

2025 ANNUAL REPORT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended: December 31, 2025

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____
Commission File Number: 001-36473

Trinseo PLC
(Exact name of registrant as specified in its charter)

Ireland		**N/A**
(State or other jurisdiction of incorporation or organization)		**(I.R.S. Employer Identification Number)**

440 East Swedesford Road, Suite 301
Wayne, PA 19087
(Address of Principal Executive Offices)

(610) 240-3200
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange on Which Registered**
Ordinary Shares, par value $0.01 per share	**TSE**	**New York Stock Exchange***

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐   No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒	
Non-accelerated filer	☐	Smaller reporting company	☐	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Company is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐   No ☒

As of March 5, 2026, there were 36,559,868 shares of the registrant's ordinary shares outstanding.

The aggregate market value of the voting and non-voting shares of the registrant held by non-affiliates of Trinseo PLC computed by reference to the closing price of the registrant's common shares on the New York Stock Exchange as of June 30, 2025 was approximately $108,936,270.

*On March 2, 2026, Trinseo PLC received notice from the New York Stock Exchange that it would commence proceedings to delist the Company's ordinary shares.

Documents Incorporated by Reference

Portions of the registrant's definitive proxy statement for the 2026 annual general meeting of shareholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934 are incorporated by reference into Part III of this report.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 10-K ("Annual Report") contains, without limitation, statements concerning plans, objectives, goals, projections, forecasts, strategies, future events or performance, and underlying assumptions and other statements, which are not statements of historical facts. Forward-looking statements may be identified by the use of words like "expect," "anticipate," "believe," "intend," "forecast," "estimate," "see," "outlook," "will," "may," "might," "potential," "likely," "target," "plan," "contemplate," "seek," "attempt," "should," "could," "would," or expressions of similar meaning. Forward-looking statements reflect management's evaluation of information currently available and are based on our current expectations and assumptions regarding our business, the economy, our current indebtedness and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict.

Specific factors that may cause future results to differ from those expressed by the forward-looking statements, or otherwise impact performance or other predictions of future actions have, in many but not all cases, been identified in connection with specific forward-looking statements. Our actual results may differ materially from those contemplated by the forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include economic, business, competitive, market and regulatory conditions and the following:

- our ability to continue as a going concern;
- ongoing discussions with our financial stakeholders;
- our significant levels of indebtedness, ability to service our debt, meet our debt covenants or obtain amendments, waivers or forbearances;
- unexpected payment obligations or liabilities which could create liquidity challenges;
- the deterioration of our credit profile limiting our access to commercial credit;
- the delisting of our ordinary shares from the New York Stock Exchange;
- the restrictions on our operations, sale of assets and use of cash due to our debt agreements;
- our ability to successfully generate cost savings through restructuring and cost reduction initiatives;
- volatility in raw material costs or disruption in the supply of the raw materials utilized for our products;
- increases in energy costs, volatility in energy markets and supply shortages, including those resulting from global conflicts;
- any disruptions in production at our chemical manufacturing facilities, including those resulting from accidental spills or discharges;
- the execution of capital projects and other growth investments in accordance with the Company's plan, budget and forecasts;
- any inability to continue technological innovation and successful introduction of new products;
- our ability to successfully transform the Company to a specialty materials and sustainable solutions provider, including our ability to divest assets and identify new growth opportunities;
- our ability to successfully divest our styrenics businesses, including the sale of our interest in Americas Styrenics (as defined herein);
- our ability to realize the benefits of acquisitions, to successfully integrate, realize synergies, retain customers, grow profitably, or the potential for impairment of goodwill acquired in such acquisitions;
- other strategic acquisitions or divestitures affecting our operations or financial condition;
- the stability of our joint ventures;
- costs and business restrictions associated with complying to customs, international trade, export control and antitrust laws;
- implementation of tariffs, changes to global trade policies, or retaliatory actions;
- changes in global and local tax regulations;

- regulatory and statutory changes applicable to our raw materials and products, including those related to climate change and sustainability;

- expenditures related to changes to and our compliance with environmental, health and safety laws;

- liabilities and losses related to contamination, environmental damage, or chemical exposures or release;

- the outcome of ongoing or future litigation, arbitration or other legal proceedings;

- our continued reliance on our relationship with The Dow Chemical Company and/or its affiliates (Dow) for certain services and supply of raw materials;

- the limitations of our intellectual property licensing arrangements with Dow;

- any inability to protect our trademarks, patents, and other intellectual property rights, as well as our ability to successfully license our intellectual property;

- our infringement on the intellectual property rights of others;

- cybersecurity incidents, including data breaches or cyber-attacks;

- implementation of our enterprise resource planning system;

- risks associated with our incorporation in Ireland; including impact of the Irish Companies Act and Irish Takeover Rules on our shareholders, and lack of flexibility to manage our capital structure;

- conditions in the global economy and capital markets, and the impact of adverse conditions including recession, economic crisis, persistent decreased customer demand, the impact of tariffs on global trade relations, disease pandemics, terrorism, or war;

- local business risks in the different countries in which we operate;

- fluctuations in currency exchange rates; and

- other risks described in the "Risk Factors" section or other sections of this Annual Report.

We derive many of our forward-looking statements from our operating budgets and forecasts, which are based upon many detailed assumptions. While we believe that our assumptions are reasonable, we caution that it is very difficult to predict the impact of known factors, and it is impossible for us to anticipate all factors that could affect our actual results. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. Important factors that could cause actual results to differ materially from our expectations, or cautionary statements, are disclosed under the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Quantitative and Qualitative Disclosures About Market Risk" and in other portions of this Annual Report. All written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements as well as other cautionary statements that are made from time to time in our other public communications. You should evaluate all forward-looking statements made in this Annual Report in the context of these risks and uncertainties.

We caution you that the important factors referenced above may not contain all of the factors that are important to you. Should unknown risks or uncertainties materialize or underlying assumptions prove inaccurate, actual results could differ materially from past results and/or those anticipated, estimated or projected. In addition, we cannot assure you that we will realize the results or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements included in this Annual Report are made only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

TABLE OF CONTENTS

Trinseo PLC

Form 10-K Annual Report
For the Fiscal Year Ended December 31, 2025

Unless otherwise indicated or required by context, as used in this Annual Report on Form 10-K ("Annual Report"), the term "Trinseo" refers to Trinseo PLC (NYSE: TSE), a public limited company existing under the laws of Ireland, and not its subsidiaries. The terms "Company," "we," "us" and "our" refer to Trinseo and its consolidated subsidiaries, taken as a consolidated entity. All financial data provided in this Annual Report is the financial data of Trinseo PLC, unless otherwise indicated. Prior to the formation of the Company, our business was wholly owned by The Dow Chemical Company (together with other affiliates, "Dow").

Definitions of capitalized terms not defined herein appear in the notes to our consolidated financial statements. Specifically, refer to Note 16 in the consolidated financial statements for definitions of the Company's debt facilities.

PART I

Item 1. *Business*

BUSINESS

The Company

Trinseo PLC is a public limited company existing under the laws of Ireland. Trinseo PLC was merged with our former publicly traded parent entity, Trinseo S.A., with Trinseo PLC as the surviving entity. Prior to the formation of Trinseo S.A., our business was wholly owned by The Dow Chemical Company (together with its affiliates, we refer to as "Dow"). Our predecessor business was sold by Dow in 2010 to investment funds advised or managed by affiliates of Bain Capital Partners, LP (the "Dow Separation"), which fully divested its ownership in the Company in 2016. We have been listed on the New York Stock Exchange ("NYSE") since June 2014 under the ticker symbol "TSE." On March 2, 2026, Trinseo PLC received notice from the New York Stock Exchange that it would commence proceedings to delist the Company's ordinary shares because the Company had fallen below the NYSE continued listing standard requiring companies to maintain an average market capitalization over a 30-trading day period of at least $15 million. The Notice also stated that trading in the Company's ordinary shares would be suspended effective immediately.

Trinseo PLC is a specialty material solutions provider with a focus on partnering with companies to bring ideas to life in an imaginative, smart, and sustainability-focused manner. Our products are incorporated into a wide range of our customers' products throughout the world, including products for building and construction, automotive applications, paper and board, appliances, packaging, textile, and consumer electronics, among others. We have long-standing relationships with a diverse base of global customers, many of whom are leaders in their markets and rely on us for formulation, technological differentiation, and compounding expertise to find sustainable solutions for their businesses. Many of our products represent only a small portion of a finished product's manufacturing costs but provide critical functionality to the finished product and are often specifically developed to customer specifications. Therefore, we seek to regularly develop new and improved products and processes, supported by our intellectual property portfolio and manufacturing know-how, designed to enhance our customers' product offerings. We believe these products' traits result in substantial customer loyalty.

We have manufacturing and production operations around the world, which allow us to serve our global customer base. As of December 31, 2025, our production facilities included manufacturing plants and one recycling facility at sites across the globe, including the Company's joint venture, Americas Styrenics LLC. Additionally, as of December 31, 2025, we operated 11 research and development ("R&D") facilities globally, including technology and innovation development centers, which we believe are critical to our global presence and innovation capabilities. Our global operations also provide diversity in the end markets for our products.



2025 Annual Trade Volumes by Geography
Other
3%
United States
23%
Europe
48%
Asia Pacific
26%

2025 Annual Trade Volumes by End Market
Distribution / Other
10%
Appliances
11%
Board & Specialty Paper
12%
Mobility
15%
Styrene / MMA Related
3%
Graphical Paper
7%
Packaging
13%
Building & Construction / Sheet
21%
Consumer Electronics
3%
Textile
5%

Our Strategy

In 2025, we continued to focus our efforts and investments on specialty materials and sustainable solutions product offerings which are less cyclical and offer higher growth and margin potential. We have invested in differentiated and sustainable product offerings serving the applications within our compounding business segments, as well as coatings, adhesives, sealants, and elastomers ("CASE") applications within the Latex Binders business segment, while closing underperforming or unprofitable product lines to focus on improving cash flow.

We have capabilities to convert post-consumer and post-industrial waste for use in a wide range of high-end applications. We have a polycarbonate ("PC") dissolution pilot facility in our Terneuzen, the Netherlands plant, a polymethyl methacrylates ("PMMA") depolymerization plant in Rho, Italy and an acrylonitrile butadiene styrene ("ABS") dissolution pilot facility in Terneuzen, the Netherlands. These facilities demonstrate our commitment to sustainability and progress toward our sustainable product portfolio goals.

In the face of ongoing challenges affecting the chemical industry and the end markets which we serve, including historically low demand, geopolitical turmoil, and pricing volatility, we have implemented multiple restructuring initiatives including product line shutdowns and workforce reductions which are designed to reduce costs, streamline commercial and operational activities, improve profitability and cash flow generation. We have also taken steps to further reduce our exposure to cyclical markets and strengthen our competitive position through the closure of certain underperforming or uncompetitive plants and product lines and exit from underperforming assets. These steps included the closure of our global styrene manufacturing operations and closure of our virgin polycarbonate manufacturing and polycarbonate plant at our Stade, Germany facility, the closure of our methyl methacrylate (MMA) production operations in Rho, Italy and the related acetone cyanohydrin (ACH) production operations in Porto Marghera, Italy, and polystyrene ("PS") production operations in Schkopau, Germany. Following these actions, our downstream styrene, polycarbonate, and MMA needs will be purchased from external suppliers. We also have right sized the workforce as a result of the combination of management and supporting functions of our Engineered Materials, Plastics Solutions and Polystyrene businesses.

The Company continues to seek organic growth through expansion into key markets or strategic capital investments targeting technologies and solutions that meet the evolving needs of our customers, and to continue to provide innovative products to our customers who seek our technological and development capabilities to create specialty grades, new and sustainable products, and technologically-differentiated formulations. The Company will continue to focus on growing margins and reducing earnings volatility through such organic investments.

We continue to evaluate strategic alternatives to divest all or a portion of our styrenics businesses, which includes our polystyrene business and our interest in Americas Styrenics LP. In 2024, we announced our interest to sell our share in Americas Styrenics pursuant to an ownership exit provision in the joint venture agreement. The styrenics business separation remains an integral part of our long-term strategy, and we continue to evaluate actions to transform the Company into a higher growth, higher margin and less cyclical specialty and sustainable materials provider.

For more information regarding our strategic highlights see Item 7 – *Management's Discussion and Analysis of Financial Condition and Results of Operations – 2025 Highlights.*

Business Segments

The Company operates under four reportable segments: Engineered Materials, Latex Binders, Polymer Solutions, and Americas Styrenics. Our reportable segments reflect the model under which the business is being managed and results are being reviewed by the Chief Executive Officer, who is the Company's chief operating decision maker.

For additional information regarding business segment results, refer to Item 7 – *Management's Discussion and Analysis of Financial Condition and Results of Operations* and Note 23 in the consolidated financial statements.

Engineered Materials Segment

Overview

Our Engineered Materials segment consists of rigid thermoplastic compounds and blends products sold into high growth and high value applications in markets such as consumer electronics, medical and automotive, as well as soft thermoplastic elastomers ("TPEs") products which are sold into markets such as footwear and automotive. The

Engineered Materials segment also includes polymethyl methacrylates ("PMMA") and activated methyl methacrylates ("MMA") products, which are sold into a variety of applications including automotive, building and construction, medical, consumer electronics, and wellness, among others. During fourth quarter 2025 we ceased MMA production operations in Rho, Italy and ACH production operations in Porto Marghera, Italy. Going forward, all MMA will be purchased from third parties through a combination of long-term supply contracts and spot market purchases.

In 2025, approximately 34% of total Engineered Materials net sales were generated in Europe, approximately 45% were generated in the United States, and approximately 14% were generated in Asia.

Products and End Uses

Products in the Engineered Materials segment are split into rigid compounds, soft plastic compounds, and PMMA resins and sheets. Rigid compounds include PC compounds, ABS compounds, and PC blends, mostly PC/ABS, and support primarily the automotive, consumer electronics and medical markets for equipment housing applications. Thermoplastic elastomer ("TPE") soft plastic compounds are focused on supporting footwear shoe sole applications, personal care, consumer electronics, and automotive high-end applications such as overmolds, sealings, tubing, and films. PMMA products can be sold as resin compounds or sheets produced through continuous-cast, extrusion, and cell-cast processes. PMMA products are sold primarily into building & construction, automotive, medical and consumer goods applications.

The benefit of Trinseo's portfolio in our Engineered Materials segment is the high level of customization for high-end applications at selected premium brand owners and clear orientation to sustainable solutions. Our current portfolio includes sustainable solutions, such as high-content post-consumer recycled ("PCR") polycarbonate and bio-based raw materials. We continue to develop solutions to expand our sustainable offering using PCR ABS, PCR TPE, PCR PMMA and recycled MMA ("R-MMA") which is chemically recycled. Sustainable products represented 5% of Engineered Materials segment volume in 2025 and are a core growth area.

Compounding. Our compounding products consist of PC/ABS compounds, PC blends, and PC and polypropylene compounds. In 2025, compounding products represented approximately 29% of total segment net sales.

We have a significant position in PC/ABS blends, which combine the heat resistance and impact strength of PC with the easy-to-process qualities and resilience of our ABS. We have also developed compounds containing PCR content in their products.

We sell our compounds products mainly under the EMERGE brand for consumer electronics, and under the CALIBRE brand for medical markets. For the automotive industry, we manufacture PC/ABS blends under the PULSE brand, and we innovate collaboratively with our customers to develop performance solutions to meet industry needs, such as reducing the weight of vehicles or providing products using recycled or sustainable content. We sell our PMMA products primarily under PLEXIGLAS in the United States and ALTUGLAS in Europe and Asia. As a result, we are a key supplier of these products to leading automotive companies in North America and Europe, who tend to specify these products on a per car platform basis, making it difficult to be displaced as a supplier once selected and providing us with relatively stable and predictable cash flows for several years during the production lifecycle. We have an established position in China and are working to further increase our presence in Asia.

We foresee growth in applications of building & construction, consumer goods, and automotive as well as continued initiatives toward light-weighting, paint replacement and digitization. Supported by current macro trends, we believe that we have additional growth opportunities in existing consumer electronics applications, including tablets, notebooks, smart phones and other handheld devices, as well as new voice control systems, home entertainment and delivery equipment. We also foresee growth in medical wearables, home equipment, and drug delivery devices. In serving these markets, we leverage our polymer and compound technologies to meet increasingly stringent performance requirements along with our customers' aesthetic and color-matching requirements, which are crucial characteristics for the products involved.

We sell our PMMA sheet products primarily under the trade names ALTUGLAS, PLEXIGLAS, ACRYSPA, AVONITE and STUDIO. We foresee growth in wellness applications such as hot tubs and swim spas as well as sanitary applications like bathtubs. More specifically, we are able to effectively serve these markets through our specialized continuous cast sheet production capabilities that allow us to provide large scale PMMA sheet with specific color requirements. We have also expanded our product offerings into transportation applications and continue to provide customer solutions in architectural applications such as signage and countertops.

We manufacture our TPE soft plastic compounds principally under the trade names MEGOL, APILON, APIGO, and APINAT. Growth in footwear is supported by bio thermoplastic polyurethane solutions in both luxury and sport premium markets, while automotive growth is orientated to hygienic interiors and both robust and smart surfaces.

Competition and Customers

Our main competitors are Sabic, Covestro, Styrolution, Shanghai Pret Composites Co. Ltd., LG Chem, Lotte Chemical Corporation, and Kingfa for compound technologies, Kraiburg, Celanese, Avient, Hexpol and BASF for TPEs, and Roehm, Plaskolite, Mitsubishi Chemicals and Schweiter Technologies for PMMA resins and sheets.

We compete in the Engineered Materials segment primarily based on our ability to offer differentiated, sustainable and reliable products, high quality customer service, and deep relationships with prioritized customers. We believe that growth in this segment will stem from the continued high demand for engineered and sustainable product solutions serving the consumer electronics, automotive, building & construction, wellness, footwear, medical and lighting application markets. We believe our track record of innovation and our focus on differentiated products enhances our growth prospects in this segment. We also believe that our global organization and facilities are a competitive advantage that allows us to provide customers with consistent grades across different regions and positions us to strategically serve emerging markets.

Seasonality

Due to the steady demand state of a portfolio of applications in many markets, such as consumer electronics, medical devices, footwear, rigid compounds and soft TPE products do not experience significant seasonality. PMMA and compound applications geared towards automotive, building and construction and wellness markets do experience some seasonality.

Latex Binders Segment

Overview

In 2025, approximately 41% of our Latex Binders segment's sales were generated in Europe, 35% were generated in the United States, and the majority of the remaining net sales were generated in Asia. Additionally, this segment includes the results of our styrene-acrylate latex ("SA latex") and all-acrylic latex ("AA latex") production facilities and related infrastructure in the United States, Europe and Asia. The Company's key area of focus in the Latex Binders segment is to grow our product offerings serving CASE and battery applications, as these offer significantly higher growth and margin potential.

Products and End Uses

SB latex is widely used as a binder for mineral pigments as it allows high coating speeds, improved smoothness, higher gloss level, opacity and water resistance that is valued in the product's end use in advertising, magazines, and packaging board coatings.

We offer a diverse range of latex binders products to the carpet and artificial turf market for use in residential and commercial applications. We produce SB latex, SA latex, vinylidene chloride, and butadiene-methacrylate latex products for the commercial and niche carpet markets. SB latex is also used in flooring as an adhesive for carpet and artificial turf fibers. We continue to implement new chemistries for paper coating and carpet backing applications.

We also offer a broad range of performance latex binders products, including SB latex, SA latex, and vinylidene chloride latex for CASE applications. Net sales to CASE applications made up approximately 17% of total Latex Binders net sales in 2025.

Competition and Customers

Our principal competitors in our Latex Binders segment include BASF Group and Synthomer plc. In this segment, we compete primarily based on our ability to offer differentiated and reliable products, the quality of our customer service, and the length and depth of our relationships. This industry has seen capacity reduction and consolidation which we believe could positively impact our competitive standing.

We believe our Latex Binders segment is able to differentiate itself by offering customers value-added formulations and product development expertise. Our R&D team and Technical Services and Development ("TS&D") team are able to use our pilot coating facility, paper fabrication and testing labs, carpet technology centers located near carpet producers, and product development and process research centers to assist customers in designing new products and enhancing their manufacturing processes. Many of our major customers rely on our dedicated R&D and TS&D teams to complement their limited in-house resources for formulation and reformulation tests and trials. We believe that this capability allows us to capture new business, strengthen our existing customer relationships and broaden our technological expertise.

Additionally, our global manufacturing footprint is key in allowing us to serve our customers in a cost-effective manner, as latex binders products are costly to ship over long distances due to their high water content. We believe that our global network of service and manufacturing facilities is highly valued by our customers. We seek to capture the value of our R&D and TS&D services and manufacturing capabilities through our pricing strategy.

Seasonality

Reporting periods impacted by the winter season and unfavorable weather conditions that typically affect the construction and building materials end markets may result in seasonally lower performance, particularly in the CASE applications of our Latex Binders segment.

Polymer Solutions Segment

Overview

Our Polymer Solutions segment consists of a variety of polymers, the majority of which are for building and construction applications. The segment includes our mass acrylonitrile butadiene styrene ("ABS"), styrene-acrylonitrile ("SAN"), and polystyrene businesses, as well as our polycarbonate technology. The Polymer Solutions segment also includes the results of converting post-consumer and post-industrial PMMA, PC, ABS, polystyrene, and other thermoplastic waste for use in a wide range of high-end applications. In 2025, approximately 62% of net sales from our Polymer Solutions segment were generated in Europe, 15% were generated in North America, and the majority of the remaining net sales were generated in Asia.

Products and End Uses

Copolymers. Our copolymers products consist of ABS and SAN. In 2025, copolymers represented approximately 44% of total segment net sales.

We produce mass ABS ("mABS"), a variation of ABS that has lower conversion and capital costs compared to the more common emulsion ABS ("eABS") process, marketed under our MAGNUM brand. mABS has similar properties to eABS but has greater colorability, thermal stability and lower gloss. mABS products can be manufactured to stricter specifications because they are produced in a continuous process as opposed to the batch process used in eABS. mABS also has environmental benefits such as waste reduction and higher yields. In addition to our own mABS production capacity, we have licensed our proprietary mABS technology to other producers.

Primary end uses for our ABS products include automotive and construction sheet applications. We maintain a significant share of ABS sales into these markets, which we believe is due to the differentiating attributes of our mABS products, our reputation as a knowledgeable and reliable supplier, our broad product mix, and our customer collaboration, including design capabilities.

SAN is composed of styrene and acrylonitrile, which together provide clarity, stiffness, an enhanced ability to be processed, mechanical strength, barrier properties, chemical resistance and heat resistance. Our SAN products are manufactured in Terneuzen, The Netherlands and are used mainly in appliances, consumer goods and construction sheets, due to their low cost, clarity and chemical resistance properties.

Polycarbonate (PC). In December 2024, following the decommissioning of the Stade, Germany polycarbonate plant, the Company no longer manufactures virgin PC and sources its PC needs from external suppliers. However, the

Company continues to leverage its know-how and IP regarding our proprietary PC technology in the form of licensing agreements, as well as innovation in recycled PC technology.

PC has high levels of clarity, impact resistance and temperature resistance. PC can be used in its neat form (prior to any compounding or blending) for markets such as construction sheets and profiles, medical and lighting. Additionally, PC can be compounded or blended with other polymers, such as ABS, which imparts specific performance attributes tailored to the product's end use.

Our products for glazing and construction sheets are marketed under the CALIBRE brand name and offer customers a combination of clarity, heat resistance and impact performance.

Polystyrene. We produce polystyrene with a focus on sales to injection molding and thermoforming customers. Our product offerings include a variety of general purpose polystyrenes ("GPPS") and high impact polystyrene ("HIPS"). HIPS is polystyrene that has been modified with polybutadiene rubber to increase its impact resistant properties. These products provide customers with performance and aesthetics at a relatively low cost across applications, including appliances, packaging, including food packaging and food service disposables, consumer electronics and building and construction materials. We view recycled polystyrene products as important not only for the benefit of the environment but also as a way to better serve our customers by addressing their need for sustainable solutions.

The STYRON™ brand is widely recognized in the global marketplace and we believe our R&D capabilities provide valuable, differentiated solutions for our customers, making us well-positioned to address the sustainability, weight reduction, and safety needs.

In 2025, we closed our PS production operations in Schkopau, Germany with consolidation of remaining PS operations in Tessenderlo, Belgium.

Competition and Customers

Our principal competitors in our Polymer Solutions segment are Covestro AG, Saudi Basic Industries Corporation, INEOS Styrolution, Versalis S.p.A., Shanghai Kumho Sunny Plastics Co., Ltd., LG Chem, Lotte Chemical Corporation, Total S.p.A., Sinopec Corp., Formosa Chemicals & Fibre Corp., and Chi Mei Corporation.

In our Polymer Solutions segment, we compete primarily based on our ability to offer innovative, differentiated, sustainable and reliable products, the quality of our customer service, operational reliability and the length and depth of our customer relationships.

We believe potential growth in the Polymer Solutions segment will be impacted by a number of factors, including consumer preference for lighter-weight and impact-resistant products. Additionally, we believe growth prospects are bolstered by sustainability trends such as electric vehicles and potential government mandates, such as the substitution of lighter-weight plastics for metal in automobiles. Our innovation has contributed to long-standing relationships with customers who are recognized leaders in their respective end markets.

Our customer-centric model focuses on understanding customers' needs and developing tailored relationships that add value beyond the value of the actual product performance. For durable applications, we focus our efforts on product design engineering initiatives for developing and specifying plastics in the next generation of construction applications and appliances. In non-durable applications, we focus on innovative products that provide clear cost advantages to our customers, serving customers with our cost-advantaged technology and operating excellence. We are also able to offer various sustainable product innovations in our non-durable applications, especially packaging.

Seasonality

Reporting periods impacted by the winter season and unfavorable weather conditions that typically affect the construction and building materials end markets may result in seasonally lower performance in our Polymer Solutions segment. Additionally, sales volumes may fluctuate from quarter-to-quarter as customers may adjust their purchasing patterns based on their expectations of polystyrene price changes caused by underlying raw material cost changes.

Americas Styrenics Segment

Overview

This segment consists solely of the operations of our 50%-owned joint venture with Chevron Phillips Chemical Company, Americas Styrenics LLC ("Americas Styrenics"), which continues to be a leading producer in North America of both styrene and polystyrene. In 2025, Americas Styrenics supplied 18% of the styrene monomer capacity in North America. We received a total of $12.5 million in cash dividends from Americas Styrenics during 2025.

Products and End Uses

Styrene monomer is a basic building block of plastics and a key input to many of the Company's products. Styrene monomer is a key raw material for the production of polystyrene, and in 2025 approximately 59% of the styrene monomer produced by Americas Styrenics was consumed in its own production of polystyrene. The remainder of Americas Styrenics' product is sold as a key raw material to other manufacturers of polystyrene, expandable polystyrene, SB latex, ABS resins, unsaturated polyethylene resins, and styrene-butadiene rubber.

Americas Styrenics also produces GPPS, high heat, high impact resin, and STYRON A-TECH™ polystyrene products. Major applications for these polystyrene products include appliances, food packaging, food service disposables, consumer electronics, and building and construction materials.

Competition and Customers

Americas Styrenics' principal competitors are INEOS Styrolution, Total S.p.A., and LyondellBasell. In our Americas Styrenics segment, we compete primarily based on our ability to offer reliable products as well as the quality of our customer service and the length and depth of our relationships.

As a leading styrenics producer in North America, this segment is well-positioned to benefit from consolidation dynamics in the styrene and polystyrene industries within the region. Effective operating rates can, from time to time, be impacted by planned and unplanned outages, leading to periods of elevated margins.

Seasonality

Reporting periods impacted by the winter season and unfavorable weather conditions that typically affect the construction and building materials end markets may result in seasonally lower performance in our Americas Styrenics segment.

Our Relationship with Dow

Following the Dow Separation, we entered into certain long-term agreements with Dow to provide services. We maintain a significant relationship with Dow for certain site services, utilities and certain raw materials purchases. The failure of Dow to perform their obligations, or the termination of these agreements, could adversely affect our operations. See Item 1A—*Risk Factors* for more information.

We are party to various site services agreements ("SAR SSAs") for Dow to provide site services to the Company at Dow-owned sites. Conversely, we entered into similar agreements with Dow, where, at Company-owned sites, we provide such services to Dow. These agreements cover general services that are provided at certain facilities co-located with Dow, including utilities, site administration, environmental health and safety, site maintenance and supply chain. These agreements generally have 25-year terms and include options to renew. These agreements may be terminated at any time by agreement of the parties, or, by either party, for cause or under certain circumstances for a material breach. In addition, we may terminate with 12-months' prior notice to Dow any services identified in any SAR SSA as "terminable." Highly integrated services, such as electricity and steam, generally cannot be terminated prior to the termination date unless we experience a permanent production unit shut down for which we provide Dow with 15-months' prior notice, or upon payment of a shutdown fee. Upon expiration or termination, we would be obligated to pay a monthly fee to Dow for a period of 45 to 60 months following the expiration or termination of such SAR SSA. The agreements under which Dow receives services from us may be terminated under the same circumstances and conditions.

Additionally, we are party to several agreements with Dow for the provision of certain raw materials, including butadiene, and other products, services and other operational arrangements. We are also party to a Capacity Reservation Contract which is an evergreen contract that provides guaranteed access to a certain portion of MMA capacity at a Dow-owned manufacturing facility in North America, which was assumed in connection with our acquisition of the PMMA business from Arkema S.A. (the "PMMA Acquisition"). See *Sources and Availability of Raw Materials* for more information. Under the Amended and Restated MOD5 Computerized Process Control Software, Licenses and Services Agreement, with Rofan Services ("AR MOD5 Agreement"), Dow provided worldwide process control technology, including hardware, software licenses and support services, and related enterprise resource planning services. We have converted all plant locations from the MOD5 process control technology and do not expect to incur any significant costs going forward.

The Second Amended and Restated Master Outsourcing Services Agreement ("SAR MOSA") provides for ongoing worldwide services, substantially all of which were no longer provided by Dow. The Company continues to incur certain costs related to the SAR MOSA in 2025, which are expected to decrease in future years based on anticipated site shutdowns and demolition.

For the years ended December 31, 2025, 2024, and 2023, we incurred a total of $37.5 million, $54.5 million, and $140.5 million, respectively, in expenses under the SAR MOSA, AR MOD5 Agreement, and SAR SSAs (including utilities) including $37.5 million, $53.5 million, and $138.5 million, respectively, for both the variable and fixed cost components of the site services agreements and $1.0 million and $2.0 million, for the years ended December 31, 2024 and 2023, respectively, covering all other agreements.

For the years ended December 31, 2025, 2024, and 2023, purchases and other charges from Dow (excluding the SAR MOSA, AR MOD5 Agreement, and SAR SSAs) were approximately $185.3 million, $202.7 million, and $570.5 million, respectively. These purchases and other charges primarily relate to the purchase of raw materials for manufacturing our products. Additionally, for the years ended December 31, 2025, 2024, and 2023, sales to Dow were approximately $11.2 million, $65.4 million, and $95.1 million, respectively principally related to manufacturing of Dow's products.

Sources and Availability of Raw Materials

The prices of our key raw materials are volatile and can fluctuate significantly over time. While the predominant reason for this volatility is the impact of market imbalances in supply and demand from time to time, energy prices, transportation costs and supplier force majeures have impacted and may continue to impact the volatility of some of our raw materials. The table below shows our key raw materials by reportable segment.

	Latex Binders	Engineered Materials	Polymer Solutions	Americas Styrenics
Acetone		X		
Benzene				X
Bisphenol A		X	X	
Butadiene	X	X	X	
Ethylene				X
Methyl Methacrylate (MMA)	X	X		
Polycarbonate		X	X	
Styrenic resins		X	X	
Styrene	X	X	X	X

We have supply contracts in place to help maintain our supply of raw materials at competitive market prices and seek to implement the most efficient and reliable raw material strategy for each of our segments, including utilizing multiple sources where feasible and maintaining a balance between contracted and spot purchases of raw materials. We also produce raw materials for use by our businesses, and we purchase PCR materials for use in products such as our PC compounds. PMMA products use MMA as the key raw material, which is sourced through supply agreements. During 2025, Dow has supplied us with an aggregate 59% of the MMA used in our PMMA production, both in the United States through various supply agreements. In 2025, we obtained approximately 9% of our raw materials from Dow (based on aggregate purchase price).

Following our decision to cease production of styrene, PC, and MMA, these materials are purchased through strategic contracts and/or spot market purchases.

Technology

Our "One Trinseo R&D" operating model refers to our customer-focused R&D and TS&D activities, which are streamlined across our Engineered Materials, Polymer Solutions and Latex Binders business segments. As part of our customer-centric approach, our R&D and TS&D teams interface with our sales and marketing teams, and directly with customers, to determine their product requirements. These teams then consider material scientific factors, as well as industry and market segment trends in order to select, execute and commercialize new sustainable material solutions that are value-enhancing for both our customers and the Company.

Our global network of R&D Centers of Excellence (CoEs) and Technical Centers support our technological and R&D/TS&D capabilities, where our cross-functional teams work and engage with customers on technology and innovation development. We have three R&D CoE locations bringing innovation excellence across the globe in Rheinmünster, Germany, Terneuzen, The Netherlands and Exton Pennsylvania. In addition, our R&D/TS&D efforts are supported by certain "mini-plants" used to make samples of experimental products for testing, which we believe is a critical step in our new product development process. We also operate a plastics research center, which integrates two existing technical support centers and research lab operations in a single location at our Terneuzen R&D CoE location. Further, we operate pilot plants to facilitate new production technology. Finally, our network of global R&D CoEs in Europe and the United States, are responsible for knowledge sharing, synergies and best-practice standardization and talent development across our business segments.

R&D and TS&D costs are included in expenses as incurred. Our R&D and TS&D costs were $63.6 million, $63.5 million, and $57.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Sales and Marketing

We have a customer-centric business model that has helped us to develop strong relationships with many customers. Our sales and marketing professionals are primarily located at our facilities or at virtual offices within their respective geographies. We have approximately 180 professionals working in sales and marketing around the world, along with approximately 90 customer service professionals, and we sell our products to customers in approximately 80 countries. We primarily market our products through our direct sales force. We also leverage various channel management partners, distributors, and agents in the sale of our products. Typically, our direct sales are made by our employees in the regions closest to the given customer.

Intellectual Property

We evaluate on a case-by-case basis how best to utilize patents, trademarks, copyrights, trade secrets and other intellectual property to protect our products and our critical investments in research and development, manufacturing and marketing. We focus on securing and maintaining patents for certain inventions, while maintaining other inventions as trade secrets, derived from our customer-centric business model, to maximize the value of our product portfolio and manufacturing capabilities. Our policy is to seek appropriate protection for significant product and process developments in the major markets where the relevant products are manufactured or sold. Patents may cover products, processes, intermediate products and product uses. Patents extend for varying periods in accordance with the date of patent application filing and the legal life of patents in the various countries. The protection afforded, which may also vary from country to country, depends upon the type of subject matter covered by the patent and the scope of the claims of the patent. The intellectual property that we have created or acquired since our formation covers areas such as material formulations, material process technologies and various end-use industrial applications.

In most industrial countries, patent protection may be available for new substances and formulations, as well as for unique applications and production processes. However, given the geographical scope of our business and our continued growth strategy, there are regions of the world in which we do business or may do business in the future where intellectual property protection may be limited and difficult to enforce. We maintain strict information security policies and procedures wherever we do business. These information security policies and procedures include data encryption, controls over the disclosure and safekeeping of confidential information, as well as employee awareness training. Moreover, we monitor our competitors' products and, if circumstances were to dictate that we do so, we would vigorously challenge the actions of others that conflict with our patents, trademarks and other intellectual property rights.

The technologies we utilize in some of our businesses have been in use for many years (e.g., SB latex, polystyrene, PMMA and ABS) and a number of our patents relating to such technologies have expired or will expire in the future. As patents expire, or are allowed to lapse, the products and processes described and claimed in those patents become generally available for use by the public. We believe that the expiration of any single patent or family of patents that is scheduled to expire would not materially adversely affect our business or financial results. We believe that our trade secrets relating to manufacturing and other processes used in connection with products to which expiring patents relate will continue to provide us with a competitive advantage after the expiration of these patents.

We use trademarks as a means of differentiating our products. We protect our trademarks against infringement where we deem appropriate. We have successfully registered the TRINSEO™ trademark in 130 countries, and also own the Plexiglas®, Altuglas®, Solarkote® and Oroglas® marks as well as other trademarks acquired from Arkema S.A.

Dow has either transferred to us or granted perpetual, royalty-free licenses to us to use Dow's intellectual property that was used by Dow to operate the acquired business (the "Dow Acquired Business") prior to the Dow Separation. This intellectual property includes certain processes, compositions and apparatus used in the manufacture of certain of our legacy products. In addition to our license rights to use Dow's intellectual property related to the Dow Acquired Business, we have obtained licenses to use Dow's intellectual property to the extent necessary to perform our obligations under the contracts transferred to us in the Dow Separation and to use such intellectual property (other than patents) for products outside of the Dow Acquired Business as it was conducted by Dow prior to the Dow Separation, subject to certain limitations. While we believe our license rights with respect to Dow's intellectual property are sufficient to allow us to operate our current business, growth opportunities, involving new products may fall outside of our license rights with Dow. Therefore, our ability to develop new products may be impacted by intellectual property rights that have not been licensed to us by Dow. We have the right, with Dow's cooperation, to directly enforce the patents that are exclusively licensed to us by Dow where infringement is primarily within the scope of our business; but nothing obligates Dow to enforce against third parties the intellectual property rights of Dow that are licensed to us on a non-exclusive basis or where the infringement is primarily outside the scope of our business.

Environmental, Health, Safety and Product Stewardship

Obtaining, producing and distributing many of our products involve the use, storage, transportation and disposal of toxic and hazardous materials. We are subject to extensive, evolving and increasingly stringent environmental and safety laws and regulations, which address, among other things:

- emissions to the air;
- discharges to soils and surface and subsurface waters;
- other releases into the environment;
- prevention, remediation or abatement of releases of hazardous materials into the indoor or outdoor environment;
- generation, handling, storage, transportation, treatment and disposal of waste materials;
- climate change impacts;
- process and maintenance of safe conditions in the workplace;
- registration and evaluation of chemicals;
- production, handling, labeling or use of chemicals used or produced by us;
- stewardship of products after manufacture; and
- circular solutions, for polystyrene, PMMA, PC, ABS and other products.

We monitor compliance with applicable local, national, and international environmental, health and safety requirements and maintain policies and procedures to monitor and control environmental, health and safety risks, which may in some circumstances exceed the requirements imposed by applicable law. We have an environmental, health and safety organization with a staff of professionals who are responsible for environmental, health, personal safety, process safety, and product regulatory compliance and stewardship, in addition to comprehensive standards and tools. We supplement our programs with our participation in trade associations which monitor developments in legislation impacting our businesses. Additionally, our Supplier Code of Conduct includes our expectations for our suppliers to comply with applicable laws and regulations and encourages them to adhere to the highest principles of environmental responsibility.

We follow the American Chemistry Council Responsible Care® Guiding Principles for our global facilities and products and have received third party certification of our Responsible Care® Management System. Many of our facilities have been certified to ISO 14001 and other ISO management systems. We have a mature corporate environmental, health and safety audit program for our facilities. We conduct regular emergency preparedness and crisis planning and drills, at both the facility and corporate level. We expect that stringent environmental regulations will continue to be imposed on us and our industry in general.

Sustainability and Climate Change

We recognize that climate change has had and will continue to have significant impacts on our environment, particularly as it relates to extreme weather conditions and rising sea levels, and which has prompted regulations limiting, among other things, the emission of greenhouse gases. In the countries in which we operate, particularly in the EU, we are required to comply with increasingly extensive regulations to address climate change impacts and resource conservation requirements. We also monitor legislative actions and their potential impacts on the end markets we serve.

We track and publicly report our greenhouse gas emissions, water usage, waste, and energy consumptions and our facilities continue to target reductions and improvements in these areas. Our annual Sustainability and Corporate Social Responsibility Report (the "Sustainability Report"), which is available on our website, provides our most recent sustainability highlights for our products, performance and operations. The report highlights sustainability goals and other initiatives to improve our sustainability performance.

Sustainability is a key focus area of our long-term strategy. As part of this strategy, we have successfully opened a PMMA depolymerization pilot facility in Rho, Italy, which uses a continuous process to produce high-purity regenerated MMA from pre- and post-consumer acrylic solutions. This technology returns material to its monomer form and allows additives and contaminants to be removed, which previously could not be done through mechanical recycling. We also operate a polycarbonate dissolution pilot facility and an ABS dissolution technology recycling pilot plant in our Terneuzen, the Netherlands site. These sites, along with our Heathland B.V. recycling operations, represent important steps in realizing our sustainability goals.

We continue to publish an annual Sustainability & Corporate Responsibility Report with reference to the Global Reporting Initiative ("GRI") framework, the Sustainability Accounting Standards Board ("SASB") framework and strive to set a high standard for safety and Employee Health & Safety ("EH&S") goals. We expect the costs of administering our sustainability program and complying with evolving disclosure regulations to increase as we continue to focus and improve our sustainability initiatives and reporting.

Environmental Remediation

Environmental laws and regulations require mitigation or remediation of the effects of the disposal or release of chemical substances. Under some of these regulations, as the current owner or operator of a property, we could be held liable for the costs of removal or remediation of hazardous substances on or under the property, without regard to whether we knew of or caused the contamination, and regardless of whether the practices that resulted in the contamination were permitted at the time they occurred. Many of our production sites have an extended history of industrial use, and it is impossible to predict precisely what effect these laws and regulations will have on us in the future. In March 2023, we reported an accidental release of acrylic latex emulsion which occurred at our Bristol, Pennsylvania site, which a portion of this material ultimately flowed into a local waterway, and certain environmental claims related to this release, some of which are still ongoing. In the past, soil and groundwater contamination occurred at some of the sites and might occur or be discovered at other sites. Subject to certain limitations, Dow is obligated to indemnify and hold us harmless with respect to releases of hazardous material that existed at our sites prior to the Dow Separation, however, the period for new claims at these sites has expired. Any active remedial projects on our properties which were part of the Dow Separation are being performed by Dow pursuant to its indemnification obligations. We cannot be certain that Dow will continue to fully honor their existing indemnity obligations or that the indemnity will be sufficient to satisfy all claims that we may incur. Sites acquired after the Dow Separation are subject to different limitations or may not be covered by an indemnity. We conduct comprehensive environmental due diligence for potential acquisitions to mitigate the risk of assuming obligations to conduct material levels of environmental remediation. For a more detailed description of the risks related to environmental remediation, see Item 1A—*Risk Factors*.

Board Oversight

The Environmental, Health, Safety, Sustainability and Public Policy Committee (the "EHSS&PP Committee") of the Company's Board of Directors assists the Board with oversight of Company programs, policies and initiatives that support the environment, health and safety, sustainability, corporate social responsibility and climate change. The EHSS&PP Committee is responsible for supporting alignment between the Company and the Board on the Company's sustainability, social, and public policy goals; guiding the Company and overseeing management of risks arising from our sustainability programs, policies, partnerships, activities and goals; reviewing external public policy/governmental affairs issues and trends and recommending Company response to these issues. The EHSS&PP Committee also reviews the Company's annual Sustainability Report for Board approval and publication on the Company's website.

Government Regulation

In addition to environmental, health, and safety laws and regulations, our operations subject us to numerous federal, state, and local laws and regulations in the countries in which we operate. International trade laws and trade agreements, tariffs, and export and customs controls can limit the countries in which we can do business or add significant cost to the import or export of our products or raw materials. Changes or violations of these regulations could impact the costs of our goods or cause delay in shipments. Our products are also used in a variety of end-uses that have specific regulatory or consumer safety requirements such as those relating to food packaging or medical devices. Changes in these requirements could result in increased compliance costs, product recalls, or fines, which could prevent or inhibit the development and sale of our products. These and other laws and regulations impact the manner in which the Company conducts its business, and changes in legislation or government regulations can affect the Company's global operations, both favorably and unfavorably. For a more detailed description of the various laws and regulations that affect the Company's business, see Item 1A—*Risk Factors*.

Security

We recognize the importance of security and safety to our employees and the community. Physical security measures have been combined with process safety measures (including the use of technology) and emergency response preparedness into integrated security plans. We have conducted information security assessments at our operating facilities worldwide and, on an ongoing basis, we work to implement appropriate measures to protect these facilities from physical and cyber-attacks. Effort and resources in assessing security requirements at our manufacturing facilities will continue, as required by U.S. Department of Homeland Security and other requirements.

The Company has implemented information security solutions, resources, policies, programs, and monitoring alerts to respond to potential information security events and to maintain compliance with the increasing amount of data privacy laws and regulation. Our Board of Directors provides oversight of security risks, measures and incidents, with input from members of management and our information security team. For a more information on the Company's cyber risk management program, see Item 1C—*Cybersecurity*.

Human Capital Resources and Objectives

As of December 31, 2025, we had approximately 2,800 employees worldwide, with the majority (approximately 55%) located in the EMEA region (Europe, Middle East and Africa), approximately 30% in the Americas, and the remainder in Asia Pacific. Approximately 97% of our workforce is full-time.

Nearly 70% of our personnel are located at the various manufacturing sites, research and development, and technology centers. The remaining employees are located at operating centers, virtual locations or geographically dispersed marketing and sales locations. Our facilities in Midland, Michigan, Bristol, Pennsylvania, as well as Louisville and Florence, Kentucky have union representation, while employees at certain of our other locations are represented by work councils. We believe we maintain good relations with our personnel and various labor organizations. There have been no labor strikes or work stoppages in these locations in recent history.

People Strategy

We strive to retain a talented and inclusive workforce and understand that our success requires ongoing investment in our employees. Our approach to attracting and retaining talent is our commitment to our core values of Responsible Care®, Innovation, Respect & Integrity, Accountability & Value Creation, and Commitment to Customers. As applied to our employees, these values prioritize health and safety, accountability and rewards for achievement, and treatment of all persons in our organization with respect, honesty, and dignity.

Our core values are reflected in the goals of our "People Strategy," which is designed to support employees through Organizational Development, Talent Management, Equity & Inclusion and Recognition & Rewards. Organizational Development focuses on the design of organization models to achieve our business strategies, assess employee engagement, shape our culture and facilitate open communication. Talent Management measures our ability to attract and select the right talent for the right roles, onboard new employees to improve integration, build critical capabilities, and develop leaders of the future, with a culture of collaboration among high-performing and diverse teams. Equity & Inclusion challenges us to create and maintain an environment that welcomes a broad range of diverse talent and facilitates and fosters a culture of inclusion. Recognition & Rewards means our efforts to manage, measure, and pay for performance; differentiate and recognize job growth with base salary increases, promotions, new assignments, annual performance awards and recognition of outstanding contributions from employees.

Employee Health & Safety

Focus on the safety of our employees is a critical aspect of our operations. We strive towards achieving zero injuries, spills, or process safety incidents in our facilities every year. Our EH&S management system promotes a culture of rigorous investigation, corrective action, and continuous improvement applied over many years and has delivered a world-class set of internal safety policies, processes, and procedures. This system is designed to meet our objectives to continually reduce safety and environmental incidents and risks, maintain full regulatory compliance, satisfy stakeholder expectations, optimize resources, and continuously improve. We have developed a set of leading indicators and training programs to help highlight and drive improvement in Operational Safety, Process Safety, and Product Safety across the company, with effectiveness assessed on a regular basis and modified as needed to drive improvement.

Equity & Inclusion

We are committed to maintaining an inclusive workforce that offers a broad range of perspectives, backgrounds and experience, and creating an environment in which all Trinseo employees have an equal opportunity to reach their potential and contribute fully to the success of the Company. Trinseo provides an equal employment opportunity, with a policy to recruit, hire, develop, and promote qualified applicants or employees without regard to race, color, religion, sex, pregnancy, gender identity, sexual orientation, veteran status, national origin, age, disability, or genetic information. We believe our commitment to equity and inclusion, and attracting the best candidates, is reflected in our Board and executive leadership team. Fifty-five percent of our Board and thirty-three percent of our executive leadership team are women, and three of our Board members self-identify as a member of an underrepresented minority group. Our executive leadership team also represents broad citizenship and geographic diversity.

Talent Management and Employee Development

We provide opportunities for career development through a combination of training, coaching, and on-the-job experiences. We believe this approach to development provides our employees with the right balance of learning options. Further, we believe that early investment in our employees ensures that our future leaders have the skills they will need to be successful within a complex and ever-changing business environment. Our annual succession planning process identifies successors for some of our most critical roles and recommends tangible developmental actions for incorporation into their long-term personal development plans. We also utilize a goal setting scorecard that enables employees to document and align their goals within a leadership team and across functions, which goals are set against annual Company priorities. Employees are evaluated on their performance versus individual goals and on the Company's performance versus corporate goals (which includes financial and safety metrics). Part of the annual performance review process includes personal assessment goals which are tracked and reviewed throughout the year.

Compensation Policies

Our process for determination of remuneration consists of two main components: base pay and an annual variable program, and we are committed to ensuring equitable compensation among our employees. As stated above, equal opportunity and diversity are important at Trinseo. We conduct internal reviews to assess fair treatment to determine if our pay practices are being implemented appropriately in all jurisdictions where we operate. In the United States, we also conduct internal reviews with new hires as well as an annual exam to determine the impact of ethnicity on pay decisions.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge through the Investor Relations section of our website, www.trinseo.com, as soon as reasonably practicable after the reports are electronically filed or furnished with the U.S. Securities and Exchange Commission ("SEC"). Copies of our board committee charters, code of conduct, corporate governance guidelines and other corporate governance information are also available on our website. See Part III–Item 10–Code of Ethics. We provide this website and the information contained in or connected to it for informational purposes only. This information is not included in, or incorporated by reference to, this Annual Report.

Item 1A. *Risk Factors*

SUMMARY OF RISK FACTORS

The following is a summary of the principal risks that could adversely affect our business, operations and financial results. For a more complete discussion of the material risks facing our business, please see below. As noted under "Forward-Looking Statements" above, these factors could affect our future results and cause actual results to differ materially from those expressed in our forward-looking statements. Investors and other readers are urged to consider all of these risks, uncertainties and other factors carefully in evaluating our business.

- Risks associated with our ability to continue as a going concern.
- Unexpected payment obligations or liabilities which could create liquidity challenges, and challenge our ability to continue as a going concern.
- Risks related to discussions with our financial stakeholders, including our ability to successfully restructure our indebtedness or obtain necessary waivers or amendments.
- The delisting of our ordinary shares from the New York Stock Exchange, resulting in an immediate suspension of trading, and a significantly limited trading market, or no market, for our ordinary shares.
- Deterioration of our credit profile limiting our access to commercial credit.
- Risks related to our current and future level of indebtedness.
- Restrictions in the terms of our subsidiaries' indebtedness may limit our ability to respond to or take certain actions.
- Risks associated with our strategy to transform our portfolio to a specialty materials and sustainable solutions provider.
- We may be unable to achieve cost savings and other benefits from our restructuring activities and cost reduction initiatives.
- Volatility in the cost of raw materials or disruption in the supply of raw materials.
- Increased energy costs, shipping costs and supply constraints, including as a result of ongoing global conflicts.
- Production at our manufacturing facilities could be disrupted for a variety of reasons which could expose us to significant losses or liabilities.
- Our ability to successfully innovate and develop new products.

- Our ability to execute on our capital projects or growth plans, or accurately estimate market conditions in our cost projections.
- Our ability to successfully complete the divestiture of our styrenics businesses, including the sale of our interest in Americas Styrenics.
- Operation of our joint venture with our joint venture partners.
- Failure to realize benefits of acquisitions or difficulty integrating businesses into our operations, or incurrence of impairment and other charges.
- Risks related to strategic acquisitions or dispositions of assets.
- Costs and business practices related to customs, international trade, export control, and antitrust laws.
- The impact of global trade conflicts and the imposition of tariffs.
- Changes in the global and local tax regulatory environments in the jurisdictions in which we operate.
- Changes to regulations, including those related to climate change and sustainability, applicable to our raw materials and products, and changes to our customers' products or consumer preferences.
- Our ability to comply with environmental, health and safety laws.
- Potential losses or liabilities related to environmental damage or personal injuries associated with exposure to chemicals or release of chemicals on our sites.
- We are party to certain legal proceedings, and may be subject to additional litigation, arbitration or legal proceedings in the future.
- Dow provides services and certain raw materials under agreements that are important to our business, and may fail to perform its obligations or terminate such agreements.
- We are party to certain intellectual property license agreements with Dow, which may limit our ability to expand our use of such licensed intellectual property or to combat infringement.
- Our ability to adequately protect or effectively enforce our intellectual property and other proprietary rights with respect to the manufacturing of some of our products.
- We may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.
- Cybersecurity incidents, including data security breaches could compromise confidential information related to our business, employees, vendors, and customers, and could threaten our operations.
- Implementation of a new enterprise resource planning system could cause disruption to our operations.
- Irish law may afford less protection to holders of our securities than securities of companies formed in the U.S.
- Provisions of our articles of association and Irish law could delay or prevent a takeover of us by a third party.
- Attempts to take over the Company will be subject to Irish Takeover Rules and subject to review by the Irish Takeover Panel.
- Certain capital structure decisions regarding the Company will require the approval of shareholders, which may limit our flexibility to manage our capital structure.
- We may be adversely affected by conditions in the global economy and capital markets, including recession, inflation, high interest rates, economic crises, natural disasters, disease, political unrest, terrorism and war.
- We are exposed to local business risks in different countries in which we operate.
- We face competitive risks related to excess supply capacity.
- Negative impacts of fluctuations in currency exchange rates.

Risks Related to Our Ability to Continue as a Going Concern

We have identified conditions and events that raise substantial doubt about our ability to continue as a going concern. Doubts regarding our ability to continue as a going concern could materially adversely affect our business, results of operations and financial condition, and share price.

We have identified certain conditions or events, which, considered in the aggregate, could raise substantial doubt about our ability to continue as a going concern, including our continued compliance with certain financial covenants contained in our debt agreements and the current maturities of our existing debt facilities, our continued liquidity and anticipated capital requirements, including service of our debt, the significant uncertainty created by the current macroeconomic and geopolitical operating environment, including global trade conflicts and the imposition of tariffs, inflation, geopolitical tensions or conflicts (such as the Russia-Ukraine war and military conflict in Iran), and weak demand in many of our end markets.

Based on our substantial debt balance, the uncertainty surrounding compliance with our debt covenants, our ability to obtain waivers or amendments, or our ability to restructure our indebtedness, including through an in-court or out-of-court process, we have determined that there is substantial doubt regarding our ability to continue as a going concern for a period of twelve months from the issuance of the accompanying audited consolidated financial statements.

Doubts regarding our ability to continue as a going concern could result in the loss of confidence by customers, vendors, suppliers, employees and others, which in turn could materially adversely affect our business, results of operations and financial condition. Concerns about our financial condition could adversely impact the payment terms we can obtain from some of our vendors and suppliers. As a result of such actions, our suppliers may stop extending us trade credit, demand cash in advance payments, refuse to ship materials to us and otherwise threaten to terminate their relationship with us, among other remedies.

Furthermore, we depend on our ability to retain our key employees at all levels of our business and on our ability to attract new qualified personnel. If we are unable to retain our key employees and we do not succeed in attracting new qualified personnel as a result of the uncertainty regarding our ability to continue as a going concern, our business and results of operations could suffer.

Doubts regarding our ability to continue as a going concern may also adversely impact our customers' perceptions of our business and our continued viability, which in turn could further negatively impact our revenues. Further declines in our revenues as a result of these perceptions or otherwise may have a material adverse impact on our cash flows, results of operations and financial condition, which may require us to curtail or cease operations.

We caution that trading in our ordinary shares may be highly speculative and pose a substantial risk of loss. Trading prices for our ordinary shares may bear little or no relationship to their actual value.

See "Potential Restructuring of Our Indebtedness" in Note 1, "Going Concern" in Note 2, and "Compliance with Debt Covenants" in Note 16 to our consolidated financial statements and Item 7—*Management's Discussion and Analysis of Financial Conditions and Results of Operations— Capital Resources, Indebtedness and Liquidity*, for additional information.

Unexpected payment obligations or unanticipated liabilities may create liquidity challenges and further challenge our ability to continue as a going concern.

Unexpected payment obligations or unanticipated liabilities, including, without limitation, matters arising from ongoing litigation or arbitration, governmental investigations, regulatory enforcement actions, fines or penalties, adverse tax assessments, contractual indemnities, product liability or warranty claims, intellectual property disputes, environmental remediation obligations, data privacy or cybersecurity incidents, employment-related claims, and other contingent or off-balance sheet obligations, may result in adverse outcomes, monetary awards, settlements, fines, penalties, remediation costs, or other charges against the Company, representing a condition that may raise substantial doubt about our ability to continue as a going concern, and we may not have sufficient liquidity or capital resources to meet our current or future obligations as a result. If we become subject to future unanticipated large liability claims, obligations, or losses, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis, which may adversely affect our reputation, share price, liquidity, results of operations, cash flows, and overall financial condition.

We may be unsuccessful in discussions with our financial stakeholders, including for the potential restructuring of our indebtedness or may be unable to obtain necessary waivers or amendments.

Due to the uncertainty concerning our ability to service our substantial indebtedness and meet the related financial covenant requirements, we are engaged in ongoing discussions with our financial stakeholders to review potential alternatives regarding our capital structure, including refinancings, exchange offers, consent solicitations, the issuance of new indebtedness, amendments to the terms of our existing indebtedness and/or other transactions. We have also engaged outside advisors with respect to these alternatives and have recently appointed two new board members with significant experience in debt restructuring and strategic transactions.

Among these alternatives is a restructuring that would, on a consensual basis, seek to modify the terms of substantially all of our outstanding indebtedness, including through an in-court or out-of-court restructuring process. We may offer to exchange the indebtedness under our 2028 Refinance Term Loans, 2028 Term Loan B, or 2029 Refinance Senior Notes for new debt and/or equity securities. In conjunction with any such transactions, we may seek consents to amend the documents governing our indebtedness to amend or eliminate certain covenants or collateral provisions. Because the terms of any such transactions will be subject to negotiations with the holders of our indebtedness, they may differ materially from those described above and are, to a large extent, outside of our control. There can be no assurance that we will decide to pursue, or be able to complete any such transactions, and there can be no assurance that any such measures will be successful.

In February 2026 we entered into an amendment to the credit agreement governing our 2028 Term Loan B (the "Senior Credit Facility"), which extended the grace period for payment of interest due before March 1, 2026 until March 19, 2026, and elected to utilize the contractually-available grace periods for payment of interest on both the 2028 Term Loan B and our 2029 Refinance Senior Notes. These grace periods will both expire on March 19, 2026. A failure to make the interest payment owed under either the Senior Credit Facility or the 2029 Refinance Senior Notes indenture (the "2L Note Indenture") at the end of the contractually-available grace period would result in an event of default under such facilities and a cross-default under the other facility, and also result in a cross-default under our 2028 Refinance Credit Facility, our Opco Super-Priority Revolver, and our accounts receivable securitization facility.

We expect to seek amendments to our Senior Credit Facility, our 2028 Refinance Credit Facility, our OpCo Super-Priority Revolver and our accounts receivable securitization facility to waive certain acceleration and collateral enforcement rights under such facilities following certain events of default or cross-defaults. and to remove certain covenants and other provisions. There can be no assurance that any such additional waivers or amendments would be available on acceptable terms or at all.

If we seek but are unable to obtain necessary consents, waivers or amendments from our lenders, and a default or cross-default occurs under our indebtedness and our debt is accelerated, there can be no assurance that we would be able to obtain replacement financing arrangements or successfully restructure our indebtedness. Our failure to complete any of these potential alternatives, including obtaining waivers or amendments to prevent the acceleration of our indebtedness, to prevent the exercise of remedies against the collateral securing such indebtedness, such as the possession and disposal of pledged assets, or our failure to restructure our indebtedness through an in-court or out-of-court process, could have a material adverse impact on our liquidity and financial condition.

Deterioration of our credit profile could limit our access to commercial credit.

We currently maintain credit ratings near the lower end of the rating scale, which limits our financial flexibility and affects the cost and availability of our capital. Operating at these rating levels may reduce the number of lenders and counterparties willing to provide credit on acceptable terms and require us to provide cash-in-advance payments to raw material suppliers and other vendors. Any downgrade from our current ratings, any further deterioration in our credit profile, doubts about our ability to meet our payment obligations or covenants under our indebtedness, or doubts about our ability continue as a going concern, could increase our borrowing costs, reduce our credit capacity, restrict our access to commercial credit markets, or trigger additional collateral, covenant, or liquidity requirements under certain agreements. These developments could adversely affect our liquidity, financial condition, and results of operations.

Risks Related to Delisting of our Ordinary Shares

We have received notice of delisting procedures from the New York Stock Exchange ("NYSE") and trading in our shares has been suspended, and trading may continue to be restricted with no trading market readily available.

On March 2, 2026, we received written notice (the "Notice") from the New York Stock Exchange (the "NYSE") that they determined to commence proceedings to delist the Company's ordinary shares and will file a Form 25 with the SEC to delist the Company's ordinary shares from the NYSE upon completion of applicable procedures. The delisting will be effective 10 days after the filing of the Form 25. As stated in the Notice, the NYSE reached its decision to delist the Company's securities pursuant to Section 802.01B of the NYSE Listed Company Manual because the Company had fallen below the NYSE continued listing standard requiring listed companies to maintain an average market capitalization over a 30-trading day period of at least $15.0 million.

Upon suspension of trading and delisting of the Company's ordinary shares from the NYSE, transfers of ordinary shares will be subject to Irish stamp duty at a rate of 1% of the higher of the purchase price or the market value of the shares, unless an exemption or relief is available to the purchaser. The Company's clearing and settlement agent, Depository Trust Company, has notified the Company that as a result of the application of Irish stamp duty it will cease clearing or settling trades in our ordinary shares. Our shareholders may not be able to continue to trade in our ordinary shares without transferring their shares to another clearing and settlement agent, or into a registered position directly with the Company's transfer agent. The Company can provide no assurance that its ordinary shares will continue trading on any market, without transfer of shares to another settlement agent or direct registration with its transfer agent. However, the Company can provide no assurance that its ordinary shares will trade or be quoted on the OTC Pink Limited Market or any other market, or, if such trading or quotation does commence, that such trading will continue, whether broker-dealers will continue to provide public quotes of its ordinary shares on this market, or whether the trading volume of its ordinary shares will be sufficient to provide for an efficient trading market for existing and potential holders of its ordinary shares. Shareholders are advised to consult with their own tax and legal counsel regarding the potential issues related to trading the ordinary shares following the suspension of trading and delisting from the NYSE. Shareholders are advised to consult with their brokers to inquire about the process to register their ordinary shares into a direct position in their name with the Company's transfer agent, Computershare Trust Company, N.A., if they wish to sell their shares in the Company

Delisting also could limit our strategic or financial alternatives and have other negative results, including the potential loss of employee confidence or the loss of institutional investors. Similarly, customers, vendors, landlords, banks or other third parties may be less willing to transact business with us if they believe our future is uncertain, any of which could adversely impact our business, financial performance, financial position or future prospects.

Risks Related to Our Indebtedness

Our current and future level of indebtedness of our subsidiaries could adversely affect our financial condition.

Our current level of indebtedness, as well as future borrowings or other indebtedness, could have significant consequences for our business, including but not limited to:

- substantially increasing our borrowing costs;
- requiring a substantial portion of our cash flows from operations to be dedicated to the payment of principal and interest on our indebtedness;
- significantly limiting our ability to use our cash flow to fund capital expenditures and future business opportunities and returning cash to our shareholders in the form of dividends or share repurchases;
- compromising our flexibility to capitalize on business opportunities or other strategic acquisitions, and to react to competitive pressures, as compared to our competitors, or forcing us to make nonstrategic divestitures;
- limiting our ability to obtain additional financing for working capital, capital expenditures, acquisitions, and general corporate or other purposes;
- increasing our vulnerability to economic downturns and adverse industry, competitive, or market conditions;
- placing us at a disadvantage compared to other, less leveraged competitors or competitors with comparable debt at more favorable interest rates.

The terms of our debt contain significant restrictions on the incurrence of additional indebtedness and pledge of existing or future assets. These restrictions are subject to certain qualifications and exceptions which could allow us to incur additional indebtedness. If new debt is added to our subsidiaries' current debt levels, the risks related to indebtedness that we now face could intensify.

In addition, the majority of our current indebtedness is secured by virtually all of our assets, which may make it more difficult to secure additional borrowings at reasonable costs. If we default or declare bankruptcy, after these obligations are met, there may not be sufficient funds or assets to satisfy our subordinate interests, including those of our shareholders.

For more information regarding our indebtedness, see Item 7—*Management's Discussion and Analysis of Financial Conditions and Results of Operations— Capital Resources, Indebtedness and Liquidity.*

The terms of our subsidiaries' indebtedness may restrict our current and future operations, particularly our ability to respond to change or to take certain actions.

Our credit, debt and refinance agreements contain covenants imposing certain restrictions on our subsidiaries' businesses. These restrictions may affect our ability to operate our business and may limit our ability to take advantage of business opportunities. These agreements restrict, among other things, our subsidiaries' ability to:

- sell or assign assets;
- incur additional indebtedness;
- pay dividends to Trinseo PLC;
- make investments or acquisitions;
- incur liens;
- repurchase or redeem capital shares;
- engage in mergers or consolidations;
- materially alter the business they conduct;
- engage in transactions with affiliates; and
- consolidate, merge or transfer all or substantially all of their assets.

We are required to meet a minimum liquidity test under our 2028 Refinance Credit Agreement, our OpCo Super-Priority Revolver and our accounts receivable securitization facility. The OpCo Super-Priority Revolver also contains a revised springing covenant and an anti-cash hoarding covenant. The ability of our subsidiaries to comply with the covenants, financial ratios and tests contained in the Credit Agreement, the 2028 Refinance Credit Agreement, the OpCo Super-Priority Revolver and the Indenture, to pay interest on indebtedness, fund working capital, and make anticipated capital expenditures depends on our future performance, which is subject to general economic conditions and other factors, some of which are beyond our control. There can be no assurance that our business will generate sufficient cash flow from operations in an amount sufficient to enable us to service our indebtedness, or that sufficient borrowings will be available under our Senior Credit Facility, OpCo Super-Priority Revolver, 2028 Refinance Credit Facility or our accounts receivable securitization facility to fund future liquidity needs. Furthermore, if we need additional capital for general corporate purposes or to execute on an expansion strategy, there can be no assurance that this capital will be available on satisfactory terms or at all.

A failure to service or repay amounts owed under the Senior Credit Facility, 2028 Refinance Credit Facility, OpCo Super-Priority Revolver or 2L Note Indenture when due, or at the end of any applicable grace period, would result in a default. In addition, a breach of any of the covenants in the Credit Agreement, 2028 Refinance Credit Agreement, OpCo Super-Priority Revolver, Indenture or accounts receivable securitization facility, or our inability to comply with the required financial ratios, tests or limits could result in a default. A default under one of our subsidiaries' debt agreements may trigger a cross-default under some or all of our other debt agreements. If a default occurs, lenders may refuse to lend us additional funds or terminate existing commitments, lenders or noteholders could declare all of the debt and any accrued interest and fees immediately due and payable and demand immediate repayment, or certain lenders could exercise remedies against the collateral securing their debt agreements, including but not limited to rights to take possession and dispose of certain of our assets. For more information regarding our indebtedness, please see Item 7—*Management's Discussion and Analysis of Financial Conditions and Results of Operations— Capital Resources, Indebtedness and Liquidity.*

<u>Risks Related to Our Operations</u>

We are subject to risks associated with our strategy to transform to a specialty materials and sustainable solutions provider.

We have taken steps toward executing on our strategy to transform the Company to a specialty materials and sustainable solutions provider, including the PMMA Acquisition, the acquisition of Aristech Surfaces LLC, the sale of our synthetic rubber business, and the sale of our proprietary polycarbonate manufacturing assets in Stade, Germany. We plan to continue to prioritize investments in higher growth, higher margin and lower earnings volatility areas such as Engineered Materials and CASE applications, products containing recycled materials, and to deemphasize the more volatile, lower growth assets in our portfolio.

The implementation of our transformation strategy has resulted in, and may continue to result in, changes to our business, operations, capital allocation, operational and organizational structure, increased demands on management, and could result in short-term and one-time costs, including higher than expected restructuring costs, loss of revenue, and other negative impacts on our business. We cannot guarantee that the execution of this strategy, including the steps taken to date, will lead to higher growth, higher margins and lower earnings volatility. We also cannot be certain that we will be successful in identifying investments in assets we believe best fit our portfolio transformation, whether such opportunities will be available at a price and at terms acceptable to us, or at all, or whether we will face difficulties due to timing or funding availability. Implementation of this transformation may take longer than anticipated, and once implemented, we may not realize, in full or in part, the anticipated benefits or such benefits may be realized more slowly than anticipated. The failure to realize benefits, which may be due to our inability to execute, delays in implementation, global or local economic conditions, accessibility to capital markets, inflation, high interest rates, competition, and the other risks described herein, could have a material adverse effect on our business, prospects, financial condition, results of operations, cash flows, as well as the trading price of our securities.

We may be unable to achieve cost savings and other benefits from our restructuring activities and cost reduction initiatives.

We have announced several restructuring programs designed to reduce costs, streamline commercial and operational activities, improve profitability, preserve cash flow and reduce exposure to cyclical markets. These plans included workforce reductions and the elimination and consolidation of certain executive positions to streamline the Company's internal general & administrative network. As a result of these closures, we no longer produce certain products and instead will purchase from external suppliers.

We believe these actions will reduce production risk and exposure to cyclical markets, reduce ongoing capital expenditures and future turnaround costs. We believe these actions will increase our profitability and cash generation until market conditions improve, while allowing us to continue focusing on transformation projects such as recycling and material substitution innovations, which offer growth potential even in the current market environment.

Our efforts to achieve these improvements and efficiencies may not be successful or generate expected cost savings, and we may incur greater costs than currently anticipated to complete these initiatives, which could have an adverse impact on our financial condition or results of operations. We cannot guarantee that these initiatives will successfully generate the expected cost savings or will not require additional expenditures beyond our initial estimates. The actual timing and costs of this asset restructuring may differ from our expectations and estimates, and such differences may be material.

Volatility in the cost of raw materials, disruption in the supply of raw materials, may adversely affect our financial condition and results of operations or cause our financial results to differ materially from our forecasts.

Our results of operations can be directly affected, positively and negatively, by volatility in the cost of our raw materials, which are subject to global supply and demand and other factors beyond our control. Our principal raw materials (butadiene, MMA, and styrene) together represent approximately 44% of our total cost of goods sold. Crude oil prices also impact our raw material and energy costs. Generally, higher crude oil prices lead to higher costs of natural gas and raw materials, although some raw materials are impacted less than others. Volatility in the cost of energy or raw materials makes it more challenging to manage pricing and pass the increases on to our customers in a timely manner. We believe that rapid changes in pricing have affected, and can continue to affect, the volume our customers consume. As a result, our gross profit and margins could also be adversely affected and our financial results may differ materially from our forecasts.

We have supply agreements with Dow and other suppliers for certain raw materials critical to our business. As these supply agreements expire, we may be unable to renegotiate or renew these contracts or obtain new long-term supply agreements on terms comparable to us, or at all, which may significantly impact our operations. See Item 1—*Business— Sources and Availability of Raw Materials.*

If the availability of any of our principal raw materials is limited, we may be unable to produce some of our products in the quantities demanded by our customers, which could have an adverse effect on plant utilization and our sales of products requiring such raw materials. Suppliers may have temporary limitations preventing them from meeting our requirements, and we may not be able to obtain substitute alternative suppliers in a timely manner.

Increased energy costs, shipping costs and supply constraints, including as a result of ongoing global conflicts, could adversely impact our results of operations.

We use natural gas and electricity to operate our facilities and generate heat and steam for our various manufacturing processes, and these operations can be directly affected by volatility in the cost and availability of energy, which is often subject to factors outside of our control. The war between Russia and Ukraine continues to affect global energy markets, particularly in Europe, contributing to elevated volatility and higher prices for natural gas and other energy supplies. Reductions in Russian natural gas deliveries to Europe have resulted in supply constraints which are expected to persist. Prolonged or worsening natural gas shortages could lead to additional price increases, energy-supply rationing, or temporary reductions or shutdowns of our European manufacturing operations, any of which could materially and adversely affect our business or results of operations. In the past we have entered into certain commodity swap agreements to protect against fluctuations in energy prices, including natural gas, some of which have generated losses when prices stabilized. We may continue to enter into commodity swaps, forward contracts, or options from time to time. The outcome of our hedges against energy price volatility could adversely impact our results of operations.

Global conflicts and geopolitical instability may adversely affect our regional and global shipping networks, increase transportation and logistics costs, and delay shipments of our products or the raw materials on which we rely. The recent escalation of military conflict involving Iran, including retaliatory strikes across the Middle East and disruptions to commercial shipping lanes, has further strained transit routes through the Red Sea and surrounding regions. These conditions have contributed to longer transit times, elevated freight and insurance costs, and increased uncertainty for vessel availability. A broader or prolonged regional conflict could amplify these impacts, potentially disrupting key supply chains, increasing our operating costs, and materially and adversely affecting our results of operations.

Chemical manufacturing is inherently hazardous and production at our manufacturing facilities could be disrupted for a variety of reasons. Disruptions could expose us to significant losses or liabilities.

There are hazards and risks of disruption inherent in chemical manufacturing and the related storage and transportation of raw materials, products and wastes which exist in our operations and the operations of other occupants with whom we share manufacturing sites. These potential risks of disruption include, but are not necessarily limited to:

- pipeline and storage tank leaks and ruptures;
- explosions and fires;
- inclement or extreme weather and natural disasters, which may be aggravated by climate change;
- disease outbreaks, epidemics or pandemics, and government responses thereto, which may impact our employees or those of our suppliers or transportation providers;
- terrorist attacks;
- cyber-attacks to our operations or those of critical third parties;
- failure of mechanical systems, computer systems, process safety and pollution control equipment;
- failures or delays in properly implementing new technologies and processes;
- chemical spills and other discharge or releases of toxic or hazardous substances or gases into the ground, air or water; and
- exposure to toxic chemicals.

These hazards could expose employees, customers, the community and others to toxic chemicals and other hazards, contaminate the environment, damage property, result in personal injury or death, lead to an interruption or suspension of operations, damage our reputation and adversely affect the productivity and profitability of a particular manufacturing facility or us as a whole, and result in the need for remediation, governmental enforcement, regulatory shutdowns, the imposition of government fines and penalties, and claims brought by governmental entities or third parties. Legal claims and regulatory actions could subject us to both civil and criminal penalties, which could affect our product sales, reputation and profitability. Liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damage or environmental damages arising from the release of, or exposure to, such hazardous substances, may be imposed in many situations without regard to violations of laws or regulations or other fault. These liabilities may be material and can be difficult to identify or quantify.

We are dependent upon the continued safe and reliable operation of our production facilities to minimize risks associated with our manufacturing processes, but we cannot eliminate the risk of accidental contamination, discharge or injury resulting from these materials. We have been in the past, and may be in the future, subject to claims relating to exposure to hazardous materials, and have had, from time to time in the past, incidents that have temporarily shut down or otherwise disrupted our manufacturing, causing production delays and resulting in liability for workplace injuries, environmental remediation, regulatory penalties or other claims. Systems in place to manage environmental, health and safety compliance, and our emergency response and crisis management plans may not address or foresee all potential risks or causes of disruption, or sufficiently address the impacts of such incidents on our employees, customers or the communities in which our plants reside. We cannot assure you that we will not experience these types of incidents in the future or that these incidents will not result in production delays or otherwise have a material adverse effect on our business, reputation, financial condition or results of operations.

If disruptions occur, alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production. Each of these scenarios could negatively affect our business and financial performance. If one of our key manufacturing facilities is unable to produce our products for an extended period of time, our sales may be reduced by the shortfall caused by the disruption and we may not be able to meet our customers' needs, which could cause them to seek other suppliers. Furthermore, to the extent a production disruption occurs at a manufacturing facility that has been operating at or near full capacity, the resulting shortage of our product could be particularly harmful because production at the manufacturing facility may not be able to reach levels achieved prior to the disruption. Our insurance policies may not fully insure against all potential causes of disruption due to limitations and exclusions in those policies. Therefore, incidents that significantly disrupt our operations may expose us to significant losses and/or liabilities.

If we are not able to continue the technological innovation and successful commercial introduction of new products, our customers may turn to other producers to meet their requirements.

Our industry and the end markets into which we sell our products experience periodic technological changes and ongoing product improvements. Our customers may introduce new generations of their own products or require new technological and increased performance specifications that would require us to develop customized products. Our future growth will depend on our ability to predict and react to changes in key end markets, and to successfully develop, manufacture and market products in such changing end markets. We need to continue to identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our profit margins and our competitive position. We may not be successful in developing new products and technology that successfully compete with these materials, and our customers may not accept any of our new products. We may also face regulatory or operational difficulties in our ability to scale up new technologies, including recycling technology, to meet customer demand or keep up with competition. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers' needs, then our business, financial condition and results of operations could be adversely affected as a result of reduced sales of our products.

If we are unable to execute on our capital projects, growth or maintenance projects within their expected budget and timelines, or if the market conditions assumed in our projections deteriorate, our business, financial condition, results of operations and cash flows could be materially and adversely affected.

We rely on capital projects, including plant improvements, maintenance activities, turnaround projects, and growth initiatives, to maintain the reliability of our operations and support our long-term strategy. Our recent actions to close certain underperforming or uncompetitive plants and product lines and exit from underperforming assets have reduced overall capital expenditure requirements. Further, we have proactively reduced capital expenditures in response to our financial performance, capital allocation priorities, and elevated borrowing costs. Operating with this reduced capital spending may increase the risk of equipment failures, unplanned outages, or delays in implementing operational improvements, any of which could adversely affect our production capabilities, costs, and financial results.

Capital projects and other investments often require long lead times, and market conditions may change materially between the approval of a project and its completion, negatively affecting expected returns. Decisions to defer, scale back, or cancel projects due to liquidity constraints, credit-rating considerations, or other financial pressures may limit our ability to maintain or enhance our manufacturing capabilities, pursue strategic initiatives, or respond to market opportunities.

In addition, delays or cost increases related to engineering, procurement, and construction activities, or to the development of new technologies, could materially adversely affect our ability to achieve forecasted operating results. Project delays or budget overruns may arise from factors beyond our control, including:

- delays in obtaining required regulatory approvals, licenses, or permits;
- increases in the cost of construction materials, labor, or utilities;
- transportation disruptions affecting components or materials;
- adverse weather, natural disasters, equipment failures, fires, explosions, or spills at our facilities or those of our suppliers;
- disease outbreaks and related governmental responses;
- shortages of skilled labor or labor disputes; or
- non-performance or disputes with vendors, suppliers, contractors, or partners

If we are unable to execute capital projects within expected budgets or timelines, or if market conditions deteriorate during the project period, our business, financial condition, results of operations, and cash flows could be materially and adversely affected.

Risks Related to Acquisitions and Dispositions

We may not be successful in the proposed divestiture of our interest in Americas Styrenics.

In 2024 we announced that we had commenced a sale process for our interest in Americas Styrenics LLC, pursuant to an ownership exit provision in our joint venture agreement. We may not be able to accurately estimate the timing of the Americas Styrenics sale process or signing of a final agreement, valuation or purchase price, or whether economic or other market conditions will impact the timing, price or market interest. We cannot estimate whether economic conditions, capital markets, or other factors will allow us to successfully complete the sale of Americas Styrenics, or to locate an adequate buyer or buyers for our remaining styrenics business, negotiate terms of a sale acceptable to the Company or successfully complete such sale.

A successful divestiture depends on various factors, including our ability to effectively transfer liabilities, contracts, facilities and employees to any purchaser, revise our legal entity structure, negotiate continued equity ownership, identify and separate intellectual property, reduce fixed costs previously associated with the divested assets or business, and collect the proceeds from any sale. Any divestiture may result in a dilutive impact to our future earnings if we are unable to offset the dilutive impacts from the loss of revenue associated with the divested business, as well as significant write-offs, including those related to long-lived assets, including goodwill and other intangible assets, which could have a material adverse effect on our results of operations and financial condition. All of these efforts require varying levels of management resources, which may divert our attention from other business operations.

Joint ventures may not operate according to their business plans if we or our partners fail to fulfill our or their obligations, or differences in views among our joint venture partners result in delayed decisions, which may adversely affect our results of operations and may force us to dedicate additional resources to these joint ventures.

For the year ended December 31, 2025, we received dividends of $12.5 million from our Americas Styrenics joint venture. We may enter into additional joint ventures in the future. The nature of a joint venture requires us to share control with unaffiliated third parties. If joint venture partners do not fulfill their obligations, the affected joint venture may not be able to operate according to its business plan. In that case, our results of operations may be adversely affected and we may be required to increase the level of our commitment to the joint venture. Differences in views among joint venture participants and our inability to unilaterally implement sales and production strategies or determine cash distributions from joint ventures may significantly impact short-term and longer-term financial results, financial condition and the value of our ordinary shares.

We may fail to realize the anticipated benefits of acquisitions or such benefits may take longer to realize than expected, and we may encounter difficulty integrating these businesses into our operations. We may also be required to incur impairment and other charges, which would adversely affect our operating results.

Our ability to realize the anticipated benefits of acquisitions will depend on our ability to successfully integrate the underlying businesses into ours. The Company has devoted significant attention and resources integrating the operations, systems, processes and procedures of the acquired businesses, and we expect to continue to do so. If we fail to effectively integrate or grow acquired businesses, we could lose or diminish the expected benefits of these acquisitions. We also face risks that we fail to meet our financial and strategic goals, due to, among other things, inability to grow the acquired business, achieve expected margins and grow relationships with customers. Further, these acquisitions may not result in the realization of the cost and revenue synergies and benefits that we expected at the time of the acquisitions, nor can we give assurances that these benefits will be achieved when expected or at all.

These risks may force us to write down the book value of underperforming acquired businesses. We may also be adversely affected by other economic, business, and/or competitive factors which did not exist at the time of closing. Such conditions could materially adversely impact our business and results of operations.

We may engage in other future strategic disposition or acquisitions of certain assets and/or businesses that could affect our business, results of operations, financial condition and liquidity.

We may selectively pursue collaboration agreements, joint ventures or complimentary acquisitions which inherently involves a number of risks and presents financial, managerial and operational challenges, including, but not limited to:

- potential disruption of our ongoing business and the distraction of our management;
- difficulty retaining key employees or with integration of personnel and financial and other systems;
- difficulty maintaining relationships with customers;
- hiring additional management and other critical personnel;
- generating expected cost savings and synergies from the acquisition; and
- increasing the scope, geographic diversity and complexity of our operations.

Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business or financial results. Our acquisition and joint venture strategy may not be successfully received by customers or other stakeholders, and we may not realize any anticipated benefits from these other acquisitions or joint ventures.

We may pursue dispositions of certain other assets and/or businesses, which may involve material amounts of assets or lines of business, and adversely affect our results of operations, financial condition and liquidity. If any such dispositions were to occur, under the terms of our outstanding third party indebtedness we may be required to apply the proceeds of the sale to repay any borrowings under such facilities and may also involve continued financial involvement in the divested business, such as through continuing equity ownership, transition service agreements, supply agreements, guarantees, indemnities or other current or contingent financial obligations.

Risks Related to Regulation and Compliance

We are subject to customs, international trade, export control, and antitrust laws that could require us to modify our current business practices and incur increased costs.

We are subject to numerous regulations, including customs and international trade laws, export/import control laws, and associated regulations. These laws and regulations limit the countries in which we can do business; the persons or entities with whom we can do business; the products which we can buy or sell; and the terms under which we can do business, including anti-dumping restrictions. In addition, we are subject to antitrust laws and zoning and occupancy laws that regulate manufacturers generally and/or govern the importation, promotion and sale of our products, the operation of factories and warehouse facilities and our relationship with our customers, suppliers and competitors. If any of these laws or regulations were to change or were violated by our management, employees, suppliers, buying agents or trading companies, the costs of certain goods could increase, or we could experience delays in shipments of our goods, be subject to fines or penalties, or suffer reputational harm, which could reduce demand for our products and hurt our business and negatively impact results of operations. In addition, in some areas we benefit from certain trade protections, including anti-dumping protection and the EU's Authorized Economic Operator program, which provides expedited customs treatment for materials crossing national borders. If we were to lose these protections, our results of operations could be adversely affected.

Global trade conflicts and the imposition of tariffs may have a material adverse impact on our business and results of operations.

Various governments have adopted or may adopt protectionist trade policies seeking to impose tariffs, or renegotiate or terminate certain existing trade relationships or trade agreements. During 2025, the Trump administration announced and changed tariff polices on certain goods imported to the United States. The tariff landscape is continually changing and varies by country. We are not able to predict whether such tariffs will be permanent, whether new tariffs will be implemented or which jurisdictions would be impacted. In addition, recent U.S. Supreme Court decisions addressing executive authority and administrative rulemaking have added further uncertainty to the tariff and trade policy environment. Uncertainty over global tariffs has and may continue to delay purchasing decisions by our customers as they assess the impact of such trade policies on their business. Further changes in trade policy, trade restrictions, tariffs, or other governmental action have the potential to adversely impact our costs, including prices of raw materials, or demand for our products or our customers' products, which in turn could adversely impact our business, financial condition and results of operations.

We could be subject to changes in the global and local tax regulatory environments in the jurisdictions in which we operate, which could adversely impact our results of operations.

We are subject to income taxes in Ireland, the United States, and numerous other foreign jurisdictions where our subsidiaries are organized. Due to economic and political conditions, tax rates in these jurisdictions may change significantly. Our effective tax rate in the future can be impacted by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws or their interpretations, and other administrative or judicial rulings, and changes to our uncertain tax positions. Our tax returns are subject to examination by local tax authorities and other governmental bodies. We regularly assess the probability of an adverse outcome resulting from these examinations when determining our provision for income taxes. There is an inherent uncertainty to the outcome of these examinations. If it is determined that the taxes we owe are in excess of amounts previously accrued, our operating results and cash flows could be adversely affected.

Effective from 2024, the Organization for Economic Co-operation and Development's Global Anti-Base Erosion rules under Pillar Two have been enacted by the European Union and other countries in which the Company operates. These rules impose a global minimum corporate tax rate of 15% on multinational enterprises. As the OECD continues to update their administrative guidance, additional jurisdictions enact similar legislation, transitional relief expires, and other provisions and guidance of Pillar Two go into effect, our effective tax rate and cash tax payments could increase in future years which could have an adverse impact on our future operating results and cash flows.

Regulatory and statutory changes, including those related to climate change and sustainability, applicable to our raw materials and products or our customers' products, or changes to consumer preferences or public perception, could require material expenditures, changes in our operations and could adversely affect our financial condition and results of operations.

Changes in environmental, health and safety regulations in jurisdictions where we manufacture and sell our products could lead to a decrease in demand for our products. In addition to changes in regulations, customers, investors and other stakeholders are increasingly focusing on environmental issues and disclosures, including climate change, energy and water use, greenhouse gas emissions and other sustainability concerns. Change in public sentiment may result in changing demands for our products or could cause changes in the market dynamics of our existing products, impacting pricing, or cause us to incur additional costs to make changes to our operations to comply with such demand changes. Compliance with new regulations could increase the costs incurred to manufacture our products, or costs incurred by our customers to use our products and otherwise limit the use of these products and lead to decreased demand which would have an adverse effect on our business and results of operations. Our inability to meet investor, industry or stakeholder sustainability goals could materially impact our financial condition and results of operations.

Materials such as acrylonitrile, ethylbenzene, styrene, butadiene, bisphenol-A ("BPA"), MMA, UV-stabilizers, and halogenated flame retardant and others are used in the manufacturing of our products and have come under scrutiny due to potentially significant or perceived health and safety concerns. In addition, per- and polyfluoroalkyl substances ("PFAS"), chemicals used in products which require anti-dripping, temperature, chemicals, or fire resistance properties, are under heightened governmental and regulatory scrutiny in the U.S., Europe and other countries for potential contamination of soil, air and water, specifically in drinking water. The hazard classification of our products, or materials in our products, could change due to new data or toxicology studies, which may make sales of such products difficult to certain customers or in certain markets if we are unable to manufacture products without such classified materials. Heightened regulatory scrutiny, consumer protection actions or customer disapproval of these types of materials could lead to regulatory action or declining sales and could adversely affect our results of operations and financial condition.

Moreover, bans on single-use plastic, restrictions on microplastics and similar regulatory actions to reduce plastic waste and influence consumer preferences for sustainable and recyclable materials may reduce the demand for some of our products over time. New or proposed legislation addressing the global challenge of plastic waste may place responsibility on producers and sellers to include recycled content in their products. This legislation or other market factors, may impact our sales and place more importance on our initiatives to further develop technologies for recycled products.

Additionally, these regulatory regimes currently require significant compliance expenditures and future regulatory changes applicable to our raw materials and products or our customers' products, could require significant additional expenditures or changes in our operations. Governmental inquiries or lawsuits involving these chemicals could lead us to incur liability for damages or other costs, lead to civil proceedings, the imposition of fines and penalties, or other remedies, and potentially add costs or restrictions to our manufacturing operations in the future.

Our products are also used in a variety of end-uses that have specific regulatory requirements such as those relating to products that have contact with food or medical device end-uses. Our customers or distributors may not follow our policies and advice regarding the safe use and application of our products, which may unknowingly expose us to third-party claims. We and many of the applications for the products in the end markets in which we sell our products are regulated by various national and local rules, laws and regulations, such as the U.S. Toxic Substances Control Act and the EU's Registration, Evaluation, Authorisation and Restriction of Chemicals regulations. An increasing number of countries continue to adopt similar requirements, which could require significant compliance expenditures or changes to our sales and marketing strategies and operations. Changes to existing regulations could result in additional compliance costs, seizures, confiscations, recall or monetary fines, any of which could prevent or inhibit the development, distribution and sale of our products. Changes in environmental and safety laws and regulations banning or restricting the use of these residual materials in our products, or our customers' products, could adversely affect our results of operations and financial condition. Failure to appropriately manage safety, human health, product liability and environmental risks associated with our products, product life cycles and production processes could adversely impact employees, communities, stakeholders, our reputation and the results of our operations.

Compliance with extensive and evolving environmental, health and safety laws may require substantial expenditures.

We use large quantities of hazardous substances, generate hazardous waste and emit wastewater and air pollutants in our manufacturing operations. Consequently, our operations are subject to extensive environmental, health and safety laws and regulations at both the national and local level in multiple jurisdictions. Many of these laws and regulations have become more stringent over time and the costs of compliance with these requirements may continue to increase, including costs associated with any capital investments for pollution control facilities. In addition, our production facilities and operations require operating permits, licenses or other approvals that may be subject to periodic renewal and, in circumstances of noncompliance, may be subject to revocation. The necessary licenses, permits or other approvals may not be issued or continue in effect, and any issued licenses, permits or approvals may contain more stringent limitations that restrict our operations or that require further expenditures to meet the permit requirements.

This continuing focus on climate change in jurisdictions in which we operate has and will continue to result in new environmental regulations that may require us to incur additional costs in complying with new regulatory and customer requirements, which may adversely impact our operations and financial condition. Compliance with more stringent environmental requirements would likely increase our costs of transportation and storage of raw materials and finished products, as well as the costs of storage and disposal of waste. Additionally, we may incur substantial costs, including penalties, fines, damages, criminal or civil sanctions and remediation costs for the failure to comply with these laws or permit requirements.

We may be subject to losses due to liabilities or lawsuits related to contaminated land we own or operate or arising out of environmental damage or personal injuries associated with exposure to chemicals or the release of chemicals.

Under the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA") and similar statutes outside the U.S., the current or former owner or operator of a property contaminated by hazardous substance releases is subject to strict, unlimited, joint, several and retroactive liability for the investigation and remediation of the property, and also may be liable for natural resource damages associated with the releases. In addition to potential statutory liability, we also face the risk that individuals could seek damages for personal injury due to exposure to chemicals at our facilities, chemicals which have been released from our facilities, chemicals otherwise owned or controlled by us, or chemicals which allegedly migrated from products containing our materials. We face ongoing regulatory action by certain government agencies related to a spill at our Bristol site (see Item 3—*Legal Proceedings*). We may be subject to claims with respect to workplace exposure, workers' compensation and other health and safety matters. Legal claims and regulatory actions could subject us to both civil and criminal penalties, which could affect our reputation as well as our results of operations, financial condition, and liquidity.

There are several properties which we own on which Dow has been conducting remediation to address historical contamination, while there are other properties with historical contamination that are owned by Dow that we lease for our operations. While we did not assume the liabilities associated with these properties in the U.S., because CERCLA and similar laws can impose liability for contamination on the current owner or operator of a property, even if it did not create the contamination, there is a possibility that a governmental authority or private party could seek to include us in an action or claim for remediation or damages, even though the contamination may have occurred prior to our ownership or occupancy. While Dow has agreed to indemnify us for liability for releases of hazardous materials that occurred prior to our separation from Dow, the indemnity is subject to monetary and temporal limitations. The period for new claims at these sites has expired. Sites acquired after the Dow Separation are subject to a different limitations period or may not be subject to any indemnification. We cannot be certain that Dow will fully honor the indemnity or that the indemnity will be sufficient to satisfy all claims that we may incur. Any active remedial projects on our properties which were part of the Dow Separation are being performed by Dow pursuant to its indemnification obligations. In addition, we face the risk that future claims might fall partially or fully outside of the scope of the indemnity, particularly if there is a release of hazardous materials that occurs in the future or at any time after our separation from Dow or if the condition requiring remediation is attributable to a combination of events or operations occurring prior to and after our separation from Dow. The Company believes it has set adequate reserves for all remediation projects it is currently undertaking.

Risks Related to Litigation

We are party to certain legal proceedings, and may be subject to additional litigation, arbitration or legal proceedings in the future.

From time to time, we may be involved in litigation, arbitration or other legal proceedings relating to claims arising out of our operations, business, including but not limited to disputes over prior dispositions or other transactions, disputes over pricing or payments, or disputes over service or maintenance costs at sites we do not own. The results of any current or future legal proceedings cannot be predicted with certainty and, regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of such proceedings. The results of any such proceedings could have a material adverse impact on our business, financial condition, cash flows and results of operations.

The Company records accruals for legal matters which are both probable and reasonably estimable, and the Company believes that it has adequately accrued for ongoing legal matters as appropriate. Litigation and arbitration are inherently unpredictable and, although the Company believes that its accruals are adequate and/or that it has valid defenses in such matters, unfavorable resolutions could occur that are in excess of amounts accrued or which could have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Risks Related to Our Relationship with Dow

Dow provides significant operating and other services, and certain raw materials used in the production of our products, under agreements that are important to our business. The failure of Dow to perform its obligations, or the termination of these agreements, could adversely affect our operations.

Prior to the Dow Separation, we were operated by Dow, which has provided and continues to provide services under certain agreements that are important to our business. We are a party to (i) SAR SSAs; (ii) supply and sales agreements; and (iii) the AR MOD5 Agreement, the terms of which permit either party to terminate the applicable agreement in a variety of situations, including in the event of the other party's uncured material breach, insolvency, change of control or cessation of operations. Should Dow fail to provide these services or raw materials, or should any of the above agreements be terminated, we would be forced to obtain these services and raw materials from third parties or provide them ourselves. Additionally, if Dow terminates agreements pursuant to which we are obligated to provide certain services, we may lose the fees received by us under these agreements. The failure of Dow to perform its obligations under, or our inability to renegotiate, renew or replace any of these contracts, particularly without an alternative source of raw materials, could adversely affect our operations. Depending on market conditions at the time of any such termination, we may not be able to enter into substitute arrangements in a timely manner. For more information regarding our relationship with Dow, please see Item 1—*Business — Our Relationship with Dow*.

We are party to certain license agreements with Dow relating to intellectual property that is essential to our business. Because of this relationship, we may have limited ability to expand our use of certain intellectual property beyond the field of the license or to police infringement that may be harmful to our business.

In connection with the Dow Separation, we acquired ownership of, or in some cases, a worldwide right and license to use, certain patents, patent applications and other intellectual property of Dow that were used by Dow to operate our business segments or held by Dow primarily for the benefit of our business segments, prior to the Dow Separation. Generally, we acquired ownership of the intellectual property that was primarily used in our business segments and acquired a license to a more limited set of intellectual property that had broader application within Dow beyond our core business segments. Our license from Dow is perpetual, irrevocable, fully paid, and royalty-free. Furthermore, our license from Dow is exclusive within our business segments for certain patents and patent applications that were used by Dow primarily prior to our separation, subject to licenses previously granted by Dow, and to certain retained rights of Dow, including Dow's retained right to use patents and patent applications outside of our business segments and for internal consumption by Dow. Our license from Dow relates to polymeric compositions, manufacturing processes and end applications for the polymeric compositions; and is limited to use in defined areas corresponding to our current business segments excluding certain products and end-use application technology retained by Dow. Our ability to develop, manufacture or sell products and technology outside of these defined areas may be impeded by the intellectual property rights that have been retained by Dow, which could adversely affect our business, financial condition and results of operations. Additionally, infringement on these intellectual property rights could also impact our business and competitive position. We may not be able to enforce our rights, and Dow may be unwilling to enforce its rights, with respect to this intellectual property that has been licensed by Dow.

Risks Related to Our Intellectual Property

Our business relies on intellectual property and other proprietary information and our failure to adequately protect or effectively enforce our rights, or our ability to successfully license our intellectual property, could harm our competitive advantages with respect to the manufacturing of some of our products.

Our success depends to a significant degree upon our ability to protect, preserve and enforce our intellectual property rights, including patents, trademarks, licenses, trade secrets and other proprietary information of our business. However, we may be unable to prevent third parties from using our intellectual property and other proprietary information without our authorization or independently developing intellectual property and other proprietary information that is similar to or competes with ours. Any inability by us to effectively prevent the unauthorized use of our intellectual property and other proprietary information by others could reduce or eliminate any competitive advantage we have developed, cause us to lose sales or otherwise harm our business or goodwill. If it becomes necessary for us to initiate litigation to protect our proprietary rights, any proceedings could be burdensome and costly, and we may not prevail.

We may be unable to determine when third parties are using our intellectual property rights without our authorization, particularly our manufacturing processes. In addition, we cannot be certain that any intellectual property rights that we have licensed to third parties are being used only as authorized by the applicable license agreement. The undetected, unremedied, or unauthorized use of our intellectual property rights or the legitimate development or acquisition of intellectual property that is similar to or competes with ours by third parties could reduce or eliminate the competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations.

We have licensed certain intellectual property and proprietary manufacturing processes to a third party as part of a sale and license of our polycarbonate manufacturing plant assets in Stade, Germany. Our inability to enforce our licensing rights or ownership of our intellectual property could have an adverse effect on our financial condition.

If we fail to adequately protect our intellectual property and other proprietary information, including our processes, apparatuses, technology, trade secrets, trade names and proprietary manufacturing know how, methods and compounds, through obtaining patent protection, securing trademark registrations and securing our trade secrets through the use of confidentiality agreements of appropriate scope and other means, our competitive advantages over other producers could be materially adversely affected. If we determine to take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management's attention. We may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our financial condition and results of operations.

Our products may infringe the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

Many of our competitors have a substantial amount of intellectual property that we must continually strive to avoid infringing as we improve our own business processes and develop new products and applications. Although it is our policy and intention not to infringe valid patents of which we are aware, we cannot provide assurances that our processes and products and other activities do not and will not infringe issued patents (whether present or future) or other intellectual property rights belonging to others. There nonetheless could be third-party patents that cover our products, processes or technologies, and it is possible that we could be liable for infringement of such patents and could be required to take remedial or curative actions to continue our manufacturing and sales activities with respect to one or more products that are found to be infringing. We may also be subject to indemnity claims by our business partners arising out of claims of their alleged infringement of the patents, trademarks and other intellectual property rights of third parties in connection with their use of our products. Intellectual property litigation often is expensive and time-consuming, regardless of the merits of any claim, and our involvement in such litigation could divert our management's attention from operating our business. If we were to discover that any of our processes, technologies or products infringe on the valid intellectual property rights of others, we may not be able to obtain the necessary licenses on acceptable terms, or at all, or be able to modify our processes or technologies or re-engineer our products in a manner that is successful in avoiding infringement. Moreover, if we are sued for infringement and lose, we could be required to pay substantial damages and/or be enjoined from using or selling the infringing products or technology. Any of the foregoing could cause us to incur significant costs and prevent us from selling our products and could have an adverse effect on our financial condition and results of operations.

Risks Related to Data Security

Cybersecurity incidents including data breaches could compromise confidential information related to our business or the private information of our employees, vendors, and customers, or could negatively impact our operations, which could adversely affect our business and our reputation.

Cybersecurity incidents including data breaches could compromise our confidential information, personal identifiable information ("PII") of our employees, vendors, or customers, or cause a failure of our computer systems. A cyber security incident or data breach could result in the loss of confidential information or PII, and could negatively impact business operations and pose a negative impact on our operations, reputation or financial results. Such incidents may result from external threats including cyber-attacks by criminal groups, state-sponsored actors or social-activist (hacktivist) organizations or internal threats including malicious employees, mishandled information or inappropriate access. Cybersecurity threats are constantly evolving, becoming more sophisticated and being made by groups and individuals with a wide range of expertise and motives, increasing the difficulty of detecting and successfully defending against them. Furthermore, in addition to using our computer systems, we rely on computer systems operated by third-party service providers. If our third-party service providers experience a cybersecurity incident, it could compromise our confidential information or cause a disruption in our operations. A cybersecurity incident or breach of our systems, or that of a third-party service provider, could lead to ransom, shutdown or destruction of our critical manufacturing systems, manufacturing downtimes or operational disruptions, and other significant costs, which could adversely affect our reputation, financial condition and results of operations. In addition, the loss or disclosure of PII of our employees, vendors, or customers as a result of a data breach may result in violations of various data privacy regulations and expose us to litigation, fines and other penalties. Therefore, any such cybersecurity incident, disruptions to our operations or violations of data privacy laws could negatively impact our business, reputation and results of operations.

Risks Related to our Information Systems

The suspension of a new enterprise resource planning ("ERP") system implementation could cause disruption to our operations.

We began a multi-year transition to a new ERP system intended to replace most of our core financial systems, but the project was paused in 2023 as a cost-control measure and has not restarted. At this time, we do not expect the project to resume in the foreseeable future. The continued suspension of the ERP implementation, or any future restart that does not proceed as planned or fails to operate as intended, could negatively affect the effectiveness of our internal control over financial reporting. These types of disruptions could adversely impact our business, operating results, and financial condition. Additionally, if the ERP project is eventually reinitiated, significant resources and further refinement may be required to achieve the anticipated benefits.

Risks Related to Our Ordinary Shares

Irish law differs from the laws in effect in the U.S. and may afford less protection to holders of our securities than companies formed in the U.S.

It may not be possible to enforce court judgments obtained in the U.S. against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. There is no treaty between Ireland and the U.S. providing for the reciprocal enforcement of foreign judgments. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

As an Irish company, Trinseo is governed by the Irish Companies Acts, which differ in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. Accordingly, holders of our shares may have more difficulty protecting their interests than would holders of securities of a corporation incorporated in a jurisdiction of the U.S.

Provisions of our articles of association and Irish law could delay or prevent a takeover of us by a third party.

Our articles of association could delay, defer or prevent a third-party from acquiring us, despite the possible benefit to our shareholders. For example, our articles of association impose advance notice requirements for shareholder proposals and nominations of directors to be considered at shareholder meetings, and our articles also require supermajority approval from shareholders to amend or repeal our articles of association.

In addition, several mandatory provisions of Irish law could prevent or delay an acquisition of Trinseo. For example, Irish law does not permit shareholders of an Irish public limited company to take action by written consent with less than unanimous consent. We are also subject to provisions of Irish law relating to mandatory bids, voluntary bids, requirements to make a cash offer and minimum price requirements, as well as rules requiring the disclosure of interests in our ordinary shares in certain circumstances.

These provisions may discourage potential takeover attempts, discourage bids for our ordinary shares at a premium over the market price, and may negatively impact the voting and other rights of our shareholders. These provisions could also discourage proxy contests and make it more difficult for our shareholders to elect directors other than those nominated by our board of directors.

Any attempts to take us over will be subject to Irish Takeover Rules and subject to review by the Irish Takeover Panel.

We are subject to the Irish Takeover Rules, under which our board of directors will not be permitted to take any action which might frustrate an offer for our ordinary shares once it has received an approach which may lead to an offer or has reason to believe an offer is imminent.

As an Irish public limited company, certain capital structure decisions regarding the Company will require the approval of shareholders, which may limit the Company's flexibility to manage its capital structure.

Irish law provides that a board of directors may allot shares (or rights to subscribe for or convertible into shares) only with the prior authorization of shareholders, for a maximum period of five years, as specified in the articles of association or relevant shareholder resolution. At our most recent annual general meeting, shareholders authorized the allotment of up to 20% of the nominal value of the Company's issued ordinary share capital for a period of 18 months. Approval from the Company's shareholders, by ordinary resolution, being a resolution passed by a simple majority of votes cast, on or prior to expiration, will be required to renew this authorization. Our ability to issue equity without this authorization could be limited which could adversely affect our securities holders.

Irish law also generally provides shareholders with preemptive rights when new shares are issued for cash; however, it is possible for the Company's articles of association, or shareholders in general meeting, to exclude preemptive rights. At our most recent annual general meeting, shareholders authorized the exclusion of preemptive rights for a period of 18 months for (i) the issuance of shares for cash in connection with any rights issue; and (ii) the issuance of shares for cash not to exceed 5% of our issued ordinary share capital (with an additional 5% provided the company uses it for an acquisition or specified capital investment). Renewal of this exclusion requires approval by Company's shareholders, by special resolution, being a resolution passed by not less than 75% of votes cast, on or prior to expiration. Should this exclusion not be approved, our ability to issue equity could be limited which could adversely affect our securities holders.

General Risks

Conditions in the global economy and capital markets may adversely affect our results of operations, financial condition and cash flows.

Our products are sold in markets that are sensitive to changes in general economic conditions, such as sales of automotive and construction products. Downturns in general economic conditions can cause fluctuations in demand for our products, product prices, volumes and margins.

Rising inflation rates, recessions, turbulence in the credit markets, fluctuating commodity prices, volatile exchange rates, social and political instability and other challenges affecting the global economy can affect us and our customers. Instability and uncertainty in financial and commodity markets throughout the world may cause, among other things, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations and pricing volatility of others, volatile energy and raw material costs, geopolitical issues and failure and the potential failure of major financial institutions. Adverse events affecting the health of the economy, including recessionary conditions, inflation, sovereign debt and economic crises, natural disasters, disease epidemics or pandemics, political unrest, terrorism, protectionism, tariffs, refugee crises, and war or the threat of war, could have a negative impact on the health of the global economy. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions or on the stability of global markets. For example, current macroeconomic and political instability caused by inflation, geopolitical tensions or conflicts, such as the Russia-Ukraine war and military conflict in Iran, could continue to adversely impact global markets and our results of operations. A disease outbreak or pandemic, similar to the COVID-19 pandemic, could negatively impact economies in the countries in which we operate and adversely impact our business, liquidity, financial condition and results of operations. During any period of uncertainty or heightened market volatility, consumer confidence may decline which could lead to a decline in demand for our products or a shift to lower-margin products, which could adversely affect sales of our products and profitability, result in impairments of certain of our assets, and could negatively impact our business, liquidity, financial condition and results of operations.

Deterioration in the financial and credit market heightens the risk of customer bankruptcies and delay in payment. We are unable to predict the duration of the current economic conditions or their effects on financial markets, our business and results of operations. In addition, we have experienced, and expect to continue to experience, increased capital costs due to increases in global interest rates. If our access to capital were to become significantly constrained, or if costs of capital increased significantly due to increased interest rates, adverse credit ratings, prevailing industry conditions, the volatility of the capital markets or other factors, or if economic conditions were to further deteriorate, then our financial condition, our results of operations, and cash flows could be adversely affected.

As a global business, we are exposed to local business risks in different countries, which could have a material adverse effect on our financial condition or results of operations.

We have significant operations worldwide, including manufacturing facilities, R&D facilities, sales personnel and customer support operations. Our international operations are subject to risks inherent in doing business in foreign countries, including, but not necessarily limited to:

- new and different legal and regulatory requirements in local jurisdictions, or changes to rules and regulations with minimal advance notice;
- uncertainties regarding interpretation and enforcement of laws and regulations;
- variation in political and economic policy of the local governments and social conditions;
- tariffs, export duties, or import quotas;
- domestic and foreign customs and tariffs or other trade barriers;
- restrictive labor and employment laws;
- potential staffing difficulties and labor disputes;
- managing and obtaining support and distribution for local operations;
- increased costs of transportation or shipping;
- credit risk and financial conditions of local customers and distributors;
- potential difficulties in protecting intellectual property;
- risk of nationalization of private enterprises by foreign governments;
- potential imposition of restrictions on investments;
- potentially adverse tax consequences, including imposition or increase of withholding and other taxes on remittances and other payments by subsidiaries;
- legal restrictions on doing business in or with certain nations, certain parties and/or certain products;
- foreign currency exchange restrictions and fluctuations; and
- local economic, political and social conditions, including the possibility of hyperinflationary conditions and political instability.

We may not be successful in developing and implementing policies and strategies to address the foregoing factors in a timely and effective manner at each location where we do business. Consequently, the occurrence of one or more of the foregoing factors could have a material adverse effect on our international operations or upon our financial condition and results of operations.

Our operations in developing markets could expose us to political, economic and regulatory risks that are greater than those we may face in established markets. For example, we operate in some nations that have experienced significant levels of governmental corruption. Any failure by us to ensure that our employees and agents comply with applicable laws and regulations in foreign jurisdictions could result in substantial civil and criminal penalties or restrictions on our ability to conduct business in certain foreign jurisdictions or reputational damage, and our results of operations and financial condition could be materially and adversely affected.

We face competitive risks related to excess supply capacity.

Our products generally compete based on quality, reliability, customer specification, as well as our customer service and length and depth of our customer relationships. Certain Trinseo products compete primarily on price and therefore may face greater competition where comparable products are readily available. Excess supply capacity in the markets where we operate may create negative pricing pressure on these products. Our competitors in certain markets, primarily in Asia, have added or may add significant production capacity, which additional supply could negatively impact our sales, pricing and margins in those regions where new capacity is added or excess supply is made available. Our inability to compete in these markets could have a material effect on our financial condition and results of operations.

Fluctuations in currency exchange rates may significantly impact our results of operations and may significantly affect the comparability of our results between financial periods.

Our operations are conducted by subsidiaries in many countries. The results of the operations and the financial position of these subsidiaries are reported in the relevant foreign currencies and then translated into U.S. dollars at the applicable exchange rates for inclusion in our consolidated financial statements. The main currency to which we are exposed is the euro, as approximately 46% of our net sales were generated in Europe in 2025. To a lesser degree, we are also exposed to other currencies, including, among others, the Chinese yuan, South Korean won, Swiss franc, and New Taiwan dollar. The exchange rates between these currencies and the U.S. dollar have fluctuated significantly in recent years and may continue to do so in the future. A depreciation of these currencies against the U.S. dollar, in particular the euro, will decrease the U.S. dollar equivalent of the amounts derived from these operations reported in our consolidated financial statements and an appreciation of these currencies will result in a corresponding increase in such amounts. Because some of our raw material costs are procured in U.S. dollars rather than on these currencies, depreciation of these currencies may have an adverse effect on our profit margins or our reported results of operations. Conversely, to the extent that we are required to pay for goods or services in foreign currencies, the appreciation of such currencies against the U.S. dollar will tend to negatively impact our results of operations. In addition, currency fluctuations may affect the comparability of our results of operations between financial periods.

We incur currency translation risk whenever we enter into either a purchase or sale transaction using a currency other than the local currency of the transacting entity. From time to time, we enter into foreign exchange forward contracts to hedge fluctuations associated with certain monetary assets and liabilities, primarily accounts receivable, accounts payable and certain intercompany obligations. However, attempts to hedge against foreign currency fluctuation risk may not be able to effectively limit our exposure to intermediate or long-term movements in currency exchange rates, which could adversely impact our financial condition or results of operations. Given the volatility of exchange rates, there can be no assurance that we will be able to effectively manage our currency translation risks or that any volatility in currency exchange rates will not have a material adverse effect on our financial condition or results of operations.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

Trinseo's business and production operations rely on secure access, processing, storage, and transmission of company confidential and personal identifiable information within various technology platforms. The Company has processes in place to monitor, identify, assess and respond to material risks from cybersecurity threats. We maintain a cyber risk management program to identify, protect, detect, respond and recover from cyber threats and incidents. Our cybersecurity risk management and internal controls programs are aligned to ISO27001 Standards and the National Institute of Standards and Technology (NIST) framework.

As part of our program management activities, we actively engage internal and prominent external experts, as well as industry participants, as part of our continuing efforts to evaluate and enhance the effectiveness of our cybersecurity policies and procedures. The Company has adopted a cybersecurity incident response plan (the "Incident Response Plan") which defines our approach for prompt detection, analysis and determination of materiality, prioritization and mitigation of cybersecurity incidents. The Incident Response Plan also includes criteria for escalation to cross-functional committees, including executive management, and notification to our Board, as appropriate. Management also periodically performs tabletop exercises to simulate actual cyber threats to strengthen our policies, standards and related governance processes in response to cyber events. In addition, our internal audit function performs periodic audits or other evaluations to assess our cybersecurity program and compliance with policies and procedures.

Our cybersecurity program is managed by a dedicated Chief Information Security Officer ("CISO"). Our CISO has formal education in information technology and extensive cybersecurity program management experience with over three decades of diverse experience in the chemicals and manufacturing industries and maintains various information security certifications. Our CISO is accountable for the enterprise-wide cybersecurity strategy for both information technology (IT) and operations technology (OT), including significant third-party risks. The cybersecurity team, led by our CISO, is responsible for policies, standards, architecture, tools, training and processes to keep Trinseo secure. Our CISO provides regular updates to our Digital Steering or Cybersecurity Steering management committees.

Our Board of Directors has ultimate oversight of cybersecurity risk and our CISO provides periodic reports and updates concerning our cybersecurity program to the Board, as well as our Chief Executive Officer and other members of our senior management, as appropriate. Cybersecurity reports to the Board generally occur at least annually, with updates as deemed necessary by our CISO or senior management. These reports include updates on the Company's cyber risks and threats, the status of projects to strengthen our information network and data security, assessments of the information security program, and the emerging threat landscape.

The Audit Committee is responsible for oversight of the Company's Incident Response Plan, including evaluation of material incidents, response and other related actions, and SEC reporting obligations, which is reviewed at least annually, or as circumstances warrant.

Trinseo faces risks from cybersecurity threats that could have a material adverse effect on our business strategy, results of operations, financial condition, cash flows or reputation. Trinseo has experienced, and will continue to experience, cyber incidents in the normal course of our business. Trinseo has not experienced any material cybersecurity incidents or incurred material expenses related to cybersecurity incidents. As of the date of this report, we are not aware of any material risks from cybersecurity incidents that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, financial condition or reputation. See Item 1A *Risk Factors* for a discussion of cybersecurity risks.

Item 2. *Properties*

We own and operate production units at 20 manufacturing sites and one recycling facility around the world. In addition, we source products from 7 sites owned by our joint venture. We also own or lease other properties, including office buildings, warehouses, research and development facilities, testing facilities and sales offices.

The following table sets forth a list of our principal offices, production sites and other facilities as of December 31, 2025:

Site Name	Location	Leased/owned	Products/Functions	Business Segments
Corporate Offices				
Dublin	Ireland	Leased	Corporate office	Not applicable
Paris	France	Leased	Corporate office	Not applicable
Wayne	USA (PA)	Leased	Global operating center	Not applicable
Hong Kong	Hong Kong	Leased	Regional operating center	Not applicable
Pfäffikon	Switzerland	Leased	Regional operating center	Not applicable
Midland	USA (MI)	Leased	Regional operating center	Not applicable
Production Sites				
Bristol	USA (PA)	Leased	PMMA Resins	Engineered Materials
Dalton	USA (GA)	Owned	Latex	Latex Binders
Florence	USA (KY)	Owned	PMMA Sheets	Engineered Materials
Hamina	Finland	Owned	Latex	Latex Binders
Hoek	The Netherlands	Owned	Compounds and blends	Engineered Materials
Hsinchu	Taiwan	Owned	TPEs, Compounds and blends	Engineered Materials
Louisville	USA (KY)	Owned	PMMA Resins, PMMA Sheets	Engineered Materials
Merak++	Indonesia	Owned	Latex, Polystyrene	Latex Binders, Polymer Solutions
Midland*	USA (MI)	Leased	Latex, ABS, SAN	Latex Binders, Polymer Solutions
Mussolente	Italy	Owned	TPEs	Engineered Materials
Norrkoping	Sweden	Owned	Latex	Latex Binders
Rheinmünster*	Germany	Owned	Latex	Latex Binders
Rho	Italy	Owned	PMMA Resins, MMA	Engineered Materials
Saint Avold	France	Owned	PMMA Sheets	Engineered Materials
Schkopau*	Germany	Leased	Polystyrene	Polymer Solutions
Terneuzen*	The Netherlands	Leased	Latex, ABS, SAN	Latex Binders, Polymer Solutions
Tessenderlo*	Belgium	Leased	Polystyrene	Polymer Solutions
Tsing Yi+	Hong Kong	Leased	Polystyrene	Polymer Solutions
Ulsan	Korea	Owned	Latex	Latex Binders
Utrecht **	The Netherlands	Leased	Recycling facility	Polymer Solutions
Zhangjiagang*	China	Leased	Latex, ABS	Latex Binders, Polymer Solutions

Site Name	Location	Leased/owned	Products/Functions	Business Segments
R&D Facilities				
Dalton	USA (GA)	Owned	Latex	Latex Binders
Exton	USA (PA)	Leased	PMMA Resins, Compounds and blends	Engineered Materials
Florence	USA (KY)	Leased	PMMA Sheets	Engineered Materials
Hsinchu	Taiwan	Owned	Compounds and blends, TPEs	Engineered Materials
Midland 1300	USA (MI)	Leased	Latex	Latex Binders
Midland 1604	USA (MI)	Leased	Compounds and blends, Latex	Polymer Solutions, Latex Binders, Engineered Materials
Mussolente	Italy	Owned	TPEs	Engineered Materials
Rheinmünster	Germany	Owned	Latex	Latex Binders
Rho	Italy	Owned	PMMA Resins	Engineered Materials
Shanghai	China	Leased	Latex, Compounds and blends, ABS, PC	Latex Binders, Polymer Solutions, Engineered Materials
Terneuzen	The Netherlands	Leased	Compounds and blends, ABS	Polymer Solutions, Engineered Materials
Tsing Yi+	Hong Kong	Leased	ABS, PC, Compounds and blends	Polymer Solutions, Engineered Materials

*   Facility co-located with Dow (or other companies) facilities under ground lease agreements. Plant facilities are owned by the Company.

**   Facility processes waste thermoplastics, such as PMMA, PC, ABS and Polystyrene, into usable raw materials for use in various end consumer applications.

+   Facility located on property owned by the applicable government.

++   Facility located on property under certification with right to build.

The following table sets forth a list of principal offices, production sites and other facilities used by our 50%-owned joint venture, Americas Styrenics, as of December 31, 2025:

Site Name	Location	Leased/owned	Products/Functions	Business Segments
Americas Styrenics				
Allyn's Point	USA (CT)	Leased	Polystyrene	Americas Styrenics
Cartegena	Colombia	Owned	Polystyrene	Americas Styrenics
Hanging Rock	USA (OH)	Leased	Polystyrene	Americas Styrenics
Joliet	USA (IL)	Owned	Polystyrene	Americas Styrenics
Marietta	USA (OH)	Owned	Polystyrene	Americas Styrenics
St. James	USA (LA)	Owned	Styrene monomer	Americas Styrenics
Torrance	USA (CA)	Leased	Polystyrene	Americas Styrenics

We believe that our properties and equipment are generally in good operating condition and are adequate for our present needs. Production capacity at our sites can vary depending upon product mix and operating conditions.

A majority of our global production facilities are certified to ISO 9001 standards. Our manufacturing facilities have established reliability and maintenance programs and leverage production between sites to maximize efficiency.

Our plants often have similar layouts, technology and manufacturing processes, depending upon the product being manufactured. We believe this global uniformity creates a key competitive advantage for us and helps lower overall operating costs.

Item 3.   *Legal Proceedings*

From time to time, we may be subject to various legal claims and proceedings incidental to the normal conduct of business, relating to such matters as product liability, antitrust, competition, waste disposal practices, release of chemicals into the environment, current and former employees, and other matters that may arise in the ordinary course of our business. Regardless of the outcome, legal proceedings can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors. For information regarding new matters and material developments in legal proceedings during the year ended December 31, 2025, see "Litigation Matters" in Note 19 to our consolidated financial statements.

Item 4.   *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Shareholder Matters, and Issuer Purchases of Equity Securities*

The principal market on which our ordinary shares is traded is the New York Stock Exchange ("NYSE"), under the ticker symbol "TSE." On March 2, 2026, we received written notice (the "Notice") from the NYSE that they determined to commence proceedings to delist the Company's ordinary shares and will file a Form 25 with the SEC to delist the Company's ordinary shares from the NYSE upon completion of applicable procedures. The delisting will be effective 10 days after the filing of the Form 25. As stated in the Notice, the NYSE reached its decision to delist the Company's securities pursuant to Section 802.01B of the NYSE Listed Company Manual because the Company had fallen below the NYSE continued listing standard requiring listed companies to maintain an average market capitalization over a 30-trading day period of at least $15.0 million. None of the Notice, suspension of trading or delisting from the NYSE is expected to affect the Company's business operations, its relationships with partners or employees or its current SEC reporting obligations.

As of March 5, 2026, there were two record holders of our ordinary shares, 40,708,436 ordinary shares issued, and 36,559,868 ordinary shares outstanding. We have approximately 10,645 beneficial holders who hold shares through brokerage accounts under street names.

Stock Performance Graph

The following performance graph reflects the comparative changes in the value from December 31, 2020 through December 31, 2025, assuming an initial investment of $100 and the reinvestment of dividends or other cash distributions, if any, in (1) our ordinary shares, (2) the S&P 500 Chemicals Industry GICS Level 3 Index, and (3) the S&P SmallCap 600 Index. The share price performance shown in the graph is not necessarily indicative of future price performance.



Ireland Tax Considerations

The following is a summary discussion of the material Irish tax considerations of the acquisition, ownership and disposition of your ordinary shares that may be applicable to you. It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Irish laws and regulations as they stand on the date of this report and is subject to any change in law or regulations or changes in interpretation or application thereof (and which may possibly have a retroactive effect). Investors should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Irish tax law and regulations, to which they may be subject.

There are currently no governmental laws, decrees or regulations in Ireland that restrict the remittance of dividends or other payments to non-resident holders of the Company's shares.

Dividends paid by Trinseo will generally be subject to Irish dividend withholding tax (currently at a rate of 25%). U.S. resident shareholders may claim an exemption from the dividend withholding tax by holding their shares in an account through the Depository Trust Company and having on file with their broker or qualifying agent a valid U.S. address on the record date of the dividend, or by completing certain Irish dividend withholding tax exemption forms or filing a certification of U.S. residency (Form 6166).

Trinseo shareholders who receive their dividends subject to Irish dividend withholding tax will generally have no further liability for Irish income tax, provided a statement is presented to the Irish authorities of the dividend withholding tax imposed.

While there are provisions in the U.S.-Ireland Double Tax Treaty regarding withholding, it would generally be unnecessary for U.S. resident shareholders to rely on the treaty provisions due to the broad scope of withholding tax exemptions available under Irish domestic law.

Item 6.   *Reserved*

Item 7.   *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion summarizes the significant factors affecting the operating results, financial condition, liquidity and cash flows of our Company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and the accompanying notes thereto, included elsewhere within this Annual Report. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and all other non-historical statements in this discussion are forward-looking statements and are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management and are made as of the date of this Annual Report. See "Cautionary Note Regarding Forward-Looking Statements." Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere within this Annual Report, particularly in Item 1A—"Risk Factors." Definitions of capitalized terms not defined herein appear in the notes to our consolidated financial statements.

2025 Highlights and Recent Developments

For the year ended December 31, 2025, we had net loss of $545.6 million, including $140.3 million of restructuring and other charges, and Adjusted EBITDA of $162.5 million. Adjusted EBITDA decreased compared to 2024 primarily due to lower volumes across all business segments and margin compression in Polymer Solutions and Latex Binders as a result of competitive price pressure particularly in Europe and Asia.

The Company continues to critically review its liquidity and anticipated capital requirements, including for service of the Company's debt. The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2025, the Company had liquidity of $334.2 million and an accumulated deficit of $1,339.3 million and used cash in operations of $102.4 million during the year ended December 31, 2025. The Company expects continued operating losses and significant cash outflows from operating activities in the near term. Current macroeconomic and geopolitical conditions, including inflation, conflicts (such as the Russia-Ukraine war and military conflict in Iran), have created, and continue to create, significant uncertainty in operations, and weaker demand in many of our end markets, which have had, and are expected to continue to have, a material adverse effect on the Company's financial performance and liquidity forecasts.

The Company's debt agreements include financial covenants, including a minimum liquidity requirement of $100.0 million under the 2028 Refinance Credit Agreement and additional liquidity-related covenants under the OpCo

Super-Priority Revolver. Although the Company was in compliance with these covenants as of December 31, 2025, based on current forecasts, available borrowing capacity, and expected operating conditions, the Company believes it is unlikely to remain in compliance with these covenants for at least the twelve months following issuance of these financial statements. Failure to meet these covenant requirements in the future would cause the Company to be in default and could cause the maturity of the related debt to be accelerated and become immediately payable absent obtaining waivers from its lenders or negotiating amendments to avoid acceleration of its indebtedness. There can be no assurance that any such waivers or amendments would be available on acceptable terms or at all.

In February 2026 we entered into an amendment to the credit agreement governing our 2028 Term Loan B (the "Senior Credit Facility"), which extended the grace period for payment of interest due before March 1, 2026 until March 19, 2026, and elected to utilize the contractually-available grace periods for payment of interest on both the 2028 Term Loan B and our 2029 Refinance Senior Notes. These grace periods will both expire on March 19, 2026. A failure to make interest payments owed under the Senior Credit Facility or the 2029 Refinance Senior Notes indenture (the "2L Note Indenture") at the end of the contractually-available grace periods would result in an event of default under these facilities, and also result in a cross-default under our 2028 Refinance Credit Facility, our Opco Super-Priority Revolver, and our accounts receivable securitization facility.

We expect to seek amendments to our Senior Credit Facility, our 2028 Refinance Credit Facility, our OpCo Super-Priority Revolver and our accounts receivable securitization facility to waive certain acceleration and collateral enforcement rights under such facilities following certain events of default or cross-defaults and to remove certain covenants and other provisions, prior to the end of the contractually-available grace periods. There can be no assurance that any such additional waivers or amendments would be available on acceptable terms or at all.

As a result of these factors, the Company has concluded that substantial doubt exists about its ability to continue as a going concern within one year after the date of issuance of these consolidated financial statements.

Financing and Liquidity Actions

In early 2025, we completed a series of refinancing transactions pursuant to a Transaction Support Agreement executed with key creditor groups. These actions extended our nearest debt maturity to 2028, improved operating liquidity, and reduced outstanding principal through an exchange of our 2029 senior notes. We issued approximately $380.0 million of new second-lien notes in exchange for substantially all of the existing 2029 notes, added a $115.0 million tranche under our 2028 term loan facility to retire the existing notes, and established a new $300.0 million super-priority revolving credit facility that replaced our prior revolver.

Polycarbonate Technology License Transaction

During 2025, we completed the delivery of a polycarbonate technology license and related production equipment under agreements valued at approximately $52.5 million. As a result, we recognized $27.4 million of income in the Polymer Solutions segment upon satisfying our performance obligations in 2025.

Strategic Operational Initiatives

In the fourth quarter of 2025, the Company, upon authorization from the Board of Directors, approved two restructuring plans to streamline our manufacturing footprint and exit underperforming assets. These actions include the planned closure of our MMA and ACH production sites in Italy and the closure of our polystyrene facility in Schkopau, Germany, with consolidation of remaining PS production in Belgium. Once fully implemented, these initiatives are expected to deliver roughly $30.0 million of annualized profitability improvements beginning in 2026.

Dividend Suspension

On October 3, 2025, the Company's Board of Directors indefinitely suspended the quarterly dividend of $0.01 per share which is expected to save approximately $1.5 million annually.

New York Stock Exchange Delisting Notification

On March 2, 2026, we received written notice (the "Notice") from the New York Stock Exchange (the "NYSE") that the NYSE had determined to commence proceedings to delist the Company's ordinary shares. Trading in our ordinary shares was suspended on February 27, 2026. As stated in the Notice, the NYSE reached its decision to delist the Company's securities pursuant to Section 802.01B of the NYSE Listed Company Manual because the Company had fallen below the NYSE continued listing standard requiring listed companies to maintain an average market capitalization over a 30-trading day period of at least $15 million. The Company had previously received written notice from the NYSE on December 12, 2025 that it was no longer in compliance with Section 802.01B of the NYSE Listed Company Manual due to the fact that the Company's average total market capitalization over a consecutive 30 trading-day period was less than $50 million and, at the same time, its stockholders' equity was less than $50 million, and that it was also not in compliance with Section 802.01C of the NYSE Listed Company Manual because its average closing share price had fallen below $1.00 per share for 30 consecutive trading days. As stated in the Notice, the NYSE will file a Form 25 with the SEC to delist the Company's ordinary shares from the NYSE. The delisting will be effective 10 days after the filing of the Form 25.

Exploration for Divestiture of Americas Styrenics

In March 2024, the Company announced it commenced a sale process for the Company's interest in Americas Styrenics, via the initiation of an ownership exit provision in the joint venture agreement. Trinseo and Chevron Phillips Chemical Company LP, co-owners of Americas Styrenics, have decided to pursue a joint sale process. We, along with our partner, remain committed to sell Americas Styrenics, with our focus being to maximize value, given recent volatility in equity and debt markets, a signing may not occur until there are improvements in those underlying markets.

Results of Operations

Results of Operations for the Years Ended December 31, 2025, 2024, and 2023

| (in millions) | Year Ended December 31, | | | | | |
	2025	%	2024	%	2023	%
Net sales	$ 2,974.9	100 %	$ 3,513.2	100 %	$ 3,675.4	100 %
Cost of sales	2,809.0	94 %	3,247.6	92 %	3,533.1	96 %
Gross profit	165.9	6 %	265.6	8 %	142.3	4 %
Selling, general and administrative expenses	417.0	14 %	327.0	9 %	310.3	8 %
Equity in earnings (losses) of unconsolidated affiliate	(3.1)	— %	15.4	— %	62.1	2 %
Impairment and other charges	—	— %	—	— %	349.5	10 %
Operating loss	(254.2)	(8)%	(46.0)	(1)%	(455.4)	(12)%
Interest expense, net	273.8	9 %	267.5	8 %	188.4	5 %
Loss on extinguishment of long-term debt	0.2	— %	0.6	— %	6.3	— %
Other expense (income), net	(25.2)	(1)%	3.9	— %	(17.2)	— %
Loss before income taxes	(503.0)	(16)%	(318.0)	(9)%	(632.9)	(17)%
Provision for income taxes	42.6	1 %	30.5	1 %	68.4	2 %
Net loss	$ (545.6)	(17)%	$ (348.5)	(10)%	$ (701.3)	(19)%

2025 vs. 2024

Net Sales

Net sales decreased 15% compared to the prior year, reflecting a 10% reduction in sales volumes across all business segments due to continued weakness in end-market demand and a 6% decrease from lower pricing. These impacts were partially offset by a 1% benefit from favorable foreign currency exchange rates.

Cost of Sales

Cost of Sales decreased 14% year-over-year primarily due to a 7% reduction from lower sales volumes and a 7% decrease due to lower pricing.

Gross Profit

The $99.7 million, or 38% decrease in gross profit was primarily due to margin compression in Polymer Solutions and Latex Binders from competitive price pressure particularly in Europe and Asia. See the segment discussion below for further information.

Selling, General and Administrative Expenses

SG&A expenses increased $90.0 million, or 28%, compared to the prior year. The increase was driven by $41.5 million of non-cash accelerated amortization of capitalized software assets related to the transition of our current ERP system to a cloud-based platform, $27.1 million of costs associated with the debt refinancing completed in the first quarter, $19.2 million of restructuring-related costs, $7.1 million reflecting prior-year pre-tax gains on asset sales that did not recur, and $4.6 million of higher spending on strategic initiatives. These increases were partially offset by a $9.5 million reduction in employee-related compensation accruals.

Equity in Earnings of Unconsolidated Affiliates

The decrease in equity earnings of $18.5 million was due to lower polystyrene volumes and higher raw material input costs, as well as unplanned outages during 2025.

Impairment and other charges

There were no impairment charges during the years ended December 31, 2025 and 2024. During the year ended December 31, 2023, the Company recorded a non-cash goodwill impairment charge of $349.0 million related to the Engineered Materials reporting unit, as described within Note 14 in the consolidated financial statements. The Company also recorded impairment charges of $0.5 million related to the Boehlen styrene monomer assets during the year ended December 31, 2023, as described within Note 18 in the consolidated financial statements.

Interest Expense, Net

The increase in interest expense, net of $6.3 million, or 2%, was primarily attributable to the increased year-over-year usage of our short-term borrowings under the Accounts Receivable Securitization Facility and the OpCo Super-Priority Revolver as well as the additional interest margin incurred from payment in kind elections ("PIK Interest Election") during 2025. These increases were partially offset by a decrease in market interest rates on our variable rate debt, specifically the 2028 Term Loan B. Refer to Note 16 in the condensed consolidated financial statements for further information.

Loss on Extinguishment of Long-Term Debt

Loss on extinguishment of long-term debt was $0.2 million for the year ended December 31, 2025, this is comprised entirely of the write-off of unamortized deferred financing costs due to the Company redeeming the 2025 Senior Notes in January 2025, in which the notes were cancelled and the related indenture was satisfied and discharged.

Loss on extinguishment of long-term debt was $0.6 million for the year ended December 31, 2024, this is comprised entirely of the write-off of unamortized deferred financing costs due to the Company terminating the 2010 A/R Facility in July 2024 and paying the outstanding amount in full.

Other Expense (Income), Net

Other income, net for the year ended December 31, 2025 was $25.2 million. Other income, net was primarily comprised of $27.4 million of license income for polycarbonate technology. This was partially offset by $0.3 million of foreign exchange translation gains, which included $27.6 million of foreign exchange transaction gains primarily from the remeasurement of our euro denominated payables due to the relative change in rates between the U.S. dollar and the euro during the period, offset by $27.3 million of losses from our foreign exchange forward contracts.

Other expense, net for the year ended December 31, 2024 was $3.9 million. Other expense, net was comprised of foreign exchange transaction losses of $1.7 million, which included $19.5 million of foreign exchange transaction losses primarily from the remeasurement of our euro denominated payables due to the relative changes in rates between the U.S. dollar and the euro during the period, partially offset by $17.8 million of gains from our foreign exchange forward contracts.

Provision for Income Taxes

Provision for income taxes was $42.6 million and $30.5 million for the years ended December 31, 2025 and 2024, respectively, which resulted in an effective tax rate of (8)% and (10)%, respectively. The increase in provision for income taxes in 2025 was primarily driven by the increase in valuation allowance in France, Germany and the Netherlands, as well as the geographical mix of earnings, partially offset by the increase in valuation allowance in China in 2024.

Selected Segment Information

The Company's reportable segments are as follows: Engineered Materials, Latex Binders, Polymer Solutions, and Americas Styrenics. Refer to Item 1—*Business* for a description of our segments, including a detailed overview, products and end uses, and competition and customers.

The following sections present net sales, Adjusted EBITDA, and Adjusted EBITDA margin by segment for the years ended December 31, 2025, 2024, and 2023. Inter-segment sales have been eliminated. Refer to Note 23 in the consolidated financial statements for a detailed definition of Adjusted EBITDA and a reconciliation of income from continuing operations before income taxes to segment Adjusted EBITDA.

Engineered Materials Segment

($ in millions)	Year Ended December 31,			Percentage Change	
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Net sales	$ 1,084.1	$ 1,176.9	$ 1,156.9	(8)%	2 %
Adjusted EBITDA	$ 117.3	$ 102.5	$ 46.0	14 %	123 %
Adjusted EBITDA margin	11 %	9 %	4 %		

2025 vs. 2024

The 8% decrease in net sales was attributable to an 8% decrease due to lower sales volumes from PMMA Resins, Rigid Compounds, and MMA.

Adjusted EBITDA increased $14.8 million, of which $29.8 million was due to higher margins resulting from mix improvements, $14.0 million was from lower fixed costs, $0.6 million was from favorable currency impacts, and $0.4 million was from favorable foreign exchange rate impacts. These increases were partially offset by a $30.0 million decrease due to the lower sales volumes from PMMA Resins, Rigid Compounds, and MMA.

Latex Binders Segment

($ in millions)	Year Ended December 31,			Percentage Change	
	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Net sales	$ 787.9	$ 954.3	$ 942.9	(17)%	1 %
Adjusted EBITDA	$ 67.1	$ 95.4	$ 83.5	(30)%	14 %
Adjusted EBITDA margin	9 %	10 %	9 %		

2025 vs. 2024

The 17% decrease in net sales was primarily due to a 11% decrease due to lower sales volumes in paper and board and textile applications in Europe and a 7% decrease from lower price from the pass-through of lower raw material costs. These decreases were partially offset by a 1% increase from favorable foreign exchange rate impacts.

The $28.3 million, or 30%, decrease in Adjusted EBITDA was primarily due to a $28.8 million, or 30%, decrease due to lower sales volumes and a $10.0 million decrease from lower margins. These decreases were partially offset by a $9.3 million increase from lower fixed costs, a $0.8 million increase from favorable foreign exchange rate impacts, and a $0.4 million increase from favorable currency impacts.

Polymer Solutions Segment

($ in millions)	Year Ended December 31,			Percentage Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
Net sales	$ 1,102.9	$ 1,382.0	$ 1,575.6	(20)%	(12)%
Adjusted EBITDA	$ 69.0	$ 85.8	$ 50.5	(20)%	70 %
Adjusted EBITDA margin	6 %	6 %	3 %		

2025 vs. 2024

Net sales decreased 20% year-over-year, driven by an 11% decline in sales volumes and a 10% decrease from lower pricing due to unfavorable product mix. These impacts were partially offset by a 1% benefit from favorable foreign currency exchange rates.

The $16.8 million, or 20%, decrease in Adjusted EBITDA was primarily due to a $56.2 million, or 66%, decrease due to lower sales volume and a $39.7 million, or 46%, decrease due to lower margins. These decreases were partially offset by a $50.7 million, or 59%, increase from lower fixed costs from the exit of styrene production, a $27.4 million, or 32% increase from polycarbonate technology licensing income, and a $0.8 million, or 1%, increase from favorable foreign exchange rate impacts.

Americas Styrenics Segment

($ in millions)	Year Ended December 31,			Percentage Change	
	2025	**2024**	**2023**	**2025 vs. 2024**	**2024 vs. 2023**
Adjusted EBITDA*	$ (3.1)	$ 15.4	$ 62.1	(120)%	(75)%

*The results of this segment are comprised entirely of earnings from Americas Styrenics, our equity method investment. As such, Adjusted EBITDA related to this segment is included within "Equity in earnings of unconsolidated affiliates" in the consolidated statements of operations.

2025 vs. 2024

The decrease in Adjusted EBITDA was mainly due to a costs associated with unplanned outages in the second and third quarter at its styrene production facility, lower polystyrene volumes, as well as lower margins from higher raw material input costs.

Outlook

The Company is expecting a delay in demand recovery and lower cumulative growth than previously expected. Geopolitical events continue to disproportionally impact European chemical producers and the Chinese chemical industry continues to benefit from low-cost Russian crude, which enables lower downstream pricing. Because of these market factors, including the delay in demand recovery, 2026 demand will likely be similar to 2025. However, the proactive management actions taken to exit underperforming assets in 2025 are expected to result in improved operational results for the Company.

The Company continues to execute on cash management and strategic operational plans to manage liquidity and debt covenant compliance, including evaluating contractual obligations and productivity initiatives to manage operating expenses. Additionally, as previously disclosed, the Company is engaged in ongoing discussions with its financial stakeholders regarding its capital structure to evaluate and execute potential strategic alternatives to our existing capital structure including modification of the terms of our outstanding indebtedness. The Company is unable to predict, with certainty, the impact that the current macroeconomic conditions will have on its ability to consummate these potential transactions or maintain compliance with the financial covenants contained in the Company's debt agreements.

Non-GAAP Performance Measures

We present Adjusted EBITDA as a non-GAAP financial performance measure, which we define as income from continuing operations before interest expense, net; provision for income taxes; depreciation and amortization expense; loss on extinguishment of long-term debt; asset impairment charges; gains or losses on the dispositions of businesses and assets; restructuring charges; acquisition related costs and other items. In doing so, we are providing management, investors, and credit rating agencies with an indicator of our ongoing performance and business trends, removing the impact of transactions and events that we would not consider a part of our core operations.

There are limitations to using financial performance measures such as Adjusted EBITDA. This performance measure is not intended to represent net income or other measures of financial performance. As such, it should not be used as an alternative to net income as an indicator of operating performance. Other companies in our industry may define Adjusted EBITDA differently than we do. As a result, it may be difficult to use this or similarly-named financial measures that other companies may use to compare the performance of those companies to our performance. We compensate for these limitations by providing a reconciliation of this performance measure to our net income, which is determined in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Adjusted EBITDA is calculated as follows for the years ended December 31, 2025, 2024, and 2023. For discussion related to 2023 activity, refer to the Company's Form 10-K filed on February 27, 2025.

(in millions)		Year Ended December 31,				
		2025		2024		2023
Net loss	$	**(545.6)**	$	**(348.5)**	$	**(701.3)**
Interest expense, net		273.8		267.5		188.4
Provision for income taxes		42.6		30.5		68.4
Depreciation and amortization[a]		291.6		210.2		221.2
EBITDA[b]	$	62.4	$	159.7	$	(223.3)
Loss on financing transactions[c]		26.5		—		—
Net gain on disposition of businesses and assets[d]		—		(7.1)		(25.6)
Restructuring and other charges[e]		63.9		44.7		31.4
Acquisition transaction and integration net costs[f]		—		—		(1.4)
Asset impairment charges or write-offs[g]		—		—		2.7
Goodwill impairment charges[h]		—		—		349.0
Other items[i]		9.7		6.4		21.5
Adjusted EBITDA	$	162.5	$	203.7	$	154.3

(a) During the year ended December 31, 2025, the Company recognized $41.5 million for accelerated amortization of capitalized software assets related to our current enterprise resource planning ("ERP") system now being transitioned to a cloud based system which was partially offset by an $10.3 million change in cost estimate related to the Boehlen, Germany Asset Retirement Obligation recognized to realize efficiencies during decommissioning.

(b) EBITDA is a non-GAAP financial performance measure that we refer to in making operating decisions because we believe it provides our management as well as our investors and credit agencies with meaningful information regarding the Company's operational performance. We believe the use of EBITDA as a metric assists our board of directors, management and investors in comparing our operating performance on a consistent basis. Other companies in our industry may define EBITDA differently than we do. As a result, it may be difficult to use EBITDA, or similarly-named financial measures that other companies may use, to compare the performance of those companies to our performance. We compensate for these limitations by providing reconciliations of our EBITDA results to our net income, which is determined in accordance with GAAP.

(c)   Amounts for the year ended December 31, 2025 primarily relate to fees incurred in conjunction with Company's debt refinancing transaction that did not meet the criteria for deferred financing charges as the transaction was accounted for as a modification of debt in accordance with ASC 470-60. Refer to Note 16 in the consolidated financial statements for further information.

(d)   Amounts for the year ended December 31, 2024 primarily relate to the sale of the plants in Bronderslev, Denmark and Belen, New Mexico while the amounts for the year ended December 31, 2023 primarily relate to the sale of the Matamoros, Mexico manufacturing facility. Refer to Note 6 in the consolidated financial statements for further information.

(e)   Restructuring and other charges for the years ended December 31, 2025 and 2024 primarily relate to charges incurred in connection with the Company's various restructuring programs. Refer to Note 6 in the consolidated financial statements for further information regarding restructuring activities.

Note that the accelerated depreciation charges incurred as part of both the Company's asset restructuring plan and corporate restructuring program are included within the "Depreciation and amortization" caption above and therefore are not included as a separate adjustment within this caption.

(f)   Acquisition transaction and integration net costs for the year ended December 31, 2023 relate to expenses incurred for the PMMA Acquisition and the acquisition of Aristech Surfaces LLC (the "Aristech Surfaces Acquisition").

(g)   Asset impairment charges or write-offs for the year ended December 31, 2023 relate to the impairment of the Company's styrene monomer assets in Boehlen, Germany. Refer to Note 18 in the consolidated financial statements for further information.

(h)   Amounts for the year ended December 31, 2023 relate to the goodwill impairment of the PMMA business and Aristech Surfaces reporting units. Refer to Note 14 in the consolidated financial statements for further information.

(i)   Other items for the year ended December 31, 2025 primarily relate to fees incurred in conjunction with the Company's legal defense costs associated with Synthos litigation, described in Note 19 and fees incurred in conjunction with certain of the Company's strategic and financial initiatives.

Other items for the years ended December 31, 2024 and 2023 primarily relate to third party fees incurred in conjunction with certain of the Company's strategic initiatives, including the ERP upgrade project.

Liquidity and Capital Resources

Capital Resources, Indebtedness and Liquidity

We require cash primarily to fund day-to-day operations, capital investments and other strategic initiatives, purchase raw materials, and service our outstanding debt obligations. Our liquidity is generated from cash on hand, cash flows from continuing operations, and borrowing availability under the OpCo Super-Priority Revolver and the Accounts Receivable Securitization Facility.

The 2028 Refinance Credit Agreement includes customary affirmative, negative, and financial covenants, with events of default that include (i) a change of control, (ii) failure to maintain at least $100.0 million of Liquidity at each month-end, and (iii) a cross-default to the Credit Agreement. If a default occurs, the Term Lenders may accelerate amounts due under the 2028 Refinance Term Loans. Liquidity, as defined consistently under both the OpCo Super-Priority Revolver and the 2028 Refinance Credit Agreement, includes cash and cash equivalents held by certain restricted subsidiaries and available borrowing capacity under both facilities, subject to terms in the 2028 Refinance Credit Agreement.

The OpCo Super-Priority Revolver also includes an anti-cash hoarding provision requiring repayment of borrowings to the extent cash and cash equivalents on the 15th of each month exceed $100.0 million at loan parties or $50.0 million at nonloan parties. The OpCo Super-Priority Revolver also features a springing covenant which applies when 30% or more of the OpCo Super-Priority Revolver's capacity is drawn which then requires the Company to meet a superpriority lien net leverage ratio (as defined in the secured credit agreement) not to exceed 1.50:1.00 at the end of each financial quarter. As of December 31, 2025, the outstanding borrowings, inclusive of certain letters of credit, did exceed the 30% threshold, however the superpriority lien net leverage ratio was below the 1.50x threshold, (0.38):1.00. As of December 31, 2025, the Company was in compliance with all covenants in its debt agreements.

As of December 31, 2025, we had total Liquidity of $334.2 million, consisting of $139.4 million of cash and cash equivalents and $194.8 million of borrowing availability under the 2026 Revolving Facility and the Accounts Receivable Securitization Facility ($191.6 million and $3.2 million, respectively). We had $2,591.4 million of outstanding indebtedness as of December 31, 2025, compared to $2,448.4 million at December 31, 2024, and working capital of $150.0 million and $267.3 million at those respective dates. Of our cash, $89.6 million and $107.7 million, respectively, was held outside Ireland (our country of domicile), all of which is readily convertible into other currencies including U.S. dollars. Because we do not intend to indefinitely reinvest foreign cash, we record deferred tax liabilities on unremitted earnings. Additional information about our debt, rates, and maturities is provided in Note 16 to the consolidated financial statements.

Potential Restructuring of Our Indebtedness

We have been reviewing a number of potential alternatives regarding our outstanding indebtedness. These alternatives include refinancings, exchange offers, consent solicitations, the issuance of new indebtedness, amendments to the terms of our existing indebtedness and/or other transactions. We are currently in active discussions with holders of our indebtedness and have engaged outside advisors with respect to these alternatives. Additionally, the Company has appointed two new board members with significant experience in debt restructuring and strategic transactions.

Among these alternatives is a restructuring that would, on a consensual basis, seek to modify the terms of substantially all of our outstanding indebtedness, potentially through an in-court or out-of-court process. We may offer to exchange the indebtedness under our 2028 Refinance Term Loans, 2028 Term Loan B, or 2029 Refinance Senior Notes for new debt and/or equity securities of our parent and/or subsidiary companies. In conjunction with any such transactions, we may seek consents to amend the documents governing our indebtedness to amend or eliminate certain covenants or collateral provisions. Because the terms of any such transactions will be subject to negotiations with the holders of our indebtedness, they may differ materially from those described above and are, to a large extent, outside of our control. There can be no assurance that we will be able to complete any such transactions, and, as no decision with respect to the terms of any such transactions has been made, we may decide not to pursue any such transactions. If we are unable or elect not to complete any such transactions, or if the Company is unable to obtain necessary waivers or amendments and its debt is accelerated, there can be no assurance that the Company would be able to obtain replacement financing or to satisfy its obligations, in which case the Company may pursue a process to restructure its indebtedness, through an in-court or out-of-court process. We continue to focus on our initiatives to drive operational performance, maintain safe manufacturing processes, retain talent in our organization and continue our objective to become a specialties materials provider.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and satisfaction of liabilities in the ordinary course of business. As such, they do not include any adjustments to the recoverability and reclassification of recorded amounts that might be necessary should the Company be unable to continue as a going concern. Refer to Note 16 and Item 1A— *Risk Factors*, for additional information.

Debt Overview

The table below summarizes our outstanding indebtedness as of December 31, 2025 and 2024, including related interest expense and effective interest rates:

($ in millions)	As of and for the Year Ended December 31, 2025			As of and for the Year Ended December 31, 2024		
	Balance	Effective Interest Rate	Interest Expense	Balance	Effective Interest Rate	Interest Expense
2029 Refinance Senior Notes	$ 441.6	5.0 %	$ 20.4	$ —	— %	$ —
2029 Senior Notes	—	— %	1.6	447.0	5.0 %	24.8
2025 Senior Notes	—	5.2 %	0.3	115.0	5.3 %	6.5
Senior Credit Facility						
2028 Term Loan B	715.0	7.0 %	54.7	721.9	8.0 %	62.2
OpCo Super-Priority Revolver	75.0	6.9 %	5.8	—	— %	—
2026 Revolving Facility	—	— %	—	—	— %	2.9
2028 Refinance Term Loans	1,237.9	13.4 %	179.9	1,083.2	14.4 %	167.8
Accounts Receivable Securitization Facility	118.0	9.0 %	13.6	75.0	8.7 %	6.9
Other indebtedness	3.9	7.6 %	0.3	6.3	3.6 %	0.4
Total	$ 2,591.4		$ 276.6	$ 2,448.4		$ 271.5

As of December 31, 2025, our Senior Credit Facility—comprising the OpCo Super-Priority Revolver—had a total capacity of $300.0 million, with $191.6 million available after considering $33.4 million in letters of credit. Unused commitments incur a quarterly fee of 0.375% per annum.

The 2028 Term Loan B (original principal $750.0 million, maturing May 2028) requires quarterly amortization of 0.25% of original principal and bears interest at SOFR + 2.50% (0.00% floor). During 2025, we made $7.5 million in net principal payments and have an additional $7.5 million due within one year.

The 2028 Refinance Term Loans bear interest at Term SOFR + 8.50% (3.00% SOFR floor) and were issued with a 3% original issue discount. In 2025, we made $11.3 million in net principal payments, with $11.3 million classified as current. Through September 8, 2025, we were permitted to elect PIK interest, and during 2025 we deferred $39.6 million of interest, resulting in $48.1 million capitalized to principal.

Our second-lien 2029 Refinance Senior Notes include $379.5 million of 7.625% notes maturing May 3, 2029. Interest is payable semi-annually. Under the 2L Note Indenture, we elected PIK interest on 2.50% of interest during 2025, deferring $9.1 million.

We maintain an Accounts Receivable Securitization Facility maturing January 2028 with an optional one-year extension. The facility allows up to $150.0 million of borrowings and carries a minimum interest charge on $75.0 million regardless of actual borrowings. As of December 31, 2025, $118.0 million was outstanding, supported by $121.2 million of eligible receivables, leaving $3.2 million of availability.

During 2025, the remaining 2025 Senior Notes were redeemed, and the 2029 Senior Notes were exchanged or redeemed in conjunction with the issuance of the 2029 Refinance Senior Notes, resulting in the satisfaction and discharge of both related indentures.

Additional Considerations

Our debt costs and access to capital depend on credit ratings and leverage/coverage metrics. We may also opportunistically repurchase or retire debt based on market conditions and liquidity needs. On November 27, 2025, S&P Global Ratings downgraded the Company's issuer credit rating to 'CCC' and, on March 3, 2026, further downgraded the credit rating to 'SD'. The ratings agency also highlighted the Company's heightened refinancing risk associated with its 2028 maturities and the potential for further downward rating actions if liquidity deteriorates or if end-market conditions do not materially improve over the next twelve months. Moody's outlook remained stable, maintaining their Caa2 rating.

The borrowers and issuers of our debt depend on upstream cash flows from subsidiaries. Although no material restrictions currently exist, jurisdictional regulations may introduce future constraints. The Senior Credit Facility, Refinance Credit Agreement, and 2L Note Indenture restrict dividends to Trinseo PLC. In 2025, we declared dividends of $0.8 million before the Board elected to suspend future dividends.

Macroeconomic conditions—including tariff uncertainty, higher interest rates, and geopolitical factors—have negatively impacted demand, earnings, and liquidity. We have experienced recurring net losses and negative operating cash flows and expect to remain unprofitable in the near term.

We do not have any off-balance-sheet arrangements that are expected to have a material effect on our financial condition or liquidity.

Cash Flows

The table below summarizes our primary sources and uses of cash for the years ended December 31, 2025, 2024, and 2023. We have derived the summarized cash flow information from our audited financial statements. Refer to the Company's Form 10-K filed on February 27, 2025 for discussion related to 2023.

(in millions)	Year Ended December 31,	
	2025	2024
Net cash provided by (used in):		
Operating activities	$ (102.4)	$ (14.2)
Investing activities	(41.0)	(55.1)
Financing activities	73.5	26.4
Effect of exchange rates on cash	7.0	(6.3)
Net change in cash, cash equivalents, and restricted cash	$ (62.9)	$ (49.2)

Operating Activities

Net cash used in operating activities during the year ended December 31, 2025 totaled $102.4 million, which included a $97.1 million decrease in working capital and the impact of $26.3 million in expenses related to refinancing that were not eligible for capitalization as deferred financing costs.

Net cash used in operating activities during the year ended December 31, 2024 totaled $14.2 million, which included a $123.7 million decrease in working capital, principally related to continued inventory management actions and cash collections, $45.0 million of dividends received from Americas Styrenics and $33.9 million in deferred interest cash payments via the PIK Interest Election.

Investing Activities

Net cash used in investing activities during the year ended December 31, 2025 totaled $41.0 million, which was primarily attributable to capital expenditures of $51.0 million offset by proceeds from the sale of business and other assets of $10.0 million. During 2025, the Company continued to proactively reduce or defer capital expenditures during the year to preserve liquidity.

Capital expenditures for 2026 are expected to be similar to 2025, approximately $51.0 million, inclusive of spending for both compliance and maintenance costs, and growth initiatives, including material substitution applications as well as products containing recycled or bio-based materials.

Net cash used in investing activities during the year ended December 31, 2024 totaled $55.1 million, which was primarily attributable to capital expenditures of $63.3 million offset by proceeds from the sale of business and other assets of $8.2 million.

Financing Activities

Net cash provided by financing activities during the year ended December 31, 2025 totaled $73.5 million. During the year, the Company drew $265.0 million and $145.0 million in proceeds and repaid $190.0 million and $102.0 million from the A/R Facility and OpCo Super-Priority Revolver, respectively, principally related to funding working capital and other requirements. This activity also included the issuance of additional 2028 Refinance Term Loans ($115.0 million of aggregate principal) in exchange for the redemption of the 2025 Senior Notes ($115.0 million reduction in aggregate principal), $19.8 million in debt issuance costs that met the criteria for deferred financing charges, $19.4 million in debt repayments, $1.2 million of dividends paid, and $3.4 million of net repayments of short-term borrowings.

Net cash provided by financing activities during the year ended December 31, 2024 totaled $26.4 million. During the year, the Company drew $513.2 million in proceeds from the A/R Facility, and repaid $438.2 million, principally related to funding working capital and other requirements. This activity was partially offset by $18.3 million in debt repayments, $1.7 million of dividends paid, and $19.3 million of net repayments of short-term borrowings.

Free Cash Flow

We use Free Cash Flow as a non-GAAP measure to evaluate and discuss the Company's liquidity position and results. Free Cash Flow is defined as cash from operating activities, less capital expenditures. We believe that Free Cash Flow provides an indicator of the Company's ongoing ability to generate cash through core operations, as it excludes the cash impacts of various financing transactions as well as cash flows from business combinations that are not considered organic in nature. We also believe that Free Cash Flow provides management and investors with useful analytical indicator of our ability to service our indebtedness, pay dividends (when declared), and meet our ongoing cash obligations.

Free Cash Flow is not intended to represent cash flows from operations as defined by GAAP, and therefore, should not be used as an alternative for that measure. Other companies in our industry may define Free Cash Flow differently than we do. As a result, it may be difficult to use this or similarly-named financial measures that other companies may use to compare the liquidity and cash generation of those companies to our own. We compensate for these limitations by providing a reconciliation to cash provided by operating activities, which is determined in accordance with GAAP.

(in millions)	Year Ended December 31,		
	2025	2024	2023
Cash provided by (used in) operating activities	$ (102.4)	$ (14.2)	$ 148.7
Capital expenditures	(51.0)	(63.3)	(69.7)
Free Cash Flow	**$ (153.4)**	**$ (77.5)**	**$ 79.0**

Refer to the discussion above for significant impacts to cash provided by operating activities for the years ended December 31, 2025 and 2024. Refer to the Company's Form 10-K filed on February 27, 2025 for discussion related to 2023.

Contractual Obligations and Commercial Commitments

The Company's primary contractual obligations and commercial commitments consist of the payments for principal and interest on our outstanding long-term debt, raw material purchases, funding requirements under our pension and other postretirement benefits, lease commitments, and obligations under our SAR SSAs.

The Company has both fixed and variable-rate long-term debt arrangements, which have varying principal and interest payment requirements over their contractual terms. Refer to the table and section above as well as to Note 16 in the consolidated financial statements for more information on our debt arrangements. Additionally, refer to Item 7A— *Quantitative and Qualitative Disclosures about Market Risk* for discussion of our interest rate and foreign currency risks related to our debt and debt-related hedging arrangements.

The Company has certain raw material purchase contracts where we are required to purchase certain minimum volumes at prevailing market prices. As of December 31, 2025, the Company had $694.0 million of raw material purchase obligations, of which $219.7 million is due within the next twelve months. These commitments have remaining terms ranging from one to five years. Refer to Note 19 in the consolidated financial statements for more information on raw material purchase commitments. Additionally, refer to Item 1 – Business – *Sources and Availability of Raw Materials* for further description of the sources of our key raw materials.

The Company has various pension and other postretirement plans. The Company is required to make minimum contributions to certain of our funded pension plans and is also obligated to make benefit payments to employees for the unfunded pension plans and other postretirement plans. As of December 31, 2025, the Company's estimated future benefit payments through 2035, reflecting expected future service, as appropriate, was $154.1 million, of which $14.4 million is due within the next twelve months. Refer to the section of our Critical Accounting Policies and Estimates entitled "Pension Plans and Postretirement Benefits" for more information on the factors impacting our pension and postretirement costs. Additionally, refer to Note 21 in the consolidated financial statements for more details on these employee benefit plans and the future payments expected to be made for them through 2034.

The Company has operating and finance leases for certain of its plant and warehouse sites, office spaces, rail cars, storage facilities, and equipment. The Company's leases have remaining terms of one month through eleven years. As of December 31, 2025, the Company's estimated minimum commitments related to our finance and operating lease obligations was $83.1 million, of which $16.8 million is due within the next twelve months. Refer to Note 20 in the consolidated financial statements for further information on our lease portfolio and future lease obligations.

As described in Item 1— Business— *Our Relationship with Dow*, the Company is party to SAR SSAs with Dow, which are agreements under which Dow provides certain site services to the Company at Dow-owned locations. Based on our current year known costs and assuming that we continue with the SAR SSAs with similar annualized costs going forward, we estimate our contractual obligations under these agreements to be approximately $17.5 million annually for 2025 through 2029, and a total of $108.5 million thereafter through June 2041. Refer to the aforementioned section of Item 1 for more information regarding these agreements, including details regarding the rights of the Company and Dow to terminate said agreements.

Derivative Instruments

The Company's ongoing business operations expose it to various risks, including fluctuating foreign exchange rates, interest rate risk, and commodity price risk. To manage this risk, the Company periodically enters into derivative financial instruments, such as foreign exchange forward contracts, interest rate swap agreements, and commodity swap agreements. A summary of these derivative financial instrument programs is described below; however, refer to Note 17 of the consolidated financial statements for further information. The Company does not hold or enter into financial instruments for trading or speculative purposes.

Foreign Exchange Forward Contracts

Certain subsidiaries have assets and liabilities denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Our principal strategy in managing exposure to changes in foreign currency exchange rates is to naturally hedge the foreign currency-denominated liabilities on our consolidated balance sheets against corresponding assets of the same currency such that any changes in liabilities due to fluctuations in exchange rates are offset by changes in their corresponding foreign currency assets. In order to further reduce our exposure, the Company uses foreign exchange forward contracts to economically hedge the impact of the variability in exchange rates on our assets and liabilities denominated in certain foreign currencies. These derivative contracts are not designated for hedge accounting treatment.

Foreign Exchange Cash Flow Hedges

The Company also enters into forward contracts with the objective of managing the currency risk associated with forecasted U.S. dollar-denominated raw materials purchases by one of our subsidiaries whose functional currency is the euro. By entering into these forward contracts, which are designated as cash flow hedges, the Company buys a designated amount of U.S. dollars and sells euros at the prevailing market rate to mitigate the risk associated with the fluctuations in the euro-to-U.S. dollar foreign currency exchange rate.

Commodity Cash Flow Hedges & Commodity Economic Hedges

The Company purchased certain commodities, primarily natural gas, to operate facilities and generate heat and steam for various manufacturing processes, which are subject to price volatility. In order to manage the risk of price fluctuations associated with these commodity purchases, as deemed appropriate, the Company may enter into commodity swaps agreements or option contracts. Under these derivative contracts, the Company is effectively converting a portion of our natural gas costs into a fixed rate obligation to mitigate the risk of price fluctuations associated with the underlying commodity purchases. Certain of these commodity swaps were designated as cash flow hedges ("commodity cash flow hedges"), and the remaining commodity swaps were not designated for hedge accounting treatment ("commodity economic hedges"). The Company does not have any outstanding commodity cash flow or economic agreements as of December 31, 2025.

Critical Accounting Policies and Estimates

Our discussion and analysis of results of operations and financial condition are based upon our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported. We base these estimates and judgments on historical experiences and assumptions believed to be reasonable under the circumstances. Actual results could vary from our estimates under different conditions. Our significant accounting policies, which may be affected by our estimates and assumptions, are more fully described in Note 2 in the consolidated financial statements. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the financial statements. The following critical accounting policies reflect our most significant estimates and assumptions used in the preparation of the consolidated financial statements.

Valuation of Assets and Impairment Considerations

Valuation of Assets

Acquisitions that qualify as a business combination are accounted for using the purchase accounting method. Amounts paid for an acquisition are allocated to the assets acquired and liabilities assumed based on their fair value as of the date of acquisition. Goodwill is recorded as the difference between the fair value of the acquired assets and liabilities assumed (net assets acquired) and the purchase price. Goodwill is not amortized, but is reviewed for impairment annually as of October 1, or when events or changes in the business environment indicate that the carrying value of a reporting unit may exceed its fair value. Refer to the discussion below for further information on asset impairments.

Specifically, the calculation of the fair value of tangible assets, including property, plant and equipment, typically utilize the cost approach, which computes the cost to replace the asset, less accrued depreciation resulting from physical deterioration and functional and external obsolescence. The calculation of the fair value of identified intangible assets is determined using cash flow models following the income and cost approaches (or some combination thereof). Significant inputs include estimated future cash flows, discount rates, royalty rates, growth rates, sales projections, customer retention rates, and terminal values, all of which require significant management judgment. Definite-lived intangible assets, which are primarily comprised of customer relationships, developed technology, tradenames, and software, are amortized over their estimated useful lives using the straight-line method and are assessed for impairment whenever events or changes in circumstances indicate the carrying value of the asset may not be recoverable.

Impairment Considerations

As of December 31, 2025, net property, plant and equipment, net identifiable finite-lived intangible assets, and goodwill totaled $523.6 million, $492.9 million, and $67.7 million, respectively. Management makes estimates and assumptions in preparing the consolidated financial statements for which actual results will emerge over long periods of time. This includes the recoverability of long-lived assets employed in the business. These estimates and assumptions are closely monitored by management and periodically adjusted as circumstances warrant. For instance, expected asset lives may be shortened or impairment may be recorded based on a change in the expected use of the asset or performance of the related asset group.

We evaluate long-lived assets and identifiable finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset grouping may not be recoverable. In the event the carrying value of the asset exceeds its undiscounted future cash flows and the carrying value is not considered recoverable, impairment may exist. An impairment loss, if any, is measured as the excess of the asset's carrying value over its fair value, generally based on a discounted future cash flow method, independent appraisals, etc.

In connection with our strategy to focus efforts and increase investments in certain product offerings serving specific applications that are less cyclical and offer significantly higher growth and margin potential, and other management considerations, in March of 2020, the Company initiated a consultation process with the Economic Council and Works Councils of Trinseo Deutschland regarding the disposition of our styrene monomer assets in Boehlen, Germany. The Company's assessments of these long-lived asset groups for impairment indicated that the carrying values of the asset groups at each location were not recoverable when compared to the expected undiscounted future cash flows from the operation and potential disposition of these assets. The fair value of the depreciable assets at each location was determined through an analysis of the underlying fixed asset records in conjunction with the use of industry experience and available market data. Based on the Company's assessments, for the year ended December 31, 2023, we recorded impairment charges on the Boehlen styrene monomer assets of $0.5 million, which include charges recorded subsequent to March 2020 related to capital expenditures at the facility that we determined to be impaired. The amounts are included within "Impairment and other charges" in the consolidated statements of operations. Refer to Note 18 for more information.

Long-lived assets to be disposed of by sale are classified as held-for-sale and are reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of in a manner other than by sale are classified as held-and-used until they are disposed. The Company had no material assets classified as held-for-sale as of December 31, 2025.

As noted above, our goodwill impairment testing is performed annually as of October 1 at a reporting unit level. We perform more frequent impairment tests when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below the carrying value.

A goodwill impairment loss generally would be recognized when the carrying amount of the reporting unit's net assets exceeds the estimated fair value of the reporting unit. When supportable, the Company employs the qualitative assessment of goodwill impairment prescribed by Accounting Standards Codification 350. Otherwise, the estimated fair value of a reporting unit is primarily determined using an income approach (under the discounted cash flow method). Key assumptions and estimates used in the goodwill impairment testing include projections of revenues and EBITDA, the estimated weighted average cost of capital ("WACC"), and a projected long-term growth rate, all of which are based on data available at the time of the testing. The WACC is calculated incorporating weighted average returns on debt and equity from similar market participants, and therefore, changes in the market, which are beyond the control of the Company, may have an impact on future calculations of estimated fair value.

As of January 1, 2023, the Company realigned the Engineered Materials segment reporting structure. The PMMA business and Aristech Surfaces reporting units were combined with the Legacy Engineered Materials reporting unit to form the Engineered Materials reporting unit. Impairment assessments on each reporting unit were performed immediately before and after the change in organizational structure where it was concluded there was no goodwill impairment.

During the second quarter 2023, the Company determined that a triggering event had occurred for the Engineered Materials reporting unit indicating it was more likely than not that the fair value of this goodwill was less than the associated carrying value. This determination resulted from the persistence of the challenging operating conditions, customer destocking and underlying demand weakness that contributed to a revised outlook reflecting a further reduction in near-term forecasted operating results, growth projections, as well as an additional decrease in market capitalization. Therefore, the Company performed a goodwill impairment assessment as of June 1, 2023 and recorded a goodwill impairment charge of $349.0 million, reflected within "Impairment and other charges" on the consolidated statement of operations.

As of October 1, 2024, the Company combined the management of its Engineered Materials, Plastics Solutions and Polystyrene businesses. Certain components of the Plastics Solutions segment were combined with the Polystyrene segment and renamed Polymer Solutions to better reflect the Company's strategic focus on providing solutions in areas such as sustainability and material substitution. Impairment assessments on each reporting unit were performed immediately before and after the change in organizational structure where it was concluded there was no goodwill impairment for the year ended December 31, 2024.

As of December 31, 2025, the remaining $67.7 million in total goodwill is allocated to the reportable segments as follows: $35.6 million to Polymer Solutions, $16.3 million to Latex Binders, and $15.8 million to Engineered Materials, with no amounts allocated to the Americas Styrenics segment.

Factors which could result in future impairment charges, among others, include changes in worldwide economic conditions, changes in technology, changes in competitive conditions and customer preferences, and fluctuations in foreign currency exchange rates. These factors are discussed in Item 7A—*Quantitative and Qualitative Disclosures about Market Risk* and Item 1A— *Risk Factors* included in this Annual Report.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities using enacted rates. The effect of a change in tax rates on deferred taxes is recognized in income in the period that includes the enactment date.

Deferred taxes are provided on the outside basis differences and unremitted earnings of subsidiaries outside of Ireland. All undistributed earnings of foreign subsidiaries and affiliates are expected to be repatriated as of December 31, 2025. Based on the evaluation of available evidence, both positive and negative, we recognize future tax benefits, such as net operating loss carryforwards and tax credit carryforwards, to the extent that realizing these benefits is considered to be more likely than not.

As of December 31, 2025, we had net deferred tax liabilities of $28.4 million, after valuation allowances of $442.7 million. In evaluating the ability to realize the deferred tax assets, we rely on, in order of increasing subjectivity, taxable income in prior carryback years, the future reversals of existing taxable temporary differences, tax planning strategies and forecasted taxable income using historical and projected future operating results.

For the year ended December 31, 2025, Management assessed whether there were any changes in facts and circumstances that would result in any changes to the valuation allowance conclusions reached in the prior years. During the year ended December 31, 2025, Management believed there was enough negative evidence to determine that it was no longer more likely than not that the net deferred tax assets would be realized in some of the Company's European subsidiaries, primarily France, Germany and the Netherlands. Among this evidence is the overall cumulative losses of its Europe operations, as well as Management's recognition that these subsidiaries' ability to generate taxable income in the future is no longer considered reliable or sustainable. These negative factors combined with no other tax planning strategies identified that could allow the Company to utilize its deferred tax asset, resulted in Management's decision to establish a full valuation allowance against the net deferred tax asset position during the year ended December 31, 2025.

As of December 31, 2025, we had deferred tax assets for tax loss carryforward of approximately $256.7 million, $42.5 million of which is subject to expiration in the years between 2026 and 2030. We continue to evaluate our historical and projected operating results for several legal entities for which we maintain valuation allowances on net deferred tax assets.

We are subject to income taxes in Ireland, Luxembourg, the United States and numerous foreign jurisdictions, and are subject to income tax audits within these jurisdictions. The tax provision includes amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns; however, the amount ultimately paid upon resolution of issues raised may differ from the amounts accrued. Since significant judgment is required to assess the future tax consequences of events that have been recognized in our financial statements or tax returns, the ultimate resolution of these events could result in adjustments to our financial statements and such adjustments could be material. Therefore, we consider such estimates to be critical in preparation of our financial statements.

The financial statement effect of an uncertain income tax position is recognized when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Accruals are recorded for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Uncertain income tax positions have been recorded in "Other noncurrent obligations" in the consolidated balance sheets for the periods presented.

Management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, and any valuation allowance recorded against our deferred tax assets. The valuation allowance is based on our estimates of future taxable income and the period over which we expect the deferred tax assets to be recovered. Our estimate of future taxable income is based on management's judgment and assumptions about various factors including historical experience and results, cyclicality of the business, and future industry and macroeconomic conditions and trends. Changes in these assumptions in future periods may require we adjust our valuation allowance, which could materially impact our financial position and results of operations.

Pension Plans and Postretirement Benefits

We have various company-sponsored retirement plans covering substantially all employees. We also provide certain health care and life insurance benefits to retired employees in the United States (the "OPEB Plans"). The OPEB plans provide health care benefits, including hospital, physicians' services, drug and major medical expense coverage, and life insurance benefits. We recognize the underfunded or overfunded status of a defined benefit pension or postretirement plan as an asset or liability in our consolidated balance sheets and recognize changes in the funded status in the year in which the changes occur through AOCI, which is a component of shareholders' equity.

A settlement is a transaction that is an irrevocable action that relieves the employer (or the plan) of primary responsibility for a pension or postretirement benefit obligation, and that eliminates significant risks related to the obligation and the assets used to effect the settlement. The Company does not record settlement gains or losses during interim periods when the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic benefit cost for the plan in that year.

Pension benefits associated with these plans are generally based on each participant's years of service, compensation, and age at retirement or termination. The discount rate is an important element of expense and liability measurement. We evaluate our assumptions at least once each year, or as facts and circumstances dictate, and make changes as conditions warrant.

We determine the discount rate used to measure plan liabilities as of the December 31 measurement date for the pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. We set our discount rates to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits.

We use a fully-yield curve approach in the estimation of the future service and interest cost components of net periodic benefit cost for our defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. Service cost related to our defined benefit pension plans and other postretirement plans is included within "Cost of sales" and "Selling, general and administrative expenses," whereas all other components of net periodic benefit cost are included within "Other expense (income), net" in the consolidated statements of operations.

We determine the expected long-term rate of return on assets by performing an analysis of historical and expected returns based on the underlying assets, which generally are insurance contracts. We also consider our historical experience with pension fund asset performance. The expected return of each asset class is derived from a forecasted future return confirmed by current and historical experience. Future actual net periodic benefit cost will depend on the performance of the underlying assets and changes in future discount rates, among other factors.

The weighted average assumptions used to determine pension plan obligations and net periodic benefit costs are provided below:

	Non-U.S. Plans December 31,		U.S. Plan December 31,		OPEB Plans December 31,	
	2025	2024	2025	2024	2025	2024
Pension and other postretirement plan obligations:						
Discount rate for projected benefit obligation / accumulated postretirement benefit obligation	3.79 %	3.09 %	5.46 %	5.70 %	4.70 %	5.15 %
Net periodic benefit costs:						
Discount rate for service cost	2.54 %	2.57 %	5.74 %	5.20 %	5.40 %	6.40 %
Discount rate for interest cost	2.98 %	3.19 %	5.42 %	5.10 %	4.96 %	6.25 %
Expected long-term rate of return on plan assets	2.63 %	3.17 %	6.90 %	6.90 %	N/A	N/A

Holding all other factors constant, a 0.25% increase (decrease) in the discount rate used to determine net periodic benefit cost would decrease (increase) 2026 pension expense for our non-U.S. plans by approximately $1.0 million and $(0.9) million, respectively. Holding all other factors constant, a 0.25% increase (decrease) in the long-term rate of return on assets used to determine net periodic benefit cost for our non-U.S. plans would decrease (increase) 2026 pension expense by approximately $0.1 million and $(0.1) million, respectively. Holding all other factors constant, a 0.25% increase or decrease in the discount rate, or the long-term rate of return on assets, used to determine net periodic benefit cost for our U.S. plan would change our 2026 pension expense by less than $0.1 million.

Plan assets totaled $108.2 million and $106.7 million as of December 31, 2025 and 2024. As noted above, plan assets are invested primarily in insurance contracts that provide for guaranteed returns. Investments in the pension plan insurance contracts are valued utilizing unobservable inputs, which are contractually determined based on returns, fees, and the present value of the future cash flows, or cash surrender values, of the contracts, and are classified as Level 3 investments. The Company presents certain pension plan assets valued at net asset value per share as a practical expedient outside of the fair value hierarchy.

Recent Accounting Pronouncements

We describe the impact of recent accounting pronouncements in Note 2 of the consolidated financial statements, included elsewhere within this Annual Report.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

We are exposed to changes in interest rates and foreign currency exchange rates because we finance certain operations through fixed and variable rate debt instruments and denominate our transactions in a variety of foreign currencies. We are also exposed to changes in the prices of certain commodities that we use in production. Changes in these rates and commodity prices may have an impact on future cash flows and earnings. We manage these risks through normal operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. We do not enter into financial instruments for trading or speculative purposes.

By using derivative instruments, we are subject to credit and market risk. The fair market value of the derivative instruments is determined by using valuation models whose inputs are derived using market observable inputs, including interest rate yield curves, as well as foreign exchange and commodity spot and forward rates, and reflects the asset or liability position as of the end of each reporting period. When the fair value of a derivative contract is positive, the counterparty owes us, thus creating a receivable risk for us. We are exposed to counterparty credit risk in the event of non-performance by counterparties to our derivative agreements. We minimize counterparty credit (or repayment) risk by entering into transactions with various major financial institutions of investment grade credit rating.

Our exposure to market risk is not hedged in a manner that completely eliminates the effects of changing market conditions on earnings or cash flows.

Interest Rate Risk

Given the Company's debt structure, we have certain exposure to changes in interest rates. Refer to Note 16 in the consolidated financial statements for further information regarding the Company's debt facilities.

The Company's 2028 Refinance Term Loans bear interest at a rate per annum equal to Term SOFR (as defined in the 2028 Refinance Credit Agreement) plus 8.50%, subject to a 3.00% SOFR floor. The Company's 2028 Term Loan B bears an interest rate of SOFR plus 2.50% (subject to a 0.00% SOFR floor). The Company's 2024 Term Loan B bore an interest rate of LIBOR plus 2.00% (subject to a 0.00% LIBOR floor) as of December 31, 2022. Based on weighted average outstanding borrowings under the 2028 Term Loan B and 2028 Refinance Term Loans for the year ended December 31, 2025, an increase in 100 basis points in SOFR would have resulted in approximately $1.4 million of additional interest expense for the period.

Loans under the OpCo Super-Priority Revolver, at the Borrowers' option, may be maintained as (a) SOFR loans, which bear interest at a rate per annum equal to SOFR plus the applicable margin (as defined in the Credit Agreement), if applicable, or (b) base rate loans which shall bear interest at a rate per annum equal to the base rate plus the applicable margin (as defined in the Credit Agreement). As of December 31, 2025, the Borrowers are required to pay a quarterly commitment fee in respect of any unused commitments under the OpCo Super-Priority Revolver equal to 0.375% per annum. As of December 31, 2025, the Company had $75.0 million of variable debt issued under our OpCo Super-Priority Revolver and during the year ended December 31, 2025 the Company drew $265.0 million and repaid $190.0 million from the facility. As such, we incurred $3.3 million variable rate interest related to the OpCo Super-Priority Revolver during the period.

Our 2024 Accounts Receivable Securitization Facility is subject to interest charges on both the amount of outstanding borrowings as well as the amount of available, but undrawn commitments under the facility. As of December 31, 2025, the Accounts Receivable Securitization Facility borrowings bear interest at a rate per annum equal to Adjusted Term SOFR or EURIBOR (each as defined in the Accounts Receivable Securitization Facility credit agreement, subject to a 1.00% floor), depending on the borrowing currency, plus a margin of 4.75% and the Company incurs interest on a minimum of $75.0 million of advances, irrespective of actual amounts outstanding. As of December 31, 2025, the Company had $118.0 million of variable debt issued under our Accounts Receivable Securitization Facility and during the year ended December 31, 2025 the Company drew $145.0 million and repaid $102.0 million from the facility. As such, we incurred $12.1 million variable rate interest related to our Accounts Receivable Securitization Facility during the period.

Foreign Currency Exchange Rate Risks

The Company's ongoing business operations expose us to foreign currency risks, including fluctuating foreign exchange rates. Our primary foreign currency exposure is the euro-to-U.S. dollar exchange rate, noting that approximately 46% of our net sales were generated in Europe for the year ended December 31, 2025. To a lesser degree, we are also exposed to the exchange rates between the U.S. dollar and other currencies, including, among others, the Chinese yuan, South Korean won, Swiss franc, and New Taiwan dollar. To manage these risks, the Company periodically enters into derivative financial instruments such as foreign exchange forward contracts.

Certain subsidiaries have monetary assets and liabilities denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. Our principal strategy in managing exposure to changes in foreign currency exchange rates is to naturally hedge the foreign currency-denominated liabilities on our consolidated balance sheets against corresponding assets of the same currency such that any changes in liabilities due to fluctuations in exchange rates are offset by changes in their corresponding foreign currency assets. In order to further reduce our exposure, we use foreign exchange forward contracts to economically hedge the impact of the variability in exchange rates on our monetary assets and liabilities denominated in certain foreign currencies. These derivative contracts are not designated for hedge accounting treatment.

The Company also enters into forward contracts with the objective of managing the currency risk associated with forecasted U.S. dollar-denominated raw materials purchases by one of our subsidiaries whose functional currency is the euro. By entering into these forward contracts, which are designated as cash flow hedges, the Company buys a designated amount of U.S. dollars and sells euros at the prevailing market rate to mitigate the risk associated with the fluctuations in the euro-to-U.S. dollar foreign currency exchange rate. The qualifying hedge contracts are marked-to-market at each reporting date and any unrealized gains or losses are included in AOCI to the extent effective, and reclassified to cost of sales in the period during which the transaction affects earnings or it becomes probable that the forecasted transaction will not occur. As of December 31, 2025, the Company does not have any outstanding forward contracts for the purposes of hedging its exposure to the euro. The Company continues to monitor prevailing rate forecasts and its euro-denominated exposure to determine when to enter into these forward contracts. A 1% change in the euro will impact our annual profitability by approximately $0.7 million on a pre-tax basis.

We have legal entities consolidated in our financial statements that have functional currencies other than the U.S. dollar, our reporting currency. As a result of currencies fluctuating against the U.S. dollar, currency translation gains and losses are recorded in other comprehensive income, primarily as a result of the remeasurement of our euro functional legal entities as of December 31, 2025, 2024, and 2023.

Raw Material Price Risk

We purchase certain raw materials such as styrene, butadiene, BPA, MMA, PC, and acetone primarily under short- and long-term supply contracts. The pricing terms for these raw material purchases are generally determined based on commodity indices and prevailing market conditions within the relevant geography. The selling prices of our products are generally based, in part, on the current or forecasted costs of our key raw materials but are often subject to a predetermined lag period for the pass through of these costs. As such, during periods of significant raw material price volatility, the Company may experience material volatility in earnings and cash flows due to the lag in passing through raw material costs, primarily for styrene, butadiene, MMA, and acetone. Assuming no changes in sales price, volume or mix, a hypothetical 10% change in the market price of our raw materials would have impacted cost of sales by approximately $193.7 million for the year ended December 31, 2025.

We mitigate the risk of volatility in raw material prices where possible by passing changes in raw material costs through to our customers by adjusting our prices or including provisions in our contracts that allow us to adjust prices in such a circumstance or by including pricing formulas which utilize commodity indices. Nevertheless, we may be subject to the timing differences described above for the pass through of these costs. In addition, even when raw material costs may be passed on to our customers, during periods of high raw material price volatility, customers without minimum purchase requirements with us may choose to delay purchases of our materials or, in some cases, substitute purchases of our materials with less costly products. We do not currently enter into derivative financial instruments to manage our price risk relating to our raw material contracts.

Commodity Price Risk

We purchase certain commodities, primarily natural gas, to operate facilities and generate heat and steam for various manufacturing processes, which purchases are subject to price volatility, generally based on commodity indices and prevailing market conditions within the relevant geography. In certain instances, the selling prices of our products are based, in part, on the current or forecasted costs of our key commodities but are subject to a predetermined lag period for the pass through of these costs. As such, during periods of significant commodity price volatility, the Company may experience material volatility in earnings and cash flows due to the lag in or inability to pass through these commodity costs.

We mitigate the risk of price fluctuations associated with these commodity purchases where possible by passing changes in commodity costs through to our customers by adjusting our prices or including provisions in our contracts that allow us to adjust prices in such a circumstance or by including pricing formulas which utilize commodity indices. Additionally, as deemed appropriate, we may enter into derivative financial instruments such as commodity swaps, which effectively converts a portion of our natural gas costs into a fixed rate obligation. Certain of these commodity swap agreements are designated as cash flow hedges, and as such, the contracts are marked-to-market at each reporting date and any unrealized gains or losses are included in AOCI to the extent effective, and reclassified to cost of sales in the period during which the transaction affects earnings or it becomes probable that the forecasted transaction will not occur. We may also enter into commodity swap agreements to economically hedge the impact of these price fluctuations, which are not designated for hedge accounting treatment. Inclusive of these hedges, a hypothetical 10% increase in natural gas prices will impact cost of sales by approximately $2.6 million.

Item 8. *Financial Statements and Supplementary Data*

The financial statements and supplementary data required by Regulation S-X are included in Item 15- *Exhibits, Financial Statements Schedules* contained in Part IV of this Annual Report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management is responsible for establishing and maintaining disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our reports that we file or submit under the Exchange Act (as defined in Rules 13a-15e and 15d-15(e) of the Securities Exchange Act of 1934, as amended) is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and

Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2025. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report were effective to provide the reasonable level of assurance described above.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company's financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

Management conducted an assessment of the Company's internal control over financial reporting as of December 31, 2025, based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the assessment, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting is effective.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that occurred during the year ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

The Company believes we have maintained appropriate internal controls during our initial phased implementation period and will continue to evaluate, test and monitor our internal controls over financial reporting for effectiveness as processes and procedures in each of these impacted areas evolve.

Item 9B. *Other Information*

Trading Arrangements

During the twelve months ended December 31, 2025, one director and one executive officer adopted trading arrangements intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) under the Securities Exchange Act of 1934.

Name	Action	Date	Duration [1]	Total Number of Shares to be Sold
Jeffrey Cote, Director [2]	Adopted	03/04/2025	06/05/2025 – 03/04/2026	Up to 100,000 shares
Angelo Chaclas, Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Corporate Secretary	Adopted	03/05/2025	07/15/2025 – 12/05/2025	Up to 95,000 shares

(1) Unless earlier terminated pursuant to the terms of the trading arrangement.

(2) Trading arrangement entered into by the Cote 2019 Irrevocable Indenture Trust, whose shares are reported as indirectly held by Mr. Cote.

No other directors or executive officers of the Company adopted or terminated a trading arrangement intended to satisfy the affirmative defenses of Rule 10b5-1 under the Securities Exchange Act of 1934 or a "non-Rule 10b5-1 trading arrangement," as defined in Item 408(a) of Regulation S-K, during the twelve months ended December 31, 2025.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


Part III


Item 10. *Directors, Executive Officers and Corporate Governance*

Except as set forth below, the information required by this Item 10 is incorporated herein by reference from the sections captioned "Election of Directors," "Corporate Governance," "Board Structure and Committee Composition," "Our Company's Executive Officers," and "Delinquent Section 16(a) Reports" of the Company's definitive proxy statement for the 2026 annual general meeting of shareholders to be filed with the SEC pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "2026 Proxy Statement") or will be included in an amendment to this Form 10-K (the "10-K/A").

Code of Ethics

The Company has adopted a Code of Business Conduct applicable to all of our directors, officers and employees, and a Code of Ethics for Senior Financial Employees applicable to our principal executive, financial and accounting officers, and all persons performing similar functions. A copy of each of those Codes is available on the Company's corporate website at www.trinseo.com under Investor Relations—Corporate Governance—Ethics and Compliance. If we make any substantive amendments to these Codes, or grant any waivers, including any implicit waivers from the provisions of these Codes, we will make a disclosure on our website or in a report on Form 8-K. Our Code of Business of Conduct is supported by a number of support policies which are specifically referenced in the Code, and most of which are also available on our corporate website. Our website and the information contained on that site, or accessible through that site, are not a part of, and are not incorporated by reference into, this Annual Report.

Insider Trading Policy

The Company has adopted an insider trading policy that governs the purchase, sale and/or other dispositions of our securities by our directors, officers and employees, as well as their immediate family members and others who may have access to material nonpublic information concerning the Company, and that is designed to promote compliance with insider trading laws, rules and regulations. The policy prohibits the unauthorized disclosure of any nonpublic information acquired in the workplace, the misuse of material nonpublic information in securities trading. All persons subject to the policy are prohibited from the purchase or sale of our securities except in designated trading windows or pursuant to preapproved 10b5-1 trading plans. Certain persons, including our executive officers and directors, must obtain preclearance prior to any trading in our securities. The policy also prohibits short sales, transactions in publicly traded options such as puts, calls or other derivatives, hedging transactions and other inherently speculative transactions.

Item 11. *Executive Compensation*

The information required by this Item 11 will be contained in our 2026 Proxy Statement or 10-K/A and is incorporated by reference herein.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information required by this Item 12 will be contained in our 2026 Proxy Statement or 10-K/A and is incorporated by reference herein.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this Item 13 will be contained in our 2026 Proxy Statement or 10-K/A and is incorporated by reference herein.

Item 14. *Principal Accounting Fees and Services*

The information required by this Item 14 will be contained in our 2026 Proxy Statement or 10-K/A and is incorporated by reference herein.

Part IV

Item 15. *Exhibits, Financial Statement Schedules*

(a) The following documents are filed as part of this report:

1. Financial statements:

2. Exhibits: The exhibits to this report are listed in the exhibit index below.

EXHIBIT INDEX

Exhibit No.		Description
3.1		Memorandum and Articles of Association of Trinseo PLC, as amended (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, filed on June 17, 2022)
4.1		Indenture among Trinseo Luxco Finance SPV S.à r.l., Trinseo NA Finance SPV LLC, the guarantors named therein, The Bank of New York Mellon, as trustee, and Alter Domus (US) LLC, as collateral agent, dated as of January 17, 2025 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed January 21, 2025)
4.2		Form of Global Restricted Note due 2029 (incorporated by reference as Exhibit A to Exhibit 4.2 to the Current Report on Form 8-K filed January 21, 2025)
4.3		Description of Securities (incorporated by reference to Exhibit 4.5 to the Annual Report on Form 10-K for the year ended December 31, 2024, filed on February 27, 2025)
10.1		Credit Agreement among Trinseo Materials Operating S.C.A., Trinseo Materials Finance, Inc. together with Trinseo Holdings S.à r.l., and Trinseo Materials S.à r.l., Deutsche Bank AG New York Branch, as administrative agent, collateral agent, L/C issuer and swing line lender, and the guarantors and lenders from time to time party thereto, dated as of September 6, 2017 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed September 7, 2017)
10.2		Amendment to the Credit Agreement dated September 6, 2017 among Trinseo Materials Operating S.C.A., Trinseo Materials Finance, Inc., together with Trinseo Holding S.à r.l. and Trinseo Materials S.à r.l., Deutsche Bank AG New York Branch, as administrative agent, collateral agent, L/C issuer and swing line lender, and the guarantors and lenders party thereto from time to time, dated as of May 22, 2018 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, filed on August 3, 2018)
10.3		2021 Incremental Amendment to Credit Agreement dated September 6, 2017, among, inter alios, Trinseo Materials Operating S.C.A., Trinseo Materials Finance, Inc. and Deutsche Bank AG New York Bank, dated as of May 3, 2021 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 5, 2021)
10.4		2021 Revolver Amendment to Credit Agreement dated September 6, 2017, among, inter alios, Trinseo Materials Operating S.C.A., Trinseo Materials Finance, Inc. and Deutsche Bank AG New York Bank, dated as of May 3, 2021 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed May 5, 2021)
10.5		2023 SOFR Amendment to the Credit Agreement dated September 6, 2017 among Trinseo Materials Operating S.C.A., Trinseo Materials Finance, Inc., together with Trinseo Holding S.à r.l. and Trinseo Ireland Holdings Limited, Deutsche Bank AG New York Branch, as administrative agent, collateral agent, L/C issuer and swing line lender, and the guarantors and lenders party thereto from time to time, dated as of June 30, 2023 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed on August 4, 2023)
10.6		2023 Incremental and Refinancing Amendment to the Credit Agreement dated September 6, 2017, among Trinseo Holding S.à r.l., Trinseo Ireland Holdings Limited, Trinseo Materials Operating S.C.A., Trinseo Materials Finance, Inc. the guarantors party thereto from time to time, the lenders party thereto from time to time and Deutsche Bank AG New York Branch, as administrative agent and collateral agent, dated as of September 8, 2023 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on September 8, 2023)

Exhibit No.		Description
10.7		2024 LuxCo Merger Amendment to the Credit Agreement dated September 6, 2017, among Trinseo Holding S.à r.l., Trinseo Materials Finance, Inc., Trinseo LuxCo S.à r.l. Deutsche Bank AG New York Branch, as Administrative Agent, dated as of December 12, 2024 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed December 16, 2024)
10.8§		2025 Incremental Amendment to the Credit Agreement dated September 6, 2017, by and among Trinseo Luxco S.à r.l., Trinseo Holding S.à r.l., Trinseo Materials Finance, Inc., Trinseo Luxco Finance SPV S.à r.l., and Deutsche Bank AG New York Branch, as administrative agent, collateral agent, L/C issuer and swing line lender, and the guarantors and lenders party thereto, dated as of January 17, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed January 21, 2025)
10.9		2026 Grace Period Amendment to the Credit Agreement dated September 6, 2017, by and among Trinseo Luxco S.à r.l., Trinseo Holding S.à r.l., Trinseo Materials Finance, Inc. and the lenders party thereto, dated as of February 16, 2026 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 16, 2026)
10.10		Credit Agreement, dated as of September 8, 2023, among Trinseo Luxco SARL, Trinseo NA Finance LLC, Trinseo Luxco Finance SPV SARL, Trinseo NA Finance SPV LLC, the guarantors party thereto from time to time, the lenders party thereto from time to time and Alter Domus (US) LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed on September 8, 2023)
10.11		First Amendment to Credit Agreement, dated January 26, 2024, to the Credit Agreement dated as of September 8, 2023 among Trinseo Luxco SARL, Trinseo NA Finance LLC, Trinseo Luxco Finance SPV SARL, Trinseo NA Finance SPV LLC, the guarantors party thereto from time to time, the lenders party thereto from time to time and Alter Domus (US) LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.8 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed on February 23, 2024)
10.12		Second Amendment to Credit Agreement by and among Trinseo LuxCo S.à r.l., Trinseo NA Finance LLC, Trinseo LuxCo Finance SPV S.à r.l., Trinseo NA Finance SPV LLC, Trinseo PLC, and Alter Domus (US) LLC, as Administrative Agent, dated December 12, 2024 (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed December 17, 2024)
10.13§		Third Amendment to Credit Agreement dated as of September 8, 2023, by and among Trinseo NA Finance LLC, Trinseo LuxCo Finance SPV S.à r.l., Trinseo NA Finance SPV LLC, Trinseo PLC, and Alter Domus (US) LLC, as administrative agent and collateral agent, dated January 17, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed January 21, 2025)
10.14§§		Transaction Support Agreement, dated December 9, 2024, by and among the Company, and certain of their direct and indirect subsidiaries party thereto, and each of the Supporting Creditors named therein (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed December 11, 2024)

Exhibit No.	Description
10.15§§	Deed of Release and Termination, dated July 18, 2024, entered into by and among Trinseo Europe GmbH, Trinseo Export GmbH, Trinseo Deutschland Anlagengesellschaft mbH, Trinseo Netherlands B.V., Altuglas LLC, Aristech Surfaces, LLC, Trinseo LLC, Trinseo U.S. Receivables Company SPV LLC, Styron Receivables Funding Designated Activity Company, Regency Assets Designated Activity Company, HSBC Bank plc, Trinseo Holding S.à r.l., TMF Administration Services Limited and the Law Debenture Trust Corporation plc (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed July 22, 2024)
10.16§§	Credit and Security Agreement, dated July 18, 2024, among Styron Receivables Funding Designated Activity Company, Trinseo Ireland Global IHB Limited, KKR Credit Advisors (US) LLC, GLAS USA LLC, GLAS Americas LLC, and the Lenders from time to time party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed July 22, 2024)
10.17†	First Amendment, dated as of February 24, 2026, to the Credit and Security Agreement dated July 18, 2024, among Styron Receivables Funding Designated Activity Company, Trinseo Ireland Global IHB Limited, KKR Credit Advisors (US) LLC, GLAS USA LLC, GLAS Americas LLC, and the Lenders from time to time party thereto
10.18§	Credit Agreement, by and among Trinseo Luxco S.à r.l., Trinseo Holding S.à r.l., Trinseo Materials Finance, Inc., Deutsche Bank AG New York Branch, as administrative agent and collateral agent, and the guarantors and lenders party thereto, dated as of January 17, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed January 21, 2025)
10.19*	Employment Agreement between Trinseo LLC and Frank A. Bozich, dated December 11, 2018 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed on January 30, 2019)
10.20*	Amendment, dated May 9, 2022, to the Employment Agreement between Trinseo LLC and Frank Bozich dated December 11, 2018 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed August 9, 2022)
10.21*	Employment Agreement between Trinseo LLC and David Stasse, dated April 29, 2019 (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K, filed on April 30, 2019)
10.22*	Amendment, dated May 9, 2022, to the Employment Agreement between Trinseo LLC and David Stasse dated April 29, 2019 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed August 9, 2022)
10.23*	Agreement between Trinseo, LLC and Angelo Chaclas dated January 1, 2020 (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed on May 8, 2020)
10.24*	Agreement, dated May 9, 2022, to the Employment Agreement between Trinseo LLC and Angelo Chaclas dated January 1, 2020 (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed August 9, 2022)
10.25*	Employment Agreement between Trinseo LLC and Paula Cooney, dated October 15, 2021 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed May 5, 2023)
10.26*	Amendment, dated May 9, 2022, to the Employment Agreement between Trinseo LLC and Paula Cooney dated October 15, 2021 (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 filed May 5, 2023)

Exhibit No.		Description
10.27*		Employment Agreement between Trinseo Europe GmbH and Francesca Reverberi dated October 1, 2021 (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 filed May 5, 2022)
10.28*		Amendment, dated May 9, 2022, to the Employment Agreement between Trinseo Europe GmbH and Francesca Reverberi dated October 1, 2021 (incorporated by reference to Exhibit 10.5 to the Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed August 9, 2022)
10.29§		Amended and Restated Styron License Agreement, among The Dow Chemical Company, Dow Global Technologies Inc. and Trinseo LLC (f/k/a Styron LLC), dated as of June 17, 2010. (incorporated herein by reference to Exhibit 10.31 to Amendment No. 2 to the Registration Statement filed on Form S-4, File No. 333-191460, filed December 17, 2013)
10.30*		Form of Restoration and Elective Deferral Plan (incorporated herein by reference to Exhibit 10.35 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-194561, filed May 5, 2014)
10.31*		Performance Award (PA) Plan (incorporated herein by reference to Exhibit 10.36 to Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-194561, filed May 5, 2014)
10.32*		Trinseo PLC Amended and Restated 2014 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 26, 2025)
10.33*		Form of Indemnification Agreement for Directors and Officers (incorporated herein by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 8, 2021)
10.34*		Form of Restricted Stock Unit Agreement for Directors (incorporated herein by reference to Exhibit 10.33 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 27, 2023)
10.35*		Form of Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed May 9, 2024)
10.36*		Form of Performance Award Stock Unit Agreement (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 8, 2025)
10.37*		Form of Non-statutory Stock Option Award Agreement (incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024 filed May 9, 2024)
10.38*		Form of Restricted Cash Unit Award Agreement (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 8, 2025)
10.39*		Form of Restricted Stock Unit Award Agreement to certain former Arkema employees (incorporated herein by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 8, 2021)
10.40*		Form of Stock Option Award Agreement to certain former Arkema employees (incorporated herein by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed on November 8, 2021)

Exhibit No.	Description
10.41*	Form of Executive Side Letter for Equity Grants (incorporated by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed August 9, 2019)
10.42*	Form of Retention Award Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 27, 2024).
10.43*	Form of Contingent Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 8, 2025)
10.44*	Form of Conditional Retention Award Letter Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K dated January 6, 2026)
19.1	Trinseo PLC Insider Trading Policy (incorporated by reference to Exhibit 19.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2025, filed on May 8, 2025)
21.1 †	Subsidiaries of Trinseo PLC
23.1 †	Consent of Independent Registered Public Accounting Firm PricewaterhouseCoopers LLP
23.2 †	Consent of Independent Registered Public Accounting Firm Deloitte & Touche LLP
31.1 †	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2 †	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1 †	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2 †	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Trinseo PLC Policy for Recoupment of Incentive Compensation (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023).
101.INS †	iXBRL Instance Document
101.SCH †	iXBRL Taxonomy Extension Schema Document
101.CAL †	iXBRL Taxonomy Extension Calculation Linkbase Document
101.DEF †	iXBRL Taxonomy Extension Definition Linkbase Document
101.LAB †	iXBRL Extension Label Linkbase Document
101.PRE †	iXBRL Taxonomy Extension Presentation Linkbase Document
104 †	Cover Page Interactive Data File (formatted iXBRL and contained in Exhibit 101)

*   Compensatory plan or arrangement.

§   Application has been made to the SEC for confidential treatment of certain provisions of these exhibits. Omitted material for which confidential treatment has been requested has been filed separately with the SEC.

§§ Certain portions of this exhibit were redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The omitted information is (i) not material and (ii) would likely cause us competitive harm if publicly disclosed. We agree to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission on its request; provided, however that the Company may request confidential treatment of this exhibit pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

†   Filed herewith.

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 13, 2026


TRINSEO PLC

By: /s/   Frank Bozich

Name: Frank Bozich

Title: President and Chief Executive Officer
(Principal Executive Officer)


Pursuant to the requirements of the Securities Act of 1934, this report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Frank Bozich Frank Bozich	President, Chief Executive Officer and Director (Principal Executive Officer)	March 13, 2026
/s/ David Stasse David Stasse	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	March 13, 2026
/s/ Roger E. Greene Roger E. Greene	Vice President, Global Controller and Principal Accounting Officer (Principal Accounting Officer)	March 13, 2026
/s/ Joseph Alvarado Joseph Alvarado	Director	March 13, 2026
/s/ Victoria Brifo Victoria Brifo	Director	March 13, 2026
/s/ Jeffrey J. Cote Jeffrey J. Cote	Director	March 13, 2026
/s/ Jeanmarie Desmond Jeanmarie Desmond	Director	March 13, 2026
/s/ Matthew T. Farrell Matthew T. Farrell	Director	March 13, 2026
/s/ Carol Flaton Carol Flaton	Director	March 13, 2026
/s/ Jill Frizzley Jill Frizzley	Director	March 13, 2026
/s/ K'Lynne Johnson K'Lynne Johnson	Chair and Director	March 13, 2026
/s/ Sandra Beach Lin Sandra Beach Lin	Director	March 13, 2026
/s/ Henri Steinmetz Henri Steinmetz	Director	March 13, 2026

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Trinseo PLC

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Trinseo PLC and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of shareholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, based on our audits and the report of Deloitte & Touche LLP, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

We did not audit the financial statements of Americas Styrenics LLC, a 50% equity investment of Trinseo PLC, which is reflected in the consolidated financial statements of Trinseo PLC as an equity method investment of $206.9 million and $222.6 million as of December 31, 2025 and 2024, respectively, and equity in earnings (losses) of unconsolidated affiliates of ($3.1) million, $15.4 million, and $62.1 million for each of the three years in the period ended December 31, 2025. Those statements were audited by Deloitte & Touche LLP whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Americas Styrenics LLC, is based solely on the report of Deloitte & Touche LLP.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has an accumulated deficit and negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of Deloitte & Touche LLP provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Accounting for Income Taxes

As described in Notes 2 and 8 to the consolidated financial statements, the Company recorded a provision for income taxes of $42.6 million for the year ended December 31, 2025, and has deferred tax assets of $50.7 million (including a valuation allowance of $442.7 million), deferred tax liabilities of $79.1 million, and liabilities for uncertain tax positions of $10.9 million as of December 31, 2025. The Company is, or has been, subject to income taxes in Ireland, the United States and numerous other foreign jurisdictions, and is subject to income tax audits within these jurisdictions. Management measures deferred taxes as the difference between the financial and tax basis of the Company's assets and liabilities which are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. As disclosed by management, the valuation allowance is based on management's estimates of future taxable income and the period over which they expect the deferred tax assets to be recovered. Management recognizes the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. Since significant judgment is required to assess the future tax consequences of events that have been recognized in the financial statements or tax returns, the ultimate resolution of these events could result in adjustments to the financial statements and such adjustments could be material.

The principal considerations for our determination that performing procedures relating to accounting for income taxes is a critical audit matter are (i) the significant judgment by management when determining the provision for income taxes, net deferred tax assets, including a valuation allowance, and liabilities for uncertain tax positions; and (ii) a high degree of auditor judgment and effort in performing procedures and evaluating audit evidence relating to these account balances and tax positions.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to income taxes, including management's controls over the establishment of deferred tax assets and liabilities, the assessment of the realizability of deferred tax assets, and the identification and recognition of the liability for uncertain tax positions. These procedures also included, among others (i) testing the provision for income taxes, including the effective tax rate reconciliation, and permanent and temporary differences; (ii) testing the completeness and accuracy of underlying data used in measuring and recognizing deferred tax assets and liabilities; (iii) evaluating management's assessment of the realizability of deferred tax assets on a jurisdictional basis; (iv) evaluating the completeness of management's assessment of the identification of uncertain tax positions; and (v) evaluating the status and results of income tax audits with the relevant tax authorities.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania
March 13, 2026

We have served as the Company's auditor since 2010.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members and the Board of Directors of
Americas Styrenics LLC
The Woodlands, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Americas Styrenics LLC and its subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of comprehensive (loss) income, members' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 25, 2026

We have served as the Company's auditor since 2008.

TRINSEO PLC

Consolidated Balance Sheets
(In millions, except per share data)

| | December 31, | |
	2025	2024
Assets		
Current assets		
Cash and cash equivalents	$ 146.7	$ 209.8
Accounts receivable, net of allowances (December 31, 2025: $10.2; December 31, 2024: $8.5)	364.5	379.9
Inventories	316.0	347.2
Other current assets	37.5	51.3
Total current assets	864.7	988.2
Investments in unconsolidated affiliates	206.9	222.6
Property, plant and equipment, net of accumulated depreciation (December 31, 2025: $953.0; December 31, 2024: $824.0)	523.6	575.8
Other assets		
Goodwill	67.7	59.9
Other intangible assets, net	492.9	598.8
Right-of-use assets - operating, net	56.2	63.9
Deferred income tax assets	2.1	37.0
Deferred charges and other assets	66.1	97.9
Total other assets	685.0	857.5
Total assets	$ 2,280.2	$ 2,644.1
Liabilities and shareholders' equity (deficit)		
Current liabilities		
Short-term borrowings and current portion of long-term debt	$ 212.9	$ 210.9
Accounts payable	283.9	263.1
Current lease liabilities - operating	11.6	12.9
Income taxes payable	3.7	4.9
Accrued expenses and other current liabilities	202.6	229.1
Total current liabilities	714.7	720.9
Noncurrent liabilities		
Long-term debt, net of unamortized deferred financing fees	2,332.5	2,200.7
Noncurrent lease liabilities - operating	47.9	53.3
Deferred income tax liabilities	30.5	37.5
Other noncurrent obligations	252.4	251.6
Total noncurrent liabilities	2,663.3	2,543.1
Commitments and contingencies (Note 19)		
Shareholders' equity (deficit)		
Ordinary shares, $0.01 nominal value, 4,000.0 shares authorized (December 31, 2025: 40.1 shares issued and 36.0 shares outstanding; December 31, 2024: 39.6 shares issued and 35.4 shares outstanding)	0.4	0.4
Preferred shares, €0.01 nominal value, 1,000.0 shares authorized (no shares issued or outstanding)	—	—
Deferred ordinary shares, €1.00 nominal value, 0.025 shares authorized (December 31, 2025: 0.025 shares issued and outstanding; December 31, 2024: 0.025 shares issued and outstanding)	—	—
Additional paid-in-capital	521.4	514.6
Treasury shares, at cost (December 31, 2025: 4.1 shares; December 31, 2024: 4.1 shares)	(200.0)	(200.0)
Accumulated deficit	(1,339.3)	(792.8)
Accumulated other comprehensive loss	(80.3)	(142.1)
Total shareholders' equity (deficit)	(1,097.8)	(619.9)
Total liabilities and shareholders' equity (deficit)	$ 2,280.2	$ 2,644.1

The accompanying notes are an integral part of these consolidated financial statements.

TRINSEO PLC

Consolidated Statements of Operations
(In millions, except per share data)

| | Year Ended December 31, | | | | | |
	2025		2024		2023	
Net sales	$	2,974.9	$	3,513.2	$	3,675.4
Cost of sales		2,809.0		3,247.6		3,533.1
Gross profit		165.9		265.6		142.3
Selling, general and administrative expenses		417.0		327.0		310.3
Equity in earnings (losses) of unconsolidated affiliate		(3.1)		15.4		62.1
Impairment and other charges		—		—		349.5
Operating loss		(254.2)		(46.0)		(455.4)
Interest expense, net		273.8		267.5		188.4
Loss on extinguishment of long-term debt		0.2		0.6		6.3
Other expense (income), net		(25.2)		3.9		(17.2)
Loss before income taxes		(503.0)		(318.0)		(632.9)
Provision for income taxes		42.6		30.5		68.4
Net loss	$	(545.6)	$	(348.5)	$	(701.3)
Weighted average shares–basic		35.8		35.3		35.3
Net loss per share–basic	$	(15.24)	$	(9.86)	$	(19.88)
Weighted average shares–diluted		35.8		35.3		35.3
Net loss per share–diluted:	$	(15.24)	$	(9.86)	$	(19.88)

The accompanying notes are an integral part of these consolidated financial statements.

TRINSEO PLC

Consolidated Statements of Comprehensive Income (Loss)
(In millions)

	Year Ended December 31,					
	2025		**2024**		**2023**	
Net loss	$	(545.6)	$	(348.5)	$	(701.3)
Other comprehensive income (loss), net of tax:						
Cumulative translation adjustments (net of tax of $0.0, $0.0, $0.0)		50.0		(28.3)		9.3
Net gain on cash flow hedges (net of tax of $0.0, $(2.6), $1.3)		0.6		12.0		4.3
Pension and other postretirement benefit plans:						
Prior service credit arising during period (net of tax of $0.0, $0.0, $0.0)		0.1		1.7		0.4
Net gain (loss) arising during period (net of tax of $(6.0), $2.2, $(3.0))		16.7		4.6		(9.3)
Amounts reclassified from accumulated other comprehensive income (loss)		(5.6)		(2.5)		(3.0)
Total other comprehensive income (loss), net of tax		61.8		(12.5)		1.7
Comprehensive loss	$	(483.8)	$	(361.0)	$	(699.6)

The accompanying notes are an integral part of these consolidated financial statements.

TRINSEO PLC

Consolidated Statements of Shareholders' Equity (Deficit)

(In millions, except per share data)

	Shares			Shareholders' Equity (Deficit)						
	Ordinary Shares Outstanding	Treasury Shares	Deferred Ordinary Shares	Ordinary Shares	Deferred Ordinary Shares	Additional Paid-In Capital	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total
Balance at December 31, 2022	35.1	4.1	—	$ 0.4	$ —	$ 486.7	$ (200.0)	$ (131.3)	$ 264.5	$ 420.3
Net loss	—	—	—	—	—	—	—	—	(701.3)	(701.3)
Other comprehensive income	—	—	—	—	—	—	—	1.7	—	1.7
Share-based compensation activity	0.1	—	—	—	—	17.5	—	—	—	17.5
Dividends on ordinary shares ($0.17 per share)	—	—	—	—	—	—	—	—	(6.2)	(6.2)
Balance at December 31, 2023	35.2	4.1	—	$ 0.4	$ —	$ 504.2	$ (200.0)	$ (129.6)	$ (443.0)	$ (268.0)
Net loss	—	—	—	—	—	—	—	—	(348.5)	(348.5)
Other comprehensive loss	—	—	—	—	—	—	—	(12.5)	—	(12.5)
Share-based compensation activity	0.2	—	—	—	—	10.4	—	—	—	10.4
Dividends on ordinary shares ($0.04 per share)	—	—	—	—	—	—	—	—	(1.3)	(1.3)
Balance at December 31, 2024	35.4	4.1	—	$ 0.4	$ —	$ 514.6	$ (200.0)	$ (142.1)	$ (792.8)	$ (619.9)
Net loss	—	—	—	—	—	—	—	—	(545.6)	(545.6)
Other comprehensive income	—	—	—	—	—	—	—	61.8	—	61.8
Share-based compensation activity	0.6	—	—	—	—	6.8	—	—	—	6.8
Dividends on ordinary shares ($0.02 per share)	—	—	—	—	—	—	—	—	(0.9)	(0.9)
Balance at December 31, 2025	36.0	4.1	—	$ 0.4	$ —	$ 521.4	$ (200.0)	$ (80.3)	$ (1,339.3)	$ (1,097.8)

The accompanying notes are an integral part of these consolidated financial statements.

TRINSEO PLC

Consolidated Statements of Cash Flows
(In millions)

	Year Ended December 31,					
		2025		2024		2023
Cash flows from operating activities						
Net loss	$	(545.6)	$	(348.5)	$	(701.3)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities						
Depreciation and amortization		291.6		210.2		221.2
Amortization of deferred financing fees and issuance discount		11.1		16.1		11.0
Deferred income tax (benefit)		22.4		(2.7)		41.4
Share-based compensation expense		9.9		14.4		19.5
Earnings of unconsolidated affiliate, net of dividends		15.6		29.6		2.9
Unrealized net (gain) loss on foreign exchange forward contracts		6.2		(9.1)		(6.4)
Unrealized net (gain) loss on commodity economic swap contracts		4.1		(2.8)		14.1
Pension curtailment and settlement (gain) loss		(3.4)		(1.1)		0.4
Loss on extinguishment of long-term debt		0.2		0.6		6.3
Gain on sale of other assets		(4.5)		(7.3)		(25.6)
Impairment charges or write-offs		—		—		349.5
Changes in assets and liabilities						
Accounts receivable		51.7		99.5		106.3
Inventories		46.4		46.4		150.1
Accounts payable and other current liabilities		(1.0)		(22.2)		1.4
Income taxes payable		(0.2)		(7.0)		3.1
Other assets, net		54.0		(40.8)		11.4
Other liabilities, net		(60.9)		10.5		(56.6)
Cash provided by (used in) operating activities		(102.4)		(14.2)		148.7
Cash flows from investing activities						
Capital expenditures		(51.0)		(63.3)		(69.7)
Proceeds from the sale of other assets		10.0		8.2		38.0
Cash used in investing activities		(41.0)		(55.1)		(31.7)
Cash flows from financing activities						
Deferred financing fees		(19.8)		(8.6)		(23.4)
Short-term borrowings, net		(3.4)		(19.3)		(10.5)
Dividends paid		(1.2)		(1.7)		(17.9)
Proceeds from exercise of option awards		—		—		0.1
Withholding taxes paid on restricted share units		(0.7)		—		(2.1)
Acquisition-related contingent consideration payment		—		(0.7)		(1.2)
Net proceeds from issuance of 2028 Refinance Term Loans		115.0		—		1,044.9
Repayments of 2025 Senior Notes		(115.0)		—		—
Repurchases and repayments of long-term debt		(19.4)		(18.3)		(1,055.9)
Proceeds from Accounts Receivable Securitization Facility		145.0		513.2		—
Repayments of Accounts Receivable Securitization Facility		(102.0)		(438.2)		—
Proceeds from Revolving Facility		265.0		—		—
Repayments of Revolving Facility		(190.0)		—		—
Cash provided by (used in) financing activities		73.5		26.4		(66.0)
Effect of exchange rates on cash		7.0		(6.3)		(1.6)
Net change in cash, cash equivalents, and restricted cash		(62.9)		(49.2)		49.4
Cash, cash equivalents, and restricted cash—beginning of period		211.9		261.1		211.7
Cash, cash equivalents, and restricted cash—end of period	$	149.0	$	211.9	$	261.1
Less: Restricted cash		2.3		2.1		2.0
Cash and cash equivalents—end of period	$	146.7	$	209.8	$	259.1
Supplemental disclosure of cash flow information						
Cash paid for income taxes, net of refunds	$	30.2	$	21.1	$	37.8
Cash paid for interest, net of amounts capitalized	$	194.7	$	199.9	$	167.1
Accrual for property, plant and equipment	$	8.4	$	6.7	$	11.3

The accompanying notes are an integral part of these consolidated financial statements.

TRINSEO PLC

Notes to Consolidated Financial Statements
(Dollars in millions, unless otherwise stated)

NOTE 1—ORGANIZATION AND BUSINESS ACTIVITIES

Organization

Trinseo PLC ("Trinseo," and together with its subsidiaries, the "Company") is a public limited company existing under the laws of Ireland. On October 8, 2021, the Company's former publicly-traded parent entity, Trinseo S.A., was merged with and into Trinseo PLC, with Trinseo PLC as the surviving entity. As a result of the merger, all of Trinseo S.A.'s outstanding ordinary shares, excluding treasury shares, were exchanged on a one-for-one basis for newly issued ordinary shares of Trinseo PLC.

Prior to the formation of Trinseo S.A., the Company's business was wholly owned by The Dow Chemical Company (together with its affiliates, "Dow"). In 2010, the Styron business was sold by Dow to investment funds advised or managed by affiliates of Bain Capital Partners, LP (the "Dow Separation"). In 2016, Bain Capital Partners, LP fully divested its ownership in the Company.

Potential Restructuring of Our Indebtedness

We have been reviewing a number of potential alternatives regarding our outstanding indebtedness. These alternatives include refinancings, exchange offers, consent solicitations, the issuance of new indebtedness, amendments to the terms of our existing indebtedness and/or other transactions. We are currently in active discussions with holders of our indebtedness and have engaged outside advisors with respect to these alternatives. Additionally, the Company has appointed two new board members with significant experience in debt restructuring and strategic transactions.

Among these alternatives is a restructuring that would, on a consensual basis, seek to modify the terms of substantially all of our outstanding indebtedness, including through the use of an in-court or out-of-court process. We may offer to exchange the indebtedness under our 2028 Refinance Term Loans, 2028 Term Loan B, or 2029 Refinance Senior Notes for new debt and/or equity securities of our parent and/or subsidiary companies. In conjunction with any such transactions, we may seek consents to amend the documents governing our indebtedness to amend or eliminate certain covenants or collateral provisions. Because the terms of any such transactions will be subject to negotiations with the holders of our indebtedness, they may differ materially from those described above and are, to a large extent, outside of our control. There can be no assurance that we will be able to complete any such transactions, and, as no decision with respect to the terms of any such transactions has been made, we may decide not to pursue any such transactions. If we are unable or elect not to complete any such transactions, or if the Company is unable to obtain additional necessary waivers or amendments and its debt is accelerated, there can be no assurance that the Company would be able to obtain replacement financing or to satisfy its obligations, in which case the Company may pursue a process to restructure its indebtedness through an in-court or out-of-court process. We continue to focus on our initiatives to drive operational performance, maintain safe manufacturing processes, retain talent in our organization and continue our objective to become a specialties materials provider.

These accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates realization of assets and satisfaction of liabilities in the ordinary course of business. As such, they do not include any adjustments to the recoverability and reclassification of recorded amounts that might be necessary should the Company be unable to continue as a going concern. Refer to Note 2 and Note 16 for additional information.

New York Stock Exchange Delisting Notification

On March 2, 2026, we received written notice (the "Notice") from the New York Stock Exchange (the "NYSE") that they determined to commence proceedings to delist the Company's ordinary shares and will file a Form 25 with the SEC to delist the Company's ordinary shares from the NYSE upon completion of applicable procedures. The delisting will be effective 10 days after the filing of the Form 25. As stated in the Notice, the NYSE reached its decision to delist the Company's securities pursuant to Section 802.01B of the NYSE Listed Company Manual because the Company had fallen below the NYSE continued listing standard requiring listed companies to maintain an average market capitalization over a 30-trading day period of at least \$15.0 million. None of the Notice, suspension of trading or delisting from the NYSE is expected to affect the Company's business operations, its relationships with partners or

employees or its current SEC reporting obligations. The Company had previously received written notice from the NYSE on December 12, 2025 that it was no longer in compliance with Section 802.01B of the NYSE Listed Company Manual due to the fact that the Company's average total market capitalization over a consecutive 30 trading-day period was less than $50.0 million and, at the same time, its stockholders' equity was less than $50.0 million, and that it was also not in compliance with Section 802.01C of the NYSE Listed Company Manual because its average closing share price had fallen below $1.00 per share for 30 consecutive trading days.

Business Activities

The Company is a specialty material solutions provider with a focus on partnering with companies to bring ideas to life in an imaginative, smart, and sustainability-focused manner. The Company has competitive market positions in many of the markets in which it competes. The Company's products are incorporated into a wide range of its customers' products throughout the world, including products for automotive applications, consumer electronics, appliances, medical devices, packaging, footwear, carpet, paper and board, building and construction, and wellness applications, among others.

The Company's operations are located in Europe, North America, and Asia Pacific, supplemented by Americas Styrenics, a styrenics joint venture with Chevron Phillips Chemical Company LP. Refer to Note 12 for further information regarding the Company's investment in Americas Styrenics.

The Company has significant manufacturing and production operations around the world, which allow service to its global customer base. As of December 31, 2025, the Company's production facilities included 32 manufacturing plants and one recycling facility at 28 sites across 14 countries, including its joint venture. Additionally, as of December 31, 2025, the Company operated 11 research and development ("R&D") facilities globally, including mini plants, development centers, and pilot coaters.

The Company's Chief Executive Officer, who is the chief operating decision maker, manages the Company's operations under four segments, Engineered Materials, Latex Binders, Polymer Solutions, and Americas Styrenics, as described in Note 23.

NOTE 2—BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements as of December 31, 2025 and 2024 and for each of the three years ended December 31, 2025 are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated financial statements of the Company contain the accounts of all entities that are controlled and variable interest entities ("VIEs") for which the Company is the primary beneficiary. A VIE is defined as a legal entity that has equity investors that do not have sufficient equity at risk for the entity to support its activities without additional subordinated financial support or, as a group, the holders of the equity at risk lack (i) the power to direct the entity's activities or (ii) the obligation to absorb the expected losses or the right to receive the expected residual returns of the entity. A VIE is required to be consolidated by a company if that company is the primary beneficiary. Refer to Note 16 for further discussion of the Company's Accounts Receivable Securitization Facility, which qualifies as a VIE and is consolidated within the Company's financial statements.

All intercompany balances and transactions are eliminated. Joint ventures over which the Company has the ability to exercise significant influence that are not consolidated are accounted for by the equity method. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates in Financial Statement Preparation

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual amounts could differ from these estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents and accounts receivable. The Company uses major financial institutions with high credit ratings to engage in transactions involving cash equivalents. The Company minimizes credit risk in its receivables by selling products to a diversified portfolio of customers in a variety of markets located throughout the world.

The Company performs ongoing evaluations of its customers' credit and generally does not require collateral. The Company maintains an allowance for doubtful accounts for losses resulting from the inability of specific customers to meet their financial obligations, representing its best estimate of probable credit losses in existing trade accounts receivable. A specific reserve for doubtful receivables is recorded against the amount due from these customers. For all other customers, the Company recognizes reserves for doubtful receivables based on historical experience, as well as current and forecasted economic conditions.

Financial Instruments

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, and accrued and other current liabilities, approximate fair value due to their generally short maturities.

The estimated fair values of the Company's current and long term debt are determined using Level 2 inputs within the fair value hierarchy. The carrying amounts of borrowings under the OpCo Super-Priority Revolver and Accounts Receivable Securitization Facility approximate fair value as these borrowings bear interest based on prevailing variable market rates.

At times, the Company manages its exposure to changes in foreign currency exchange rates, where possible, by entering into foreign exchange forward contracts. Additionally, occasionally, the Company manages its exposure to variability in interest payments associated with its variable rate debt by entering into interest rate swap agreements when possible. The Company also manages its exposure to price fluctuations in commodity prices, where possible, by entering into commodity swap agreements. When outstanding, all derivatives, whether designated in hedging relationships or not, are required to be recorded on the consolidated balance sheets at fair value. The fair value of the derivatives is determined from sources independent of the Company, including the financial institutions which are party to the derivative instruments. The fair value of derivatives also considers the credit default risk of the parties involved.

If the derivative is not designated for hedge accounting treatment, changes in the fair value of the underlying instrument and settlements are recognized in earnings. If the derivative is designated as a fair value hedge, changes in the fair value of the derivative and the hedged item are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portion of the change in the fair value of the derivative will be recorded in accumulated other comprehensive income or loss ("AOCI") and will be recognized in the consolidated statements of operations when the hedged item affects earnings or it becomes probable that the forecasted transaction will not occur. If the derivative is designated as a net investment hedge, to the extent it is deemed to be effective, the change in the fair value of the derivative will be recorded within the cumulative translation adjustment account as a component of AOCI and the resulting gains or losses will be recognized in the consolidated statements of operations when the hedged net investment is either sold or substantially liquidated.

As of December 31, 2025, the Company had certain foreign exchange forward contracts outstanding that were not designated for hedge accounting treatment. As of December 31, 2024, the Company had certain foreign exchange forward contracts and commodity swap agreements outstanding that were not designated for hedge accounting treatment, and certain commodity swap agreements outstanding that were designated as cash flow hedges. As of December 31, 2023, the Company had certain foreign exchange forward contracts outstanding that were not designated for hedge accounting treatment and certain foreign exchange forward contracts and interest rate swap agreements that were designated as cash flow hedges.

Forward contracts, interest rate swaps, cross currency swaps, and commodity swaps are entered into with a limited number of counterparties, each of which allows for net settlement of all contracts through a single payment in a single currency in the event of a default on or termination of any one contract. The Company records these derivative instruments on a net basis, by counterparty within the consolidated balance sheets.

The Company presents the cash receipts and payments from hedging activities in the same category as the cash flows from the items subject to hedging relationships. As the items subject to economic hedging relationships are the Company's operating assets and liabilities, the related cash flows are classified within operating activities in the consolidated statements of cash flows.

Refer to Notes 17 and 18 for further information on the Company's derivative instruments and their fair value measurements.

Foreign Currency Translation

For the majority of the Company's subsidiaries, the local currency has been identified as the functional currency. For remaining subsidiaries, the U.S. dollar has been identified as the functional currency due to the significant influence of the U.S. dollar on their operations. Gains and losses resulting from the translation of various functional currencies into U.S. dollars are recorded within the cumulative translation adjustment account as a component of AOCI in the consolidated balance sheets. The Company translates asset and liability balances at exchange rates in effect at the end of the period and income and expense transactions at the average exchange rates in effect during the period. Gains and losses resulting from foreign currency transactions are recorded within "Other expense (income), net" in the consolidated statements of operations.

For the years ended December 31, 2025, 2024, and 2023, the Company recognized net foreign exchange transaction gains (losses) of $27.6 million, $(19.5) million, and $16.7 million, respectively. These amounts exclude the impacts of foreign exchange forward contracts discussed above.

Environmental Matters

Accruals for environmental matters are recorded when it is considered probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law and existing technologies. These accruals are adjusted periodically as assessment and remediation efforts progress, or as additional technical or legal information become available. Accruals for environmental liabilities are recorded within "Other noncurrent obligations" in the consolidated balance sheets at undiscounted amounts. As of December 31, 2025 and 2024, there was $2.0 million and $1.3 million, respectively, of accrued obligations for environmental remediation or restoration costs, which were recorded at fair value within the opening balance sheets of the 2021 acquisitions of the polymethyl methacrylates ("PMMA") and activated methyl methacrylates ("MMA") businesses (together, the "PMMA business") from Arkema S.A. (the "PMMA Acquisition"), and of Aristech Surfaces LLC, a manufacturer and global provider of PMMA continuous cast and solid surface sheets (the "Aristech Surfaces Acquisition"). Refer to Note 19 for further information on the environmental liabilities related to the PMMA Acquisition and the Aristech Surfaces Acquisition during 2021.

Any costs related to environmental contamination treatment and clean-ups are charged to expense.

Asset Retirement Obligations

The Company recognizes asset retirement obligations in the period in which the liability becomes probable and reasonably estimable. Recognized asset retirement obligations are initially recorded at fair value using discounted estimated cash flows and are adjusted to their present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived asset and depreciated over the asset's useful life. Refer to Note 19 for further information on the Company's recognized asset retirement obligations, which are related to an obligation to remove certain manufacturing facilities the Company has built on leased land at the end of the contract term.

The Company has identified but not recognized asset retirement obligations related to certain of its manufacturing sites. Legal obligations for these demolition and decommissioning activities, inclusive of environmental costs, exist in connection with the retirement of these assets upon closure of the facilities. The Company plans to continue operations at these facilities indefinitely, and therefore, a reasonable estimate of fair value cannot be determined due to the indeterminate settlement date of the obligations. In the event the Company considers plans to cease operations at these sites, an asset retirement obligation will be reassessed at that time. Settlements of the unrecognized asset retirement obligations are not expected to have a material adverse effect on our financial condition, results of operations or cash flows.

Cash and Cash Equivalents

Cash and cash equivalents generally include time deposits or highly liquid investments with original maturities of three months or less and no material liquidity fee or redemption gate restrictions.

Inventories

Inventories are stated at the lower of cost or net realizable value ("NRV"), with cost being determined on the first-in, first-out ("FIFO") method. NRV is calculated as the estimated selling price less reasonably predictable costs of completion, disposal, and transportation. The Company periodically reviews its inventory for excess or obsolete inventory and will write-down the excess or obsolete inventory value to its NRV, if applicable.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation and impairment, if applicable, and are depreciated over their estimated useful lives using the straight-line method.

Expenditures for maintenance and repairs are recorded in the consolidated statements of operations as incurred. Expenditures that significantly increase asset value, extend useful asset lives or adapt property to a new or different use are capitalized. These expenditures include planned major maintenance activities, or turnaround activities, that increase the output of manufacturing facilities or improve production efficiency as compared to pre-turnaround operations. As of December 31, 2025 and 2024, $16.4 million and $14.7 million, respectively, of the Company's net costs related to turnaround activities were capitalized within "Deferred charges and other assets" in the consolidated balance sheets, and are being amortized over the period until the next scheduled turnaround.

The Company periodically evaluates actual experience to determine whether events and circumstances have occurred that may warrant revision of the estimated useful lives of property, plant and equipment. Engineering and other costs directly related to the construction of property, plant and equipment are capitalized as construction in progress until construction is complete and such property, plant and equipment is ready and available to perform its specifically assigned function. The Company also capitalizes interest as a component of the cost of capital assets constructed for its own use. Upon retirement or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds, is charged or credited to income.

Impairment and Disposal of Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value based on a discounted cash flow analysis utilizing market participant assumptions. Refer to Notes 14 and 18 for further information on the Company's impairment charges recorded for the years ended December 31, 2025, 2024 and 2023.

Long-lived assets to be disposed of by sale are classified as held-for-sale and are reported at the lower of carrying amount or fair value less cost to sell, and depreciation is ceased. Long-lived assets to be disposed of in a manner other than by sale are classified as held-and-used until they are disposed. As of December 31, 2025 and 2024, the Company had no material assets classified as held-for-sale.

Goodwill and Other Intangible Assets

The Company records goodwill when the purchase price of a business acquisition exceeds the estimated fair value of net identified tangible and intangible assets acquired. Goodwill is tested for impairment at the reporting unit level annually, or more frequently when events or changes in circumstances indicate that the fair value of a reporting unit has more likely than not declined below its carrying value. When supportable, the Company employs the qualitative assessment of goodwill impairment prescribed by Accounting Standards Codification ("ASC") 350. Otherwise, the Company primarily utilizes an income approach (under the discounted cash flow method) to calculate the fair value of its reporting units as it is most representative of the value that would be received from a market participant. The annual impairment assessment is completed using a measurement date of October 1. Key assumptions and estimates used in the goodwill impairment testing include projections of revenues and EBITDA, the estimated weighted average cost of capital ("WACC"), and a projected long-term growth rate, all of which are based on data available at the time of the testing. The WACC is calculated incorporating weighted average returns on debt and equity from similar market participants, and therefore, changes in the market which are beyond control of the Company may have an impact on future calculations of estimated fair value. The Company recorded a non-cash goodwill impairment loss of $349.0 million for the year ended December 31, 2023, related to the Engineered Materials segment. Refer to Note 14 for further information.

Finite-lived intangible assets, such as developed technology, customer relationships, tradenames, and computer software for internal use are amortized on a straight-line basis over their estimated useful life and are reviewed for impairment or obsolescence if events or changes in circumstances indicate that their carrying amount may not be recoverable. If impaired, intangible assets are written down to fair value based on discounted cash flows.

Acquired developed technology, customer relationships, and tradenames are recorded at fair value upon acquisition and are amortized using the straight-line method over the estimated useful life. The Company determines amortization periods for these assets based on its assessment of various factors impacting estimated useful lives and timing and extent of estimated cash flows of the acquired assets. This includes estimates of expected period of future economic benefit, customer retention rates, and competitive advantage related to existing processes and procedures at the date of acquisition. Significant changes to any of these factors may result in a reduction in the useful life of these assets.

Leases

The Company accounts for its lease arrangements in accordance with ASC 842. The Company has leases for certain of its plant and warehouse sites, office spaces, rail cars, storage facilities, and equipment. The Company determines if an arrangement includes a lease at inception of the contract. Operating lease right-of-use ("ROU") assets and lease liabilities are recognized at the lease commencement date based on the present value of the future minimum lease payments over the lease term. The lease term represents the non-cancelable period of the lease, including any lessee options to renew, extend, or terminate which are considered to be reasonably certain of exercise. As the interest rate implicit in the Company's lease contract is typically not readily available, the Company uses its incremental borrowing rate based on relevant information available at the lease commencement date to determine the weighted average discount rate used to calculate the net present value of lease payments. The Company recognizes lease expense for fixed lease payments on operating leases on a straight-line basis over the lease term, while variable lease payments are recognized as incurred. For leases across all asset classes in which the Company is a lessee, the Company does not separate non-lease components from lease components. Refer to Note 20 for further information on the Company's leases.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates in which the Company has the ability to exercise significant influence (generally, 20% to 50%-owned companies) are accounted for using the equity method. Investments are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. An impairment loss is recorded whenever a decline in fair value of an investment in an unconsolidated affiliate below its carrying amount is determined to be other-than-temporary.

The Company uses the cumulative earnings approach for presenting distributions received from equity method investees in the consolidated statements of cash flows.

Deferred Financing Fees

Capitalized fees and costs incurred in connection with the Company's recognized debt liabilities are presented in the consolidated balance sheets as a direct reduction from the carrying value of those debt liabilities, consistent with debt discounts. Deferred financing fees related to the Company's revolving debt facilities are included within "Deferred charges and other assets" in the consolidated balance sheets.

Deferred financing fees on the Company's term loan and senior note financing arrangements are amortized using the effective interest method over the term of the respective agreement. Deferred financing fees on the Company's revolving facilities and the Accounts Receivable Securitization Facility are amortized using the straight-line method over the term of the respective facility. Amortization of deferred financing fees is recorded in "Interest expense, net" within the consolidated statements of operations.

Restricted Cash and Cash Equivalents

Restrictions on the Company's cash and cash equivalents are included within "Other current assets" in the consolidated balance sheets. As of December 31, 2025 and 2024, the Company had $2.3 million and $2.1 million recorded, respectively, as restricted cash and cash equivalents.

Net Sales

For all material contracts with customers, net sales are recognized and control is transferred at a point in time when the Company satisfies the performance obligations according to the terms of the contract, and when title and the risk of loss is passed to the customer. Title and risk of loss varies by region and customer and is determined based upon the purchase order received from the customer and the applicable contractual terms or jurisdictional standards. The Company receives cash equal to the invoice price for most product sales, subject to cash sales incentives with certain customers, with payment terms generally ranging from 10 to 90 days (with an approximate weighted average of 50 days as of December 31, 2025), also varying by segment and region.

Certain of the Company's contracts with customers contain multiple performance obligations, most commonly due to the sale of multiple distinct products. The transaction price within these contracts is allocated between these separate and distinct products based on their stand-alone selling prices, as defined within the contract. The Company's products are typically sold at observable stand-alone sales values, which are used to determine the estimated stand-alone selling price. The stand-alone selling prices of the Company's products are generally based, in part, on the current or forecasted costs of key raw materials but are often subject to a predetermined lag period for the pass through of these costs. As such, contracts with customers typically include provisions that allow for the changes in stand-alone selling prices to reflect the pass through of changes in raw material costs, often using pricing formulas that utilize commodity indices.

In cases where the Company's transaction price is considered variable at the point of revenue recognition, the 'most likely amount' method is used to estimate the effect of any related uncertainty. In formulating this estimate, the Company considers all historical, current, and forecasted information that is reasonably available to identify a reasonable number of possible consideration amounts. Once the transaction price, including impacts of variable consideration, is estimated, revenue is recognized only to the extent that it is probable that a subsequent change in the estimate would not result in a significant revenue reversal. Furthermore, if the Company is not able to rely on observable stand-alone selling prices, the 'expected cost plus a margin approach' is utilized to estimate the stand-alone selling price of each performance obligation, primarily utilizing historical experience. During the year ended December 31, 2025, the impact of recognizing changes in selling prices related to prior periods was immaterial.

Standard terms of delivery are included in contracts of sale, order confirmation documents, and invoices. Sales and other taxes that the Company collects concurrent with sales-producing activities are excluded from "Net sales" and included as a component of "Cost of sales" in the consolidated statements of operations. Additionally, freight and any directly related costs of transporting finished products to customers are accounted for as fulfillment costs and are also included within "Cost of sales."

The amount of net sales recognized varies with changes in returns, rebates, cash sales incentives, and other allowances offered to customers based on the Company's experience. For arrangements where the period between customer payment and transfer of goods/services is determined to be one year or less at contract inception, the Company applies the practical expedient exception available under ASC 606 and does not adjust the promised amount of consideration under the contract for the effects of a significant financing component. Additionally, the Company's incremental costs of obtaining contracts are expensed as incurred if the amortization period of the assets that the Company otherwise would have recognized is one year or less, and are included within "Selling, general and administrative expenses" in the consolidated statements of operations, pursuant to the practical expedient in ASC 606.

Cost of Sales

The Company classifies the costs of manufacturing and distributing its products as cost of sales. Manufacturing costs include raw materials, utilities, packaging, employee salary and benefits, and fixed manufacturing costs associated with production. Fixed manufacturing costs include such items as plant site operating costs and overhead, production planning, depreciation and amortization, repairs and maintenance, environmental, and engineering costs. Distribution costs include shipping and handling costs. Freight and any directly related costs of transporting finished products to customers are also included within cost of sales. As discussed above, inventory costs are recorded within cost of sales utilizing the FIFO method.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are generally charged to expense as incurred. SG&A expenses are the cost of services performed by the marketing and sales functions (including sales managers, field sellers, marketing research, marketing communications and promotion and advertising materials) and by administrative functions (including product management, R&D, business management, customer invoicing, human resources, information technology, legal and finance services, such as accounting and tax). Salary and benefit costs, including share-based compensation, for these sales personnel and administrative staff are included within SG&A expenses. R&D expenses include the cost of services performed by the R&D function, including technical service and development, process research including pilot plant operations, and product development. The Company also includes restructuring charges within SG&A expenses.

Total R&D costs included in SG&A expenses were $63.6 million, $63.5 million, and $57.6 million for the years ended December 31, 2025, 2024, and 2023, respectively.

The Company expenses promotional and advertising costs as incurred to SG&A expenses. Total promotional and advertising expenses were $1.0 million, $0.9 million, and $1.3 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Restructuring charges included within SG&A expenses were $140.3 million, $67.2 million, and $39.4 million for the years ended December 31, 2025, 2024, and 2023, respectively. Refer to Note 6 for further information.

Pension and Postretirement Benefits Plans

The Company has various defined benefit plans, under which participants earn a retirement benefit based upon a formula set forth in the plan. The Company also provides certain health care and life insurance benefits to retired employees in the United States. The U.S.-based plans provide health care benefits, including hospital, physicians' services, drug and major medical expense coverage, and life insurance benefits.

Accounting for defined benefit pension plans and other postretirement benefit plans, and any curtailments and settlements thereof, requires various assumptions, including, but not limited to, discount rates, expected rates of return on plan assets, and future compensation growth rates. The Company evaluates these assumptions at least once each year, or as facts and circumstances dictate, and makes changes as conditions warrant.

A settlement is a transaction that is an irrevocable action that relieves the employer (or the plan) of primary responsibility for a pension or postretirement benefit obligation, and that eliminates significant risks related to the obligation and the assets used to effect the settlement. When a settlement occurs, the Company does not record settlement gains or losses during interim periods when the cost of all settlements in a year is less than or equal to the sum of the service cost and interest cost components of net periodic benefit cost for the plan in that year.

Income Taxes

The provision for income taxes is determined using the asset and liability approach of accounting for income taxes. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The Company is, or has been, subject to income taxes in Ireland, the United States and numerous other foreign jurisdictions, and is subject to income tax audits within these jurisdictions. The provision for income taxes represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from differences between the financial and tax basis of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. For each tax jurisdiction in which the Company operates, deferred tax assets and liabilities are offset against one another and are presented as a single noncurrent amount within the consolidated balance sheets.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized. Provision is made for income taxes on unremitted earnings of subsidiaries and affiliates unless such earnings are deemed to be indefinitely invested.

The Company recognizes the financial statement effects of uncertain income tax positions when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The Company accrues for other tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated. Interest accrued related to unrecognized tax and income tax related penalties are included in the provision for income taxes. The current portion of uncertain income taxes positions is recorded in "Income taxes payable," while the long-term portion is recorded in "Other noncurrent obligations" in the consolidated balance sheets.

Share-based Compensation

Refer to Note 22 for detailed discussion regarding the Company's share-based compensation award programs. In connection with the Company's initial public offering ("IPO"), the Company's board of directors approved the 2014 Omnibus Plan. Since that time, certain equity grants have been awarded, comprised of restricted share units ("RSUs"), options to purchase shares ("option awards"), and performance share units ("PSUs"). Share-based compensation expense recognized in the consolidated financial statements is based on awards that are expected to vest as of their date of grant. The Company's policy election is to recognize forfeitures as incurred.

Compensation costs for the RSUs are measured at the grant date based on the fair value of the award and are recognized ratably as expense over the applicable vesting term. The fair value of RSUs is equal to the fair market value of the Company's ordinary shares based on the closing price on the date of grant. Dividend equivalents accumulate on RSUs during the vesting period, are payable in cash, and do not accrue interest. Award holders have no right to receive the dividend equivalents unless and until the associated RSUs vest.

Compensation costs for the option awards are measured at the grant date based on the fair value of the award and are recognized as expense over the appropriate service period utilizing graded vesting. The fair value for option awards is computed using the Black-Scholes pricing model, which uses inputs and assumptions determined as of the date of grant.

Compensation costs for the PSUs are measured at the grant date based on the fair value of the award, which is computed using a Monte Carlo valuation model, and are recognized ratably as expense over the applicable vesting term. Dividend equivalents accumulate on PSUs during the vesting period, are payable in cash, and do not accrue interest. Award holders have no right to receive the dividend equivalents unless and until the associated PSUs vest.

Treasury Shares

When authorized, the Company may repurchase its ordinary shares at prevailing market rates. Share repurchases are recorded at cost in "Treasury shares" within shareholders' equity in the consolidated balance sheets.

Deferred Ordinary Shares

The Company has 0.025 million deferred ordinary shares of €1.00 each at par, which are issued and outstanding as of December 31, 2025 and 2024. The deferred ordinary shares are held by nominees in order to meet the Irish statutory minimum capital requirements of an Irish public limited company. The deferred ordinary shares carry no voting rights, are not entitled to receive any dividend or distribution, and do not dilute the economic ownership of Trinseo PLC shareholders.

Going Concern

In accordance with Accounting Standards Codification ("ASC") 205-40, Going Concern, the Company evaluated whether conditions and events raise substantial doubt about its ability to continue as a going concern within one year after the issuance of these consolidated financial statements.

The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2025, the Company had liquidity of $334.2 million and an accumulated deficit of $1,339.3 million and used cash in operations of $102.4 million during the year ended December 31, 2025. The Company expects continued operating losses and significant cash outflows from operating activities in the near term. Current macroeconomic and geopolitical conditions, including inflation, conflicts (such as the Russia-Ukraine war and military conflict in Iran), have created, and continue to create, significant uncertainty in operations, and weaker demand in many of our end markets, which have had, and are expected to continue to have, a material adverse effect on the Company's financial performance and liquidity forecasts.

The Company's debt agreements include financial covenants, including a minimum liquidity requirement of $100.0 million under the 2028 Refinance Credit Agreement and additional liquidity-related covenants under the OpCo Super-Priority Revolver. Although the Company was in compliance with these covenants as of December 31, 2025, based on current forecasts, available borrowing capacity, and expected operating conditions, the Company believes it is unlikely to remain in compliance with these covenants for at least the twelve months following issuance of these financial statements. Failure to meet these covenant requirements in the future would cause the Company to be in default and could cause the maturity of the related debt to be accelerated and become immediately payable absent obtaining waivers from its lenders or negotiating amendments to avoid acceleration of its indebtedness. There can be no assurance that any such waivers or amendments would be available on acceptable terms or at all.

Significant debt maturities occur in 2028, including the 2028 Refinance Term Loans, the 2028 Term Loan B, the A/R Facility, and the OpCo Super-Priority Revolver. The Company is evaluating strategic and financial alternatives to address its capital structure and has engaged financial and legal advisors to support these efforts in discussions with our lenders. However, the outcome and timing of these actions are uncertain.

As a result of these factors, the Company has concluded that substantial doubt exists about its ability to continue as a going concern within one year after the date of issuance of these consolidated financial statements.

Recent Accounting Guidance

Income Statement Reporting (Topic 220): Disaggregation of Expenses

In November 2024, the FASB issued Accounting Standards Update ("ASU") 2024-03, "Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," which is intended to improve disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. Such information should allow investors to better understand an entity's performance, assess future cash flows, and compare performance over time and with other entities. The amendments will require public business entities to disclose in the notes to the financial statements, at each interim and annual reporting period, specific information about certain costs and expenses, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each expense caption presented on the face of the income statement, and the total amount of an entity's selling expenses. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, and may be applied either prospectively or retrospectively. Early adoption is permitted. We are currently evaluating the impact of adopting this guidance on the financial statement disclosures.

Income Taxes (Topic 740): Improvements to Income Tax Disclosures

In the fourth quarter of 2025, the Company retrospectively adopted the annual disclosure requirements of ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." ASU No. 2023-09 requires a public business entity (PBE) to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. The ASU also removes certain disclosures that are no longer considered cost beneficial. See Note 8 for applicable income tax-related disclosures required by this guidance.

Financial Instruments (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets

In July 2025, the FASB issued ASU 2025-05, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets," which is intended to address the application of Topic 326 to current accounts receivable and current contract assets arising from transactions accounted for under Topic 606, Revenue from Contracts with Customers. The amendments provide a practical expedient permitting entities, when estimating expected credit losses for those balances, to assume that current conditions at the balance sheet date do not change over the remaining life of the asset. The ASU is effective for fiscal periods beginning after December 15, 2025, including interim periods within those years, with early adoption permitted. We are currently evaluating the impact of adopting this guidance on the consolidated financial statements.

Business Combinations (Topic 805): Improvements for Internal-Use Software

In September 2025, the FASB issued ASU 2025-06 "Intangibles Goodwill and Other Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software," which removes prescriptive development stages and establishes a probable-to-complete recognition threshold under which capitalization of software development costs begins when management has authorized and committed to funding the project and it is probable the project will be completed and used as intended. The ASU is effective for fiscal periods beginning after December 15, 2027, including interim periods within those years, with early adoption permitted. We are currently evaluating the impact of adopting this guidance on the consolidated financial statements.

Government Grants (Topic 832): Accounting for Government Grants

In December 2025, the FASB issued ASU 2025-10 "Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities," which establishes authoritative guidance on the accounting for government grants, including grants related to an asset and grants related to income. The amendments, largely aligned with International Accounting Standards 20, IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, require that a government grant not be recognized until it is probable the company will comply with the conditions attached to the grant and that the grant will be received. The amendments further codify specific recognition approaches for asset-related grants and for income-related grants, with presentation as income or deducted from the related expense. The ASU is effective for fiscal periods beginning after December 15, 2028, including interim periods within those years, with early adoption permitted. We are currently evaluating the impact of adopting this guidance on the consolidated financial statements.

NOTE 3—RELATED PARTY TRANSACTIONS

The Company did not have any significant related party transactions during the years ended December 31, 2025, 2024, and 2023.

NOTE 4—DIVESTITURES

On December 1, 2021, the Company completed the divestiture of its Rubber Business to Synthos S.A. and certain of its subsidiaries (together, "Synthos") for a purchase price of $402.4 million, which reflected reductions of approximately $41.6 million for the assumption of pension liabilities by Synthos and $47.0 million for net working capital (excluding inventory) retained by the Company. The sale resulted in the recognition of and after-tax gain of $117.8 million. At closing, the Company and Synthos executed a long-term supply agreement, in which Trinseo supplied Synthos certain raw materials subsequent to the sale until the agreement expired in April 2024. For the years ended December 31, 2024 and 2023, the Company recorded $17.6 million and $48.0 million, respectively, in net sales and $13.8 million and $51.7 million, respectively, in cost of sales related to the supply agreement.

NOTE 5—NET SALES

The following table provides disclosure of net sales to external customers by primary geographical market (based on the location where the sales originated), by segment for the years ended December 31, 2025, 2024, and 2023.

Year Ended	Engineered Materials		Latex Binders		Polymer Solutions		Total	
December 31, 2025								
United States	$	482.5	$	279.0	$	141.0	$	902.5
Europe		371.8		323.9		682.6		1,378.3
Asia-Pacific		148.0		178.8		251.6		578.4
Rest of World		81.8		6.2		27.7		115.7
Total	$	1,084.1	$	787.9	$	1,102.9	$	2,974.9
December 31, 2024								
United States	$	528.7	$	297.6	$	172.8	$	999.1
Europe		419.2		408.8		853.2		1,681.2
Asia-Pacific		143.0		241.7		327.0		711.7
Rest of World		86.0		6.2		29.0		121.2
Total	$	1,176.9	$	954.3	$	1,382.0	$	3,513.2
December 31, 2023								
United States	$	522.5	$	262.7	$	145.8	$	931.0
Europe		423.7		449.1		1,056.7		1,929.5
Asia-Pacific		123.4		224.6		340.4		688.4
Rest of World		87.3		6.5		32.7		126.5
Total	$	1,156.9	$	942.9	$	1,575.6	$	3,675.4

NOTE 6—RESTRUCTURING ACTIVITIES

2025 Restructuring Plan

On October 2, 2025, the Company approved a restructuring plan to permanently close its methyl methacrylate production operations in Rho, Italy and its acetone cyanohydrin production operations in Porto Marghera, Italy (the "MMA Restructuring Plan"). The MMA Restructuring Plan is intended to streamline the company's MMA production network and exit underperforming assets.

On December 5, 2025, the Company approved a restructuring plan to permanently close its polystyrene production operations in Schkopau, Germany with consolidation of remaining PS operations in Tessenderlo, Belgium.

The Company recorded net pre-tax restructuring charges of $130.1 million inception-to-date under the 2025 Restructuring Plan, consisting of $10.9 million of severance and related benefit costs, $97.6 million of asset related charges, and $21.6 million of contract terminations. Asset-related charges include decommissioning and other charges of $10.9 million, $32.6 million related to accelerated depreciation for the asset retirement costs at Porto Marghera and Schkopau, and $54.1 million in accelerated depreciation charges of plant, property and equipment primarily associated with the exit of the Company's plants in Rho, Italy, Porto Marghera, Italy and Schkopau, Germany.

The Company expects to incur incremental contract termination charges of $4.0 million to $7.0 million and asset related charges of $5.2 million within the Engineered Materials segment, which include $3.4 million of accretion expense and $1.8 million of decommissioning and demolition charges, and asset related charges of $1.1 million within the Polymer Solutions segment, all of which are related to accretion expense. Decommissioning and demolition charges related to the Engineered Materials segment are expected to be paid in Q1 2026, and all other asset related charges related to the Engineered Materials and Polymer Solutions segment are expected to be paid by the end of 2028.

The following table summarizes the charges by segment related to the 2025 Restructuring Plan:

2025 Restructuring Plan Charges by Segment	Year Ended December 31, 2025
Engineered Materials	$ 102.6
Polymer Solutions	27.5
Total	$ 130.1

The following table is a summary of charges incurred related to the 2025 Restructuring Plan:

2025 Restructuring Plan Charges	Year Ended December 31, 2025
Severance and related benefit costs	$ 10.9
Asset related charges	97.6
Contract terminations	21.6
Total	$ 130.1

At December 31, 2025, total liabilities related to the 2025 Restructuring Plan were $11.1 million for severance and related benefit costs, were included within "Accrued and other current liabilities" in the consolidated balance sheets.

The following table summarizes the activities related to the 2025 Restructuring Plan:

2025 Restructuring Plan	Severance and Related Benefit Cost	Asset Related Charges [1]	Contract Terminations	Total
Reserve balance at December 31, 2024	$ —	$ —	$ —	$ —
Restructuring charges (credits)	10.9	64.3	21.6	96.8
Currency remeasurement	0.2	—	0.3	0.5
Asset write-offs	—	(64.3)	—	(64.3)
Reserve balance at December 31, 2025	$ 11.1	$ —	$ 21.9	$ 33.0

(1) Does not include $32.6 million of accelerated depreciation expense and $0.7 million of accretion expense incurred during the year ended December 31, 2025 related to the asset retirement obligation at Schkopau and Porto Marghera. Refer to Note 19 for further information on the asset retirement obligation activity at Schkopau and Porto Marghera.

2024 Restructuring Plan and Stade Shutdown

On September 26, 2024, the Company approved a restructuring plan ("2024 Restructuring Plan") designed to reduce costs by streamlining commercial and operational activities and to further improve profitability and better position the Company for longer term growth and cash flow generation. The 2024 Restructuring Plan includes: (i) combining the management of Engineered Materials, Plastics Solutions and Polystyrene businesses, (ii) a reduction in workforce of supporting functions, and (iii) the exit of virgin polycarbonate production at its Stade, Germany production facility. On November 13, 2024, the Company exited its Stade, Germany polycarbonate plant ("Stade Shutdown").

The Company recorded net pre-tax restructuring charges of $62.3 million inception-to-date under the 2024 Restructuring Plan and Stade Shutdown, consisting of $22.7 million of severance and related benefit costs, $28.7 million of asset related charges, and $10.9 million of contract terminations. Asset related charges include $19.9 million related to the accelerated depreciation for the asset retirement cost at Stade, Germany, $5.6 million in accelerated depreciation charges of plant, property and equipment associated with the exit of the Company's Stade, Germany plant and other charges of $3.2 million.

The Company expects to incur incremental contract terminations of $15.0 million to $17.0 million and asset related charges of $1.1 million within the Polymer Solutions segment. The majority of charges related to the 2024 Restructuring Plan and Stade Shutdown are expected to be paid by the end of 2027.

The following table summarizes the charges incurred by segment related to the 2024 Restructuring Plan and Stade Shutdown:

2024 Restructuring Plan and Stade Shutdown Charges (Credits) by Segment	Year Ended December 31,			
	2025		2024	
Engineered Materials	$	(0.8)	$	2.0
Latex Binders		(0.2)		1.2
Polymer Solutions		11.7		44.4
Corporate [(1)]		(0.4)		4.4
Total	$	10.3	$	52.0

(1) The charges related to this restructuring plan that were not allocated to a specific segment were included within corporate as unallocated charges.

The following table is a summary of charges (credits) incurred related to the 2024 Restructuring Plan and Stade Shutdown:

2024 Restructuring Plan and Stade Shutdown Charges (Credits)	Year Ended December 31,			
	2025		2024	
Severance and related benefit costs	$	(1.9)	$	24.6
Asset related charges (credits)		2.2		26.5
Contract terminations		10.0		0.9
Total	$	10.3	$	52.0

At December 31, 2025 and 2024, total liabilities related to the 2024 Restructuring Plan and Stade Shutdown were $14.2 million and $20.9 million, respectively for severance and related benefit costs, were included within "Accrued and other current liabilities" in the consolidated balance sheets.

The following table summarizes the activities related to the 2024 Restructuring Plan and Stade Shutdown:

2024 Restructuring Plan and Stade Shutdown	Severance and Related Benefit Cost		Asset Related Charges [(2)]		Contract Terminations		Total	
Reserve balance at December 31, 2024	$	20.9	$	—	$	0.9	$	21.8
Restructuring charges		(1.9)		0.4		10.0		8.5
Payments [(1)]		(4.8)		—		(10.9)		(15.7)
Asset write-offs		—		(0.4)		—		(0.4)
Reserve balance at December 31, 2025	$	14.2	$	—	$	—	$	14.2

(1) Includes primarily payments made against the existing accrual, as well as immaterial impacts of foreign currency remeasurement.

(2) Does not include $1.8 million of accretion expense incurred during the year ended December 31, 2025 related to the asset retirement obligation at Stade, Germany. Refer to Note 19 for further information on the asset retirement obligation activity at Stade, Germany.

2023 Asset Optimization and Corporate Restructuring

On August 23, 2023, the Company announced a restructuring plan ("Asset Optimization and Corporate Restructuring plan") to optimize its PMMA sheet network, primarily in Europe, consolidate manufacturing operations and certain other workforce reductions to streamline its general & administrative network. The Asset Optimization and Corporate Restructuring plan included (i) closure of manufacturing operations at the Company's PMMA cast sheets plant in Bronderslev, Denmark, (ii) closure of manufacturing operations at the Company's batch polyester tray casting plant in Belen, New Mexico, and (iii) closure of its PMMA extruded sheet production line at its Rho, Italy plant. On October 26, 2023, the Company approved additional actions to discontinue styrene production at the Company's Terneuzen, the Netherlands plant, decommission the styrene plant assets, as well as related workforce reductions.

The Company recorded net pre-tax restructuring charges of $84.5 million inception-to-date under the Asset Optimization and Corporate Restructuring plan, consisting of $17.4 million of severance and related benefit costs, $58.0 million of asset related charges, and $9.2 million of contract terminations costs. Asset-related charges include $32.6 million of accelerated depreciation charges of plant, property and equipment, and decommissioning and other charges of $25.4 million associated with the plant and production closures. The Company expects to incur an incremental $0.6 million of asset related charges through the end of 2026. The majority of the employee termination benefit charges are expected to be paid by the end of 2026.

The following table summarizes the charges incurred by segment related to the Asset Optimization and Corporate Restructuring plan:

2023 Asset Optimization and Corporate Restructuring Plan Charges (Credits) by Segment	Year Ended December 31,		
	2025	2024	2023
Engineered Materials	$ 0.1	$ 1.6	$ 13.1
Polymer Solutions	10.4	16.3	32.5
Corporate [(1)]	0.1	1.7	8.8
Total	$ 10.6	$ 19.6	$ 54.4

(1) The charges related to this restructuring plan that were not allocated to a specific segment were included within corporate as unallocated charges.

The following table is a summary of charges (credits) incurred related to the Asset Optimization and Corporate Restructuring plan:

2023 Asset Optimization and Corporate Restructuring Plan Charges (Credits)	Year Ended December 31,		
	2025	2024	2023
Severance and related benefit costs	$ 1.1	$ 0.9	$ 15.3
Asset related charges (credits)	9.5	12.0	36.6
Contract terminations	—	6.7	2.5
Total	$ 10.6	$ 19.6	$ 54.4

At December 31, 2025 and 2024, total liabilities related to the Asset Optimization and Corporate Restructuring were $1.1 million and $4.7 million, respectively for severance and related benefit costs, were included within "Accrued and other current liabilities" in the consolidated balance sheets.

The following table summarizes the activities related to the Asset Optimization and Corporate Restructuring plan:

2023 Asset Optimization and Corporate Restructuring Plan	Severance and Related Benefit Cost	Asset Related Charges	Contract Terminations	Total
Reserve balance at December 31, 2024	$ 4.7	$ —	$ —	$ 4.7
Restructuring charges	1.1	9.5	—	10.6
Payments [(1)]	(4.7)	(7.3)	—	(12.0)
Asset write-offs	—	(2.2)	—	(2.2)
Reserve balance at December 31, 2025	$ 1.1	$ —	$ —	$ 1.1

(1) Includes primarily payments made against the existing accrual, as well as immaterial impacts of foreign currency remeasurement.

2022 Asset Restructuring Plan

In December 2022, the Company announced a restructuring plan designed to reduce costs, improve profitability, reduce exposure to cyclical markets and elevated natural gas prices, and address market overcapacity ("Asset Restructuring Plan"). The Asset Restructuring Plan encompassed closure of certain underperforming or uncompetitive plants and product lines, including (i) closure of manufacturing operations at the styrene production facility in Boehlen,

Germany, (ii) closure of one of its production lines at the Stade, Germany polycarbonate plant, and (iii) closure of the PMMA sheet manufacturing site in Matamoros, Mexico.

The Company recorded net pre-tax restructuring charges of $54.7 million inception-to-date under the Asset Restructuring Plan, consisting of $8.6 million of severance and related benefit costs, $33.2 million of asset related charges, and $12.9 million of contract terminations costs. Asset-related charges include $17.1 million related to the accelerated depreciation for the asset retirement cost at Boehlen, Germany, $7.7 million in accelerated depreciation charges of plant, property and equipment and decommissioning and other charges of $8.4 million.

Substantive production at the Boehlen facility and the one production line at the Stade facility ceased in 2022, and decommissioning activities began in December 2022. In April 2023, the Company entered into an agreement to sell its land, buildings and equipment in Matamoros, Mexico for a cash consideration of approximately $19.0 million, which was received in May 2023 when the transaction closed. The Company recorded a pre-tax gain on sale of $14.4 million during the year ended December 31, 2023, which was recorded within "Selling, general and administrative expenses" in the consolidated statements of operations.

The Company expects to incur an incremental $3.6 million of contract termination charges within the Polymer Solutions segment.

The following table summarizes the charges incurred by segment related to the Asset Restructuring Plan:

			Year Ended December 31,			
2022 Asset Restructuring Plan Charges (Credits) by Segment		2025		2024		2023
Engineered Materials	$	(0.3)	$	—	$	1.1
Polymer Solutions		(7.7)		2.4		2.4
Total	$	(8.0)	$	2.4	$	3.5

The following table is a summary of charges incurred related to the Asset Restructuring Plan:

			Year Ended December 31,			
2022 Asset Restructuring Plan Charges (Credits)		2025		2024		2023
Severance and related benefit costs	$	(0.3)	$	(0.5)	$	(0.3)
Asset related charges (credits) [1]		(10.2)		0.8		(4.1)
Contract terminations		2.5		2.1		7.9
Total	$	(8.0)	$	2.4	$	3.5

(1) Asset related charges (credits) include activities related to an asset retirement obligation at Boehlen, Germany. For the year ended December 31, 2025, the company recorded $(10.3) million related to a change in estimate and $0.1 million of accretion expense.

At December 31, 2025 and 2024, total liabilities related to the Asset Restructuring Plan were $0.5 million and $1.2 million, respectively for severance and related benefit costs, were included within "Accrued and other current liabilities" in the consolidated balance sheets.

The following table summarizes the activities related to the Asset Restructuring Plan:

2022 Restructuring Plan		Severance and Related Benefit Cost		Asset Related Charges [2]		Contract Terminations		Total
Reserve balance at December 31, 2024	$	1.2	$	—	$	—	$	1.2
Restructuring charges		(0.3)		—		2.5		2.2
Payments [1]		(0.4)		—		(2.5)		(2.9)
Reserve balance at December 31, 2025	$	0.5	$	—	$	—	$	0.5

(1) Includes primarily payments made against the existing accrual, as well as immaterial impacts of foreign currency remeasurement.

(2) Does not include $(10.3) million related to a change in estimate and $0.1 million of accretion expense incurred during the year ended December 31, 2025 related to the asset retirement obligation at Boehlen, Germany. Refer to Note 19 for further information on the asset retirement obligation activity at Boehlen, Germany.

Transformational Restructuring Program

In May 2021, the Company approved a restructuring plan associated with the Company's recent strategic initiatives ("Transformational Restructuring Program"). The Transformational Restructuring Program was completed as of December 31, 2023. Through the year ended December 31, 2025, the Company recorded net pre-tax restructuring charges of $6.7 million inception-to-date entirely relating to severance and related benefit costs.

The following table summarizes the charges incurred by segment related to the Transformational Restructuring Program:

	Year Ended December 31,		
Transformational Restructuring Program Charges by Segment	**2025**	**2024**	**2023**
Corporate [1]	$ —	$ —	$ (2.1)
Total	$ —	$ —	$ (2.1)

(1) As this was identified as a corporate-related activity, the charges related to this restructuring program were not allocated to a specific segment but rather included within corporate unallocated.

NOTE 7—IMPAIRMENT AND OTHER CHARGES

Impairment and other charges consisted of the following:

	Year Ended December 31,		
	2025	**2024**	**2023**
Asset impairment charges (Note 18)	$ —	$ —	$ 0.5
Goodwill impairment charges (Note 14)	—	—	349.0
Total	$ —	$ —	$ 349.5

NOTE 8—INCOME TAXES

Loss from continuing operations before income taxes earned within and outside Ireland is shown below:

	Year Ended December 31,		
	2025	**2024**	**2023**
Ireland	$ (36.3)	$ (34.2)	$ (34.5)
United States	(54.4)	(77.3)	(293.9)
Other Jurisdictions	(412.3)	(206.5)	(304.5)
Loss before income taxes	$ (503.0)	$ (318.0)	$ (632.9)

The provision for income taxes is composed of:

	Year Ended December 31,								
	2025			**2024**			**2023**		
	Current	**Deferred**	**Total**	**Current**	**Deferred**	**Total**	**Current**	**Deferred**	**Total**
Ireland	$ 0.1	$ 0.6	$ 0.7	$ (1.3)	$ (0.1)	$ (1.4)	$ 2.7	$ 0.4	$ 3.1
U.S. federal	0.3	—	0.3	1.1	1.1	2.2	(10.3)	33.4	23.1
U.S. state and other	0.4	—	0.4	2.9	0.4	3.3	(4.3)	6.1	1.8
Other	19.4	21.8	41.2	30.5	(4.1)	26.4	38.9	1.5	40.4
Total	$ 20.2	$ 22.4	$ 42.6	$ 33.2	$ (2.7)	$ 30.5	$ 27.0	$ 41.4	$ 68.4

The effective tax rate on pre-tax loss differs from the Ireland statutory rate due to the following:

	December 31,					
	2025		**2024**		**2023**	
	Amount	**Percentage**	**Amount**	**Percentage**	**Amount**	**Percentage**
Loss before income taxes	$ (503.0)		$ (318.0)		$ (632.9)	
Ireland Federal Statutory Tax Rate [1]	(125.8)	25 %	(79.5)	25 %	(158.2)	25 %
State and Local Income Tax, Net of Federal Income Tax Effect	—	— %	—	— %	—	— %
Foreign Tax Effects						
China						
Changes in valuation allowances	1.5	(0)%	14.8	(5)%	—	— %
Other	1.1	(0)%	0.3	(0)%	(0.1)	0 %
France						
Changes in valuation allowances	9.4	(2)%	(3.6)	1 %	—	— %
Other	0.1	(0)%	—	— %	(0.5)	0 %
Germany						
German trade tax [2]	6.4	(1)%	3.6	(1)%	4.8	(1)%
Other [2]	4.5	(1)%	(2.2)	1 %	(3.5)	1 %
Italy						
Goodwill Impairment	(0.1)	0 %	(0.1)	0 %	28.4	(4)%
Other	0.9	(0)%	2.2	(1)%	1.5	(0)%
Luxembourg						
Loss on Subsidiaries merger	—	— %	(59.8)	19 %	—	— %
Changes in valuation allowances	20.0	(4)%	56.0	(18)%	7.1	(1)%
Tax effect of foreign earnings and dividends	9.6	(2)%	—	— %	—	— %
Non-deductible Interest	7.5	(1)%	17.1	(5)%	—	— %
Other	2.0	(0)%	(0.2)	0 %	1.1	(0)%
Switzerland						
Statutory tax rate difference between Switzerland and Ireland	38.3	(8)%	22.1	(7)%	34.2	(5)%
Changes in valuation allowances	20.6	(4)%	11.9	(4)%	54.9	(9)%
Revaluation of net deferred tax assets	—	— %	—	— %	(8.9)	1 %
Other	1.4	(0)%	(0.3)	0 %	(1.2)	0 %
Taiwan, Province Of China						
Withholding tax	3.2	(1)%	4.1	(1)%	2.6	(0)%
Other	0.1	(0)%	(0.5)	0 %	(0.5)	0 %
United States						
Changes in valuation allowances	17.4	(3)%	20.2	(6)%	84.5	(13)%
Tax effect of foreign earnings and dividends	—	— %	(4.6)	1 %	(12.8)	2 %
Statutory tax rate difference between United States and Ireland	3.2	(1)%	3.1	(1)%	11.8	(2)%
Other	(0.1)	0 %	2.2	(1)%	2.0	(0)%
Other Foreign Jurisdictions	8.4	(2)%	6.7	(2)%	4.3	(1)%
Effects of Changes in Tax Laws or Rates Enacted in the Current Period	—	— %	—	— %	—	— %
Changes in valuation allowances	1.7	(0)%	0.5	(0)%	(0.2)	0 %
Nontaxable or Nondeductible Items						
Non-deductible Interest	8.1	(2)%	8.0	(3)%	7.4	(1)%
Other	1.3	(0)%	1.5	(0)%	5.2	(1)%
Changes in Unrecognized Tax Benefits	2.3	(0)%	9.0	(3)%	6.4	(1)%
Other	(0.4)	0 %	(2.0)	1 %	(1.9)	0 %
Total	$ 42.6	(8)%	$ 30.5	(10)%	$ 68.4	(11)%

(1) The Irish statutory rate of 25% has been applied, as Trinseo PLC is domiciled in Ireland.

(2) Includes the impact of the establishment of the valuation allowance in the amount of $10.8 million as of December 31, 2025.

    Provision for income taxes increased by $12.1 million from 2024 to 2025, primarily due to the increase in valuation allowance, predominantly in France, Germany and the Netherlands, as well as the geographical mix of earnings, partially offset by increase in the valuation allowance in China in 2024.

Deferred income taxes reflect temporary differences between the valuation of assets and liabilities for financial and tax reporting:

	December 31,							
	2025				2024			
	Deferred Tax Assets		Deferred Tax Liabilities		Deferred Tax Assets		Deferred Tax Liabilities	
Tax loss and credit carryforwards	$	262.5	$	—	$	209.3	$	—
Unremitted earnings		—		25.2		—		12.9
Unconsolidated affiliates		—		9.9		—		7.7
Other accruals and reserves		7.9		—		24.4		—
Property, plant and equipment		—		44.0		—		72.2
Goodwill and other intangible assets [1]		127.3		—		132.2		—
Accrued interest		72.6		—		38.0		—
Employee benefits		23.1		—		27.6		—
		493.4		79.1		431.5		92.8
Valuation Allowance [2][3][4]		(442.7)		—		(339.2)		—
Total	$	50.7	$	79.1	$	92.3	$	92.8

(1) Includes the impact of Swiss federal and cantonal tax reform of $2.0 million and $49.8 million, respectively, as of December 31, 2024.

(2) Includes a valuation allowance of $147.2 million and $126.2 million as of December 31, 2025 and 2024, respectively, related to deferred tax assets in our US consolidated group.

(3) Includes a valuation allowance of $132.8 million and $91.6 million as of December 31, 2025 and 2024, respectively, related to deferred tax assets in our Swiss subsidiaries.

(4) Includes a valuation allowance of $112.0 million and $91.9 million as of December 31, 2025 and 2024, respectively, related to deferred tax assets in our Luxembourg subsidiaries.

As of December 31, 2025 and 2024, all undistributed earnings of foreign subsidiaries and affiliates are expected to be repatriated.

Operating loss carryforwards amounted to $1,433.8 million in 2025 and $1,065.9 million in 2024. As of December 31, 2025, $315.7 million of the operating loss carryforwards were subject to expiration in 2026 through 2030, and $1,118.1 million of the operating loss carryforwards expire in years beyond 2030 or have an indefinite carryforward period. The Company had valuation allowances which were related to the realization of recorded tax benefits on tax loss carryforwards, as well as other net deferred tax assets, primarily from subsidiaries in China, Luxembourg, the United States, and Switzerland, of $442.7 million as of December 31, 2025 and $339.2 million as of December 31, 2024.

For the year ended December 31, 2025, Management assessed whether there were any changes in facts and circumstances that would result in any changes to the valuation allowance conclusions reached in the prior years. During the year ended December 31, 2025, Management believed there was enough negative evidence to determine that it was no longer more likely than not that the net deferred tax assets would be realized in some of the Company's European subsidiaries, primarily in France, Germany and the Netherlands. Among this evidence is the overall cumulative losses of its Europe operations, as well as Management's recognition that these subsidiaries' ability to generate taxable income in the future is no longer considered reliable or sustainable. These negative factors combined with no other identified tax planning strategies that could allow the Company to utilize its deferred tax asset, resulted in Management's decision to establish a full valuation allowance against the net deferred tax asset position during the year ended December 31, 2025.

For the years presented, a reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Balance as of December 31, 2022	$	6.5
Increases related to current year tax positions		0.7
Increases related to prior year tax positions		4.7
Decreases related to prior year tax positions		—
Settlement of uncertain tax positions		(0.9)
Decreases due to expiration of statues of limitations		—
Balance as of December 31, 2023	$	11.0
Increases related to current year tax positions		1.0
Increases related to prior year tax positions		6.8
Decreases related to prior year tax positions		(0.6)
Settlement of uncertain tax positions		—
Decreases due to expiration of statues of limitations		(0.7)
Balance as of December 31, 2024	$	17.5
Increases related to current year tax positions		1.1
Increases related to prior year tax positions [1]		4.2
Decreases related to prior year tax positions		(0.1)
Settlement of uncertain tax positions [2]		(10.7)
Decrease due to expiration of statutes of limitations		(1.1)
Balance as of December 31, 2025	$	10.9

(1) Includes an increase of $2.3 million in liability as a result of an ongoing tax examination of our subsidiary in Germany.

(2) Includes a release of $7.4 million in liability as well as a release of $1.5 million reserve against tax loss carryforwards as a result of settling the tax examination of our subsidiary in China.

The Company recognized expense (benefit) related to interest and penalties of $(3.6) million, $1.8 million, and $1.5 million during the years ended December 31, 2025, 2024 and 2023, respectively, for unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits were included as a component of income tax expense in the consolidated statements of operations. As of December 31, 2025 and 2024, the Company had $1.1 million and $4.7 million, respectively, accrued for interest and penalties. To the extent that the unrecognized tax benefits are recognized in the future, $12.2 million will impact the Company's effective tax rate.

The cash paid for income taxes for the years ended December 31, 2025, 2024 and 2023 is composed of the following:

| Cash Taxes Paid [1] | | Year Ended December 31, | | | | | |
		2025		2024		2023	
US Federal	$	(2.6)	$	(7.9)	$	4.3	
State and Local		—		(0.2)		1.5	
Foreign							
China	$	11.9	$	—	$	—	
Germany		1.4		9.1		14.5	
India		2.3		—		—	
Indonesia		2.6		—		2.5	
Ireland		—		3.1		—	
Italy		—		2.5		2.7	
Mexico		3.3		1.1		—	
The Netherlands		2.2		4.5		—	
Switzerland		—		—		3.7	
Taiwan, Province Of China		6.1		4.9		4.7	
Other Foreign Jurisdictions		3.0		4.0		3.9	
Total Foreign		32.8		29.2		32.0	
Total	$	30.2	$	21.1	$	37.8	

(1) Disaggregated in accordance with ASU 2023-09, which was adopted retrospectively in 2025.

The European Union (EU) Member States have formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation and Development (OECD) Pillar Two Framework. The EU effective dates are January 1, 2024 and January 1, 2025, for different aspects of the directive. A significant number of countries have implemented similar legislation starting in 2024. Based on the current rules as enacted, there was not a material impact to tax expense for the year ended December 31, 2025. The Company will continue to monitor and evaluate evolving tax legislation, including the new Side-by-Side package release by the OECD in January 2026, and in the jurisdictions in which we operate.

Tax years that remain subject to examination for the Company's major tax jurisdictions are shown below.

Major Tax Jurisdictions	Earliest Open Year
United States: Federal income tax	2022
Germany	2018
Switzerland	2020
Netherlands	2021
Luxembourg	2017
China	2022
Hong Kong	2006
Indonesia	2021
Italy	2010

NOTE 9—EARNINGS PER SHARE

Basic earnings per ordinary share ("basic EPS") is computed by dividing net income available to ordinary shareholders by the weighted average number of the Company's ordinary shares outstanding for the applicable period. Diluted earnings per ordinary share ("diluted EPS") is calculated using net income available to ordinary shareholders divided by diluted weighted average ordinary shares outstanding during each period, which includes unvested RSUs, option awards, and PSUs. Diluted EPS considers the impact of potentially dilutive securities except in periods in which there is a loss because the inclusion of the potential ordinary shares would have an anti-dilutive effect.

The following table presents basic EPS and diluted EPS for the years ended December 31, 2025, 2024, and 2023.

(in millions, except per share data)	Year Ended December 31,		
	2025	2024	2023
Earnings:			
Net loss	$ (545.6)	$ (348.5)	$ (701.3)
Shares:			
Weighted average ordinary shares outstanding	35.8	35.3	35.3
Dilutive effect of RSUs, option awards, and PSUs[1]	—	—	—
Diluted weighted average ordinary shares outstanding	35.8	35.3	35.3
Loss per share:			
Loss per share–basic	$ (15.24)	$ (9.86)	$ (19.88)
Loss per share–diluted	$ (15.24)	$ (9.86)	$ (19.88)

(1) Refer to Note 22 for discussion of RSUs, option awards, and PSUs granted to certain Company directors and employees. As the Company recorded a net loss for the years ended December 31, 2025, 2024, and 2023, potential shares related to equity-based awards have been excluded from the calculation of diluted EPS, as doing so would be anti-dilutive.

NOTE 10—ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	December 31,	
	2025	2024
Trade receivables	$ 275.6	$ 315.7
Non-income tax receivables	57.5	38.6
Other receivables	41.6	34.1
Less: allowance for doubtful accounts	(10.2)	(8.5)
Total	$ 364.5	$ 379.9

For the years ended December 31, 2025, 2024, and 2023, the Company recognized bad debt expense (benefit) of $0.8 million, $2.6 million, and $(0.9) million, respectively.

NOTE 11—INVENTORIES

Inventories consisted of the following:

	December 31,	
	2025	2024
Finished goods	$ 136.3	$ 144.9
Raw materials and semi-finished goods	146.6	167.3
Supplies	33.1	35.0
Total	$ 316.0	$ 347.2

NOTE 12—INVESTMENTS IN UNCONSOLIDATED AFFILIATES

Investments held in unconsolidated affiliates in which the Company has the ability to exercise significant influence (generally, 20% to 50%-owned companies) are accounted for by the equity method. The company accounts for its 50 percent ownership of Americas Styrenics, a styrene and polystyrene joint venture with Chevron Phillips Chemical Company LP, under the equity method. The results of Americas Styrenics are included within its own reportable segment.

Equity in earnings (losses) from unconsolidated affiliates was $(3.1) million, $15.4 million, and $62.1 million for the years ended December 31, 2025, 2024, and 2023, respectively. The Company's unconsolidated affiliates are privately held companies; therefore, quoted market prices for their equity interests are not available.

The summarized financial information of the Company's unconsolidated affiliates is shown below. On an annual basis, the Company performs the significant subsidiary tests required by Rule 3-09 of Regulation S-X for its 50 percent or less owned subsidiary, accounted for under the equity method, to determine whether separate financial statements of the subsidiary will need to be filed. For all periods presented, Americas Styrenics LLC did not meet the definition of "significant subsidiary" under the investment test or income test according to Rule 1-02(w) of Regulation S-X required under Rule 3-09 of Regulation S-X.

	December 31,			
	2025		2024	
Current assets	$	386.8	$	427.6
Noncurrent assets		264.2		262.0
Total assets	$	651.0	$	689.6
Current liabilities	$	181.0	$	183.8
Noncurrent liabilities		84.3		79.5
Total liabilities	$	265.3	$	263.3

	Year Ended December 31,					
	2025		2024		2023	
Net Sales	$	1,578.8	$	1,753.4	$	1,722.4
Gross profit	$	41.4	$	83.9	$	189.2
Operating income (loss)	$	(10.7)	$	28.0	$	133.8
Net income (loss)	$	(15.9)	$	23.5	$	131.5
Depreciation and amortization	$	38.7	$	39.0	$	35.9
Capital expenditures	$	(49.7)	$	(50.2)	$	(30.3)

There were no sales to unconsolidated affiliates for the years ended December 31, 2025, 2024, and 2023. Purchases from unconsolidated affiliates were $63.8 million, $79.9 million, and $70.4 million for the years ended December 31, 2025, 2024, and 2023, respectively.

As of December 31, 2025 and 2024, respectively, there were no amounts due from unconsolidated affiliates included in "Accounts receivable, net of allowance" and $9.5 million and $5.9 million due to unconsolidated affiliates was included in "Accounts payable" in the consolidated balance sheets.

As of December 31, 2025 and 2024, respectively, the Company's investment in Americas Styrenics was $206.9 million and $222.6 million, which was $14.2 million and $9.5 million greater than the Company's 50% share of Americas Styrenics' underlying net assets. These amounts represent the difference between the book value of assets held by the joint venture and the Company's 50% share of the total recorded value of the joint venture's assets, inclusive of certain adjustments to conform with the Company's accounting policies. This difference is being amortized over a weighted average remaining useful life of approximately 2.8 years as of December 31, 2025. The Company received dividends from Americas Styrenics of $12.5 million, $45.0 million, and $65.0 million for the years ended December 31, 2025, 2024, and 2023, respectively.

NOTE 13—PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	Estimated Useful Lives (Years)	December 31, 2025	December 31, 2024
Land	N/A	$ 82.9	$ 75.2
Land and waterway improvements	1 - 20	23.9	22.4
Buildings	10 - 50	144.5	131.1
Machinery and equipment	3 - 10	1,029.7	947.7
Leasehold interests	9 - 40	61.9	54.9
Other property [(1)]	1 - 20	99.5	103.7
Construction in process	N/A	34.2	64.8
Property, plant and equipment		1,476.6	1,399.8
Less: accumulated depreciation		(953.0)	(824.0)
Property, plant and equipment, net		$ 523.6	$ 575.8

(1) Amounts include the asset retirement cost corresponding to the asset retirement obligations as described in Note 19.

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Depreciation expense	$ 161.5	$ 102.1	$ 118.9
Capitalized interest	2.8	3.9	3.8

NOTE 14—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill

The following table shows the annual changes in the carrying amount of goodwill, by segment, from December 31, 2023 through December 31, 2025:

	Engineered Materials	Latex Binders	Polymer Solutions	Americas Styrenics	Total
Balance at December 31, 2023	$ —	$ 15.4	$ 48.4	$ —	$ 63.8
Segment Realignment	15.0	—	(15.0)	—	—
Foreign currency impact	(1.1)	(0.9)	(1.9)	—	(3.9)
Balance at December 31, 2024	$ 13.9	$ 14.5	$ 31.5	$ —	$ 59.9
Foreign currency impact	1.9	1.8	4.1	—	7.8
Balance at December 31, 2025	$ 15.8	$ 16.3	$ 35.6	$ —	$ 67.7

The Company performs its annual goodwill impairment test as of October 1, or more frequently if events or changes in circumstances indicate that the fair value of a reporting unit is more likely than not below its carrying amount. Refer to Note 2 for additional information on the Company's accounting policies.

During the second quarter 2023, the Company determined that a triggering event had occurred for the Engineered Materials reporting unit indicating it was more likely than not that the fair value of this goodwill was less than the associated carrying value. This determination resulted from the persistence of the challenging operating conditions, customer destocking and underlying demand weakness that contributed to a revised outlook reflecting a further reduction in near-term forecasted operating results, growth projections, as well as an additional decrease in market capitalization. Therefore, the Company performed a goodwill impairment assessment as of June 1, 2023 and recorded a goodwill impairment charge of $349.0 million , reflected within "Impairment and other charges" on the consolidated statement of operations. No goodwill impairments were identified during 2025 or 2024.

As of October 1, 2024, the Company combined the management of its Engineered Materials, Plastics Solutions, and Polystyrene businesses. Certain components of the Plastics Solutions segment were combined with the Polystyrene segment and renamed Polymer Solutions to align with the Company's strategic focus on sustainability and material substitution. Impairment assessments were performed immediately before and after the organizational changes, and no impairment indicators were identified. The Company concluded that no goodwill impairment existed for the year ended December 31, 2025.

As of December 31, 2025 and 2024, the reported balance of goodwill included accumulated impairment losses of $646.1 million, all within the Engineered Materials segment. The Company's operating results have been adversely impacted by weakness in demand in consumer end markets as well as overall uncertainty in the global economy. Should these conditions persist, or other events occur, indicating that the estimated future cash flows of the reporting units have declined, the Company may be required to record future non-cash impairment charges related to goodwill.

Other Intangible Assets

The following table provides information regarding the Company's other intangible assets as of December 31, 2025 and 2024:

	Estimated Useful Life (Years)	December 31, 2025			December 31, 2024		
		Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Developed Technology	7 - 16	$ 325.9	$ (237.3)	$ 88.6	$ 314.6	$ (200.4)	$ 114.2
Customer Relationships	7 - 19	492.0	(165.3)	326.7	468.6	(120.5)	348.1
Software [(1)]	1 - 10	260.4	(221.9)	38.5	242.0	(152.4)	89.6
Software in development	N/A	0.7	—	0.7	7.6	—	7.6
Tradenames	10 - 16	54.6	(17.3)	37.3	49.5	(12.5)	37.0
Other	1 - 5	7.0	(5.9)	1.1	5.2	(2.9)	2.3
Total		$ 1,140.6	$ (647.7)	$ 492.9	$ 1,087.5	$ (488.7)	$ 598.8

(1) During the year ended December 31, 2025, the Company recognized $41.5 million for accelerated amortization of capitalized software assets related to our current enterprise resource planning ("ERP") system now being transitioned to a cloud based system.

Amortization expense related to finite-lived intangible assets totaled $122.4 million, $90.3 million, and $90.1 million, for the years ended December 31, 2025, 2024, and 2023, respectively.

The following table details the Company's estimated amortization expense for the next five years, excluding any amortization expense related to software currently in development:

Estimated Amortization Expense for the Next Five Years				
2026	2027	2028	2029	2030
$ 81.4	$ 69.2	$ 67.0	$ 63.5	$ 61.1

NOTE 15—ACCOUNTS PAYABLE

Accounts payable consisted of the following:

	December 31,	
	2025	2024
Trade payables	$ 233.0	$ 220.4
Other payables	50.9	42.7
Total	$ 283.9	$ 263.1

NOTE 16—LONG TERM DEBT & AVAILABLE FACILITIES

Refer to discussion below for details and definitions of the Company's debt facilities. The Company was in compliance with all debt related covenants as of December 31, 2025 and 2024.

	Interest Rate as of December 31, 2025	Maturity Date	Par Value	Unamortized Debt Premium and (Discount) [1]	Carrying Value	Unamortized Deferred Financing Fees [2]	Total Debt, Less Unamortized Deferred Financing Fees
				December 31, 2025			
2029 Refinance Senior Notes [3]	7.625%	May 2029	$ 388.6	$ 53.0	$ 441.6	$ (22.1)	$ 419.5
Senior Credit Facility							
2028 Term Loan B	6.584%	May 2028	716.3	(1.3)	715.0	(6.5)	708.5
OpCo Super-Priority Revolver [4]	Various	February 2028	75.0	—	75.0	—	75.0
2028 Refinance Term Loans [5]	12.412%	May 2028	1,256.6	(18.7)	1,237.9	(17.4)	1,220.5
Accounts Receivable Securitization Facility [6]	Various	January 2028	118.0	—	118.0	—	118.0
Other indebtedness	Various	Various	3.9	—	3.9	—	3.9
Total debt			$ 2,558.4	$ 33.0	$ 2,591.4	$ (46.0)	$ 2,545.4
Less: current portion [7]							(212.9)
Total long-term debt, net of unamortized deferred financing fees							$ 2,332.5

	Interest Rate as of December 31, 2024	Maturity Date	Par Value	Unamortized Debt Premium and (Discount) [1]	Carrying Value	Unamortized Deferred Financing Fees [2]	Total Debt, Less Unamortized Deferred Financing Fees
				December 31, 2024			
2029 Senior Notes [3]	5.125%	April 2029	$ 447.0	$ —	$ 447.0	$ (9.3)	$ 437.7
2025 Senior Notes [5]	5.375%	September 2025	115.0	—	115.0	(0.2)	114.8
Senior Credit Facility							
2028 Term Loan B	7.276%	May 2028	723.8	(1.9)	721.9	(9.2)	712.7
2026 Revolving Facility [8]	Various	May 2026	—	—	—	—	—
2028 Refinance Term Loans [5]	13.158%	May 2028	1,108.3	(25.1)	1,083.2	(18.1)	1,065.1
Accounts Receivable Securitization Facility [6]	Various	January 2028	75.0	—	75.0	—	75.0
Other indebtedness	Various	Various	6.3	—	6.3	—	6.3
Total debt			$ 2,475.4	$ (27.0)	$ 2,448.4	$ (36.8)	$ 2,411.6
Less: current portion [7]							(210.9)
Total long-term debt, net of unamortized deferred financing fees							$ 2,200.7

(1) This caption includes various original issue accounting adjustments related to original issue premium and discounts, all of which are amortized to interest expense using the straight-line method over the related instrument's term. The 2029 Refinance Senior Notes were accounted for as a modification of debt in accordance with ASC 470-60 and therefore the difference between the carrying value of the exchanged 5.125% Senior Notes due 2029 (the "2029 Senior Notes") and the principal amount of the 7.625% second lien senior notes due 2029 (the "2029 Refinance Senior Notes") was recorded as debt premium and will be reduced as contractual interest payments are made. The 2028 Term Loan B was issued at a 0.5% original issue discount and the 2028 Refinance Term Loans were issued at a 3.0% original issue discount.

(2) This caption does not include deferred financing fees related to the Company's revolving facilities, which are included within "Deferred charges and other assets" on the condensed consolidated balance sheets.

(3) The 2029 Senior Notes were partially exchanged on January 17, 2025 for the 2029 Refinance Senior Notes and the remaining $0.5 million was fully repaid on March 20, 2025.

(4) As of December 31, 2025, under the OpCo Super-Priority Revolver, the Company had a total capacity of $300.0 million inclusive of $60.0 million eligible under the letter of credit subfacility. As of December 31, 2025, the Company had funds available for borrowing of $191.6 million (net of $33.4 million outstanding letters of credit as defined in the secured credit agreement). Additionally, the Company is required to pay a quarterly commitment fee in respect of any unused commitments under this facility equal to 0.375% per annum.

The OpCo Super-Priority Revolver features a springing covenant which applies when 30% or more of the OpCo Super-Priority Revolver's capacity is drawn which then requires the Company to meet a superpriority lien net leverage ratio (as defined in the secured credit agreement) not to exceed 1.50:1.00 at the end of each financial quarter. As of December 31, 2025, the outstanding borrowings, inclusive of certain letters of credit, did exceed the 30% threshold, however the superpriority lien net leverage ratio was below the 1.50x threshold, (0.38):1.00.

(5) The 2025 Senior Notes were partially repaid on September 8, 2023 using the proceeds of the 2028 Refinance Term Loans and the remainder was fully repaid on January 17, 2025 using the proceeds of the second tranche of 2028 Refinance Term Loans.

(6) As of December 31, 2025, this facility had a borrowing capacity of $150.0 million, and $118.0 million outstanding under the facility. As of December 31, 2025 the Company had $121.2 million of accounts receivable available to support this facility, based on the pool of eligible accounts receivable, and had $3.2 million of additional funds available for borrowing. On occasion, the accounts receivable available to support the facility fails to meet the amount required to reach the maximum borrowing capacity of $150.0 million. In the event of any shortfall, the Company manages liquidity through a combination of the available cash and cash equivalents, available Accounts Receivable Securitization Facility, and the OpCo Super-Priority Revolver as needed.

As of December 31, 2024, this facility had a borrowing capacity of $150.0 million, and $75.0 million outstanding under the facility. As of December 31, 2024 the Company had $125.0 million of accounts receivable available to support this facility, based on the pool of eligible accounts receivable, and had $50.0 million of additional funds available for borrowing.

(7) The current portion of long-term debt as of December 31, 2025 was primarily related to the $118.0 million outstanding under the AR Securitization Facility, $75.0 million outstanding under the OpCo Super-Priority Revolver, as well as $19.9 million mostly related to the scheduled future principal payments on both the 2028 Term Loan B and the 2028 Refinance Term Loans.

The current portion of long-term debt as of December 31, 2024 was primarily related to $115.0 million aggregate principal amount of the 5.375% senior notes due in September 2025, the $75.0 million outstanding under the AR Securitization Facility as well as $20.9 million mostly related to the scheduled future principal payments on both the 2028 Term Loan B and the 2028 Refinance Term Loans.

(8) As of December 31, 2024, under the 2026 Revolving Facility, the Company had a capacity of $375.0 million and $20.8 million outstanding letters of credit. As of December 31, 2024, the Company had funds available for borrowing of $91.7 million, which reflects the borrowing limit imposed by the springing covenant. The revolving commitments under the 2026 Revolving Facility were terminated upon the Company's entry into the OpCo Super-Priority Revolver in January 2025.

Total interest expense, net recognized during the years ended December 31, 2025, 2024, and 2023, was $273.8 million, $267.5 million, and $188.4 million, respectively, of which $11.1 million, $16.1 million, and $11.0 million, respectively, represented amortization of deferred financing fees and debt premiums and discounts. Total accrued interest on outstanding debt as of December 31, 2025 and 2024 was $47.3 million and $36.7 million, respectively. Accrued interest is recorded within "Accrued expenses and other current liabilities" on the consolidated balance sheets.

Payment-in-kind Elections

Under the terms of the 2028 Refinance Credit Agreement, through September 8, 2025, the Company could, at its discretion, make a payment in kind election ("PIK Interest Election") to convert a portion of the quarterly interest margin payable to principal, and the converted principal is subject to an additional 1.00% margin. Under the terms of the 2L Note Indenture, the Company will make a PIK Interest Election for 2.50% of the annual interest payable for each of its first six semi-annual interest payments starting on August 15, 2025 through February 15, 2028. The Company may elect to pay interest in cash at its discretion.

During the years ended December 31, 2025 and 2024, the Company executed the PIK Interest Election on the 2028 Refinance Term Loans, to defer payment of a portion of the quarterly interest margin payable in the amount of $39.6 million and $33.9 million, respectively, thereby capitalizing $48.1 million and $41.8 million, respectively, to principal payments due at maturity. The PIK Interest Election on the 2028 Refinance Term Loans expired in Q3 2025.

During the year-ended December 31, 2025, the Company executed the PIK Interest Election on the 2029 Refinance Senior Notes, to defer payment of a portion of the quarterly interest margin payable in the amount of $9.1 million by capitalizing the amount as principal payments due at maturity.

The Company has deferred $99.0 million and $41.8 million of interest payable that is capitalized as long-term debt and payable at maturity as of December 31, 2025 and 2024, respectively.

Compliance with Debt Covenants

The 2028 Refinance Credit Agreement requires the Company to comply with customary affirmative, negative and financial covenants, and contains events of default including (i) relating to a change of control or (ii) failure to maintain at least $100.0 million of Liquidity at the end of any calendar month, and (iii) a cross default to the Credit Agreement. If an event of default occurs, the Term Lenders will be entitled to take various actions, including the acceleration of amounts due under the 2028 Refinance Term Loans. Liquidity is defined under the 2028 Refinance Credit Agreement as a combination of cash and cash equivalents held at certain of the Company's restricted subsidiaries as well as the funds available for borrowing under both the OpCo Super-Priority Revolver and the Accounts Receivable Securitization Facility, subject to certain restrictions outlined in the 2028 Refinance Credit Agreement.

The definition of Liquidity is substantially similar under both the OpCo Super-Priority Revolver and the 2028 Refinance Credit Agreement. In addition, the OpCo Super-Priority Revolver's anti-cash hoarding covenant requires repayment of existing borrowings under the OpCo Super-Priority Revolver of the excess amount of cash and cash equivalents held by loan parties over $100.0 million or the excess cash and cash equivalents held by non-loan parties over $50.0 million. If the Company is unable to achieve its forecasts or maintain minimum liquidity covenants, it could have a material adverse impact on our access to liquidity, results of operation and financial condition.

As of December 31, 2025, the Company was in compliance with all debt covenant requirements under all debt agreements. The Company had Liquidity of $334.2 million, comprised of $139.4 million of cash and cash equivalents and approximately $194.8 million of funds available for borrowing under both the OpCo Super-Priority Revolver and the Accounts Receivable Securitization Facility, $191.6 million and $3.2 million, respectively.

We have been reviewing a number of potential alternatives regarding our outstanding indebtedness. These alternatives include refinancings, exchange offers, consent solicitations, the issuance of new indebtedness, amendments to the terms of our existing indebtedness and/or other transactions. We are currently in active discussions with holders of our indebtedness and have engaged outside advisors with respect to these alternatives.

Among these alternatives is a restructuring that would, on a consensual basis, seek to modify the terms of substantially all of our outstanding indebtedness, including through the use of an in-court or out-of-court process. We may offer to exchange the indebtedness under our 2028 Refinance Term Loans, 2028 Term Loan B, or 2029 Refinance Senior Notes for new debt and/or equity securities of our parent and/or subsidiary companies. In conjunction with any such transactions, we may seek consents to amend the documents governing our indebtedness to amend or eliminate certain covenants or collateral provisions. Because the terms of any such transactions will be subject to negotiations with the holders of our indebtedness, they may differ materially from those described above and are, to a large extent, outside of our control. There can be no assurance that we will be able to complete any such transactions, and, as no decision with respect to the terms of any such transactions has been made, we may decide not to pursue any such transactions. If we are unable or elect not to complete any such transactions, we may pursue a process to restructure our indebtedness through an in-court or out-of-court process.

2028 Refinance Term Loans

On September 8, 2023, the Company entered into a Credit Agreement (the "2028 Refinance Credit Agreement") which provides for a senior secured term loan facility of $1,077.3 million maturing in May 2028 (the "2028 Refinance Term Loans"). The 2028 Refinance Term Loans bear interest at a rate per annum equal to Term SOFR (as defined in the 2028 Refinance Credit Agreement) plus 8.50%, subject to a 3.00% SOFR floor, and was issued at a 3.0% original issue discount. Further, the 2028 Refinance Term Loans require scheduled quarterly payments, commencing on January 2, 2024, in amounts equal to 0.25% of the original principal amount of the 2028 Refinance Term Loans, with the balance to be paid at maturity.

On January 17, 2025, the Company amended the 2028 Refinance Credit Agreement to provide for an additional $115.0 million of term loans maturing in May 2028 (the "Second Tranche Refinance Term Loans"). The Second Tranche Refinance Term Loans bear interest at a rate per annum equal to the existing terms loans under the 2028 Refinance Credit Agreement (Term SOFR plus 8.50%, subject to a 3.00% SOFR floor) and require scheduled quarterly payments, commencing on July 1, 2025, in amounts equal to 0.25% of the original principal amount of the Second Tranche Refinance Term Loans, with the balance to be paid at maturity. Proceeds from the Second Tranche Refinance Term Loans were used to redeem the remaining aggregate principal amount of the Company's outstanding 5.375% senior notes due 2025, $115.0 million, upon which redemption the related senior note indenture was satisfied and discharged.

This refinancing transaction was accounted as a debt modification under ASC 470-50 and as a result, the Company wrote off the unamortized deferred financing fees, $0.2 million, related to the 2025 Senior Notes. In connection with the issuance of the Second Tranche Refinance Term Loans, the Company expensed third-party costs incurred during the transaction of $5.4 million and capitalized $5.2 million of fees paid to lenders upon completion of the transaction within "Long-term debt, net of unamortized deferred financing fees" on the consolidated balance sheet will be amortized over the remaining term of the 2028 Refinance Term Loans using the straight-line method.

The obligations under the 2028 Refinance Term Loans are secured by equity pledges of 100% of the equity interests and substantially all assets of certain subsidiaries of the Company that do not guarantee the obligations under the Credit Agreement.

Fees incurred in connection with the issuance of the 2028 Refinance Term Loans were $24.3 million. Due to a portion of the 2028 Refinance Term Loans meeting the criteria for modification accounting, $0.9 million of these fees were expensed and included within "(Gain) loss on extinguishment of long-term debt" in the consolidated statement of operations for the year ended December 31, 2023. The remaining $23.4 million of fees were capitalized and recorded within "Long-term debt, net of unamortized deferred financing fees" on the consolidated balance sheet. Capitalized fees related to the 2028 Refinance Term Loans are being amortized over the 4.7 year term of the facility using the effective interest method.

2029 Refinance Senior Notes

On December 16, 2024, Trinseo Luxco Finance SPV S.à r.l., a wholly-owned subsidiary of the Company, and Trinseo NA Finance SPV LLC, an indirect, wholly-owned subsidiary of the Company (together the "New Issuers"), commenced a private offer to exchange (the "Exchange Offer") the Company's 2029 Senior Notes for the 2029 Refinance Senior Notes issued by the New Issuers. Upon completion of the Exchange Offer, the New Issuers executed an indenture (the "2L Note Indenture") pursuant to which they issued $379.5 million aggregate principal amount of 2029 Refinance Senior Notes in exchange for the non-cash redemption of $446.5 million of the 2029 Senior Notes. This exchange was a 144A private transaction exempt from the registration requirements of the Securities Act of 1933. The 2029 Refinance Senior Notes bear interest at a rate of 7.625%, of which: (i) from the Settlement Date until and through the sixth semiannual interest payment date following the Settlement Date, 5.125% will be payable in cash and 2.50% will be payable in-kind either by increasing the principal amount of the outstanding 2029 Refinance Senior Notes, or, at the Company's option, in cash; and (ii) thereafter, the entire 7.625% per annum will be payable in cash. Interest on the 2029 Refinance Senior Notes will be paid semiannually on February 15 and August 15 of each year, commencing on August 15, 2025. The 2029 Refinance Senior Notes mature on May 3, 2029.

This refinancing transaction was accounted for as a modification of debt in accordance with ASC 470-60 and as a result, the Company expensed third-party costs incurred during the transaction of $20.9 million and capitalized $20.0 million of fees paid to lenders upon completion of the transaction within "Long-term debt, net of unamortized deferred financing fees" on the consolidated balance sheet. The capitalized lender fees along with the unamortized deferred financing fees related to the tendered 2029 Senior Notes will be amortized over the term of the 2029 Refinance Senior Notes using the straight-line method, which is not materially different from the effective interest method. The difference between the carrying value of the exchanged 2029 Senior Notes and the principal amount of the 2029 Refinance Senior Notes, mainly related to the reduction in principal due to the terms of the exchange, was recorded as debt premium of $67.0 million within "Long-term debt, net of unamortized deferred financing fees" on the consolidated balance sheet and will be amortized over the term of the 2029 Refinance Senior Notes using the straight-line method, which is not materially different from the effective interest method.

At any time and from time to time after January 17, 2026, the Issuers may redeem the 2029 Refinance Senior Notes, in whole or in part, at a redemption price equal to the percentage of principal amount set forth below plus accrued and unpaid interest, if any, on the notes redeemed to, but not including, the redemption date:

12-month period commencing January 17 in Year	Percentage
2026	103.813 %
2027 and thereafter	100.000 %

Senior Credit Facility

2028 Term Loans and 2026 Revolving Facility

On May 3, 2021, the Issuers entered into (i) an amendment to the existing credit agreement dated as of September 6, 2017 in which the Issuers borrowed a new tranche of term loans in an aggregate amount of $750.0 million senior secured term loan B facility maturing in May 2028 (the "2028 Term Loan B"), used to finance a portion of the purchase price of the PMMA Acquisition, and (ii) an amendment to the existing credit agreement, pursuant to which the existing revolving credit facility was refinanced with a new revolving credit facility in an aggregate amount of $375.0 million, with a $25.0 million swingline subfacility and a $35.0 million letter of credit subfacility, maturing in May 2026 (the "2026 Revolving Facility"). Amounts under the 2026 Revolving Facility are available in U.S. dollars and euros. The terms under the 2026 Revolving Facility are substantially unchanged from the 2022 Revolving Facility. Upon entry into the OpCo Super-Priority Revolver, the Company's revolving commitments under the existing credit agreement dated September 6, 2017 were terminated.

The 2028 Term Loan B bears an interest rate of SOFR plus 2.50%, subject to a 0.00% SOFR floor, and was issued at a 0.5% original issue discount. Further, the 2028 Term Loan B requires scheduled quarterly payments in amounts equal to 0.25% of the original principal amount of the 2028 Term Loan B, with the balance to be paid at maturity. The 2026 Revolving Facility contained a financial covenant that requires compliance with a springing first lien net leverage ratio test.

As of December 31, 2025, $7.5 million of the scheduled future payments related to the 2028 Term Loan B were classified as current debt on the Company's consolidated balance sheets. As of December 31, 2025, the Company was in compliance with all debt covenant requirements under the Senior Credit Facility. Fees incurred in connection with the issuance of the 2028 Term Loan B were $18.7 million, which were capitalized and recorded within "Long-term debt, net of unamortized deferred financing fees" on the consolidated balance sheet and are being amortized over the seven-year term of the 2028 Term Loan B using the effective interest method.

On February 16, 2026, in connection with ongoing discussions with its financial stakeholders, the Company entered into an amendment to the 2028 Senior Credit Facility, which extends, until March 19, 2026, the grace period for any payment of interest under the 2028 Senior Credit Facility that is due on or after February 1, 2026 and prior to March 1, 2026. This extended grace period aligns with the grace period for payment of interest provided under the 2L Note Indenture.

OpCo Super-Priority Revolver

On January 17, 2025, certain subsidiaries of the Company entered into a credit agreement, pursuant to which the lenders thereunder provided a new super-priority revolving credit facility in an aggregate amount of $300.0 million, with a $60.0 million letter of credit subfacility, maturing in February 2028 (the "OpCo Super-Priority Revolver"). The terms of the OpCo Super-Priority Revolver are substantially similar to the existing revolving facility, except for an update to the financial covenant that requires compliance with a springing super-priority lien net leverage ratio test, a liquidity covenant and an anti-cash hoarding covenant. Upon entry into the OpCo Super-Priority Revolver, the Company's revolving commitments under the existing credit agreement dated September 6, 2017 were terminated.

If the outstanding balance under the OpCo Super-Priority Revolver exceeds 30% of the $300.0 million borrowing capacity (excluding undrawn letters of credit up to $10.0 million and cash collateralized letters of credit) at a quarter end, then the Borrowers' super-priority lien net leverage ratio may not exceed 1.50 to 1.00. As of December 31, 2025, the outstanding borrowings, inclusive of certain letters of credit, did exceed the 30% threshold, however the superpriority lien net leverage ratio was well below the 1.50x threshold.

Fees incurred in connection with the issuance of the OpCo Super-Priority Revolver were $2.5 million and are capitalized and recorded within "Deferred charges and other assets" on the consolidated balance sheet will be amortized over the remaining term of the facility using the straight-line method.

Accounts Receivable Securitization Facility

The Company has maintained an accounts receivable securitization facility (the "2010 A/R Facility") since 2010 for the securitization of trade receivables originated by certain of the Company's Swiss, German, Dutch and U.S. subsidiaries. The Accounts Receivable Securitization Facility is funded through the sale of commercial paper by a special purpose finance entity, the proceeds of which fund the purchase of trade receivables from the Trinseo subsidiaries. Collection accounts related to the trade receivables are pledged to the special purpose entity, which holds a first priority perfected security interest in such accounts and, as a result, will not be available to the creditors of the Company or its other subsidiaries. The obligations of the Trinseo subsidiaries are also guaranteed by the Company's subsidiary Trinseo Holding S.à r.l.

On March 28, 2024, the Company amended the 2010 A/R Facility to extend its maturity date to November 2025, as well as other amendments. On July 18, 2024, the Company terminated the 2010 A/R Facility and paid the outstanding facility amount in full. As a result of this termination, the Company recognized a $0.6 million non-cash loss on extinguishment of debt in the year ended December 31, 2024, comprised entirely of the write-off of unamortized deferred financing costs.

On July 18, 2024, the Company entered into a new revolving credit facility (the "Accounts Receivable Securitization Facility") for the securitization of trade receivables originated by the Sellers. The Accounts Receivable Securitization Facility is funded by a special purpose finance entity, which purchases the trade receivables from the Sellers. Collection amounts related to the trade receivables were pledged to the special purpose entity, which held a first priority perfected security interest in such accounts and, as a result, was not available to the creditors of the Company or its subsidiaries. The obligations of the Trinseo subsidiaries are also guaranteed by the Company's subsidiary Trinseo Holding S.à r.l. The Accounts Receivable Securitization Facility also has a maximum borrowing limit of $150.0 million, subject to qualified outstanding trade receivables, and matures in January 2028, with an optional one-year extension. Borrowings under the Accounts Receivable Securitization Facility bear interest at a rate per annum equal to Adjusted Term SOFR or EURIBOR (each as defined in the Accounts Receivable Securitization Facility credit agreement, subject to a 1.00% floor), depending on the borrowing currency, plus a margin of 4.75% and the Company incurs interest on a minimum of $75.0 million of advances, irrespective of actual amounts outstanding. The Accounts Receivable Securitization Facility contains standard representations, warranties and covenants, as well as standard events of default, including those relating to cross-default to the Company's other material indebtedness. The Company may terminate the Accounts Receivable Securitization Facility at any time, subject to a 1.00% call premium prior to January 2027.

On February 24, 2026, in connection with ongoing discussions with its financial stakeholders, the Company entered into an amendment to the Accounts Receivables Securitization Facility which waives the requirement for certain compliance certificate deliverables.

Fees incurred in connection with the issuance of the Accounts Receivable Securitization Facility were $5.3 million and are capitalized and recorded within "Deferred charges and other assets" on the consolidated balance sheet will be amortized over the remaining term of the facility using the straight-line method.

2029 Senior Notes

On March 24, 2021, Trinseo Materials Operating S.C.A. and Trinseo Materials Finance, Inc. (together, the "Issuers"), each an indirect, wholly-owned subsidiary of the Company, executed an indenture (the "2021 Indenture") pursuant to which they issued $450.0 million aggregate principal amount of 5.125% senior notes due 2029 (the "2029 Senior Notes") in a 144A private transaction exempt from the registration requirements of the Securities Act of 1933, as amended. On March 20, 2025, the Issuers redeemed the remaining 2029 Senior Notes, including principal, redemption premium, and interest thereon, for $0.5 million, upon which redemption the related indenture was satisfied and discharged. As a result, the Company wrote off the remaining immaterial unamortized deferred financing fees and redemption premium.

2025 Senior Notes

On August 29, 2017, the Issuers executed an indenture (the "2017 Indenture") pursuant to which they issued $500.0 million aggregate principal amount of 5.375% senior notes due 2025 (the "2025 Senior Notes") in a 144A private transaction exempt from the registration requirements of the Securities Act of 1933, as amended. Interest on the 2025 Senior Notes was payable semi-annually on May 3 and November 3 of each year, commencing on May 3, 2018. On January 17, 2025, the Issuers redeemed redeem the remaining aggregate principal amount of the 2025 Senior Notes, including principal, redemption premium, and interest thereon, upon which redemption the related indenture was satisfied and discharged.

NOTE 17—FINANCIAL INSTRUMENTS AND DERIVATIVES

The Company's ongoing business operations expose it to various risks, including fluctuating foreign exchange rates, interest rate risk and commodity price risk. To manage these risks, the Company periodically enters into derivative financial instruments, such as foreign exchange forward contracts, interest rate swap agreements, and commodity swap agreements, forward contracts, or options. The Company does not hold or enter into financial instruments for trading or speculative purposes. All derivatives are recorded in the consolidated balance sheets at fair value. Refer to Note 18 for fair value disclosures related to these instruments.

Foreign Exchange Forward Contracts

Certain subsidiaries have assets and liabilities denominated in currencies other than their respective functional currencies, which creates foreign exchange risk. The Company's principal strategy in managing its exposure to changes in foreign currency exchange rates is to naturally hedge the foreign currency-denominated liabilities on its balance sheet against corresponding assets of the same currency, such that any changes in liabilities due to fluctuations in exchange rates are offset by changes in their corresponding foreign currency assets. As of December 31, 2025, to facilitate our foreign exchange forward contracts, the Company had a one month time deposit of 1.5 million Euros bearing interest at 1.87%. This time deposit matured on January 30, 2026 and is recorded within "Cash and cash equivalents" in the consolidated balance sheets. As of December 31, 2024, to facilitate our foreign exchange forward contracts, the Company had a one month time deposit of 9.5 million Euros bearing interest at 2.78%. This time deposit matured on January 31, 2025 and is recorded within "Cash and cash equivalents" in the consolidated balance sheets.

The Company had open foreign exchange forward contracts with a notional U.S. dollar equivalent absolute value of $118.9 million and $250.3 million as of December 31, 2025 and December 31, 2024, respectively. The following table displays the notional amounts of the most significant net foreign exchange hedge positions outstanding as of December 31, 2025

Buy / (Sell)	December 31, 2025
Euro	$ (115.2)
Swedish Krona	$ (3.7)

Open foreign exchange forward contracts as of December 31, 2025 and December 31, 2024 have maturities occurring over a period of two months.

Commodity Cash Flow Hedges & Commodity Economic Hedges

The Company purchases certain commodities, primarily natural gas, to operate facilities and generate heat and steam for various manufacturing processes, which purchases are subject to price volatility. In order to manage the risk of price fluctuations associated with these commodity purchases, as deemed appropriate, the Company may enter into commodity swaps, forward contracts, or options. As of December 31, 2025, the Company had no open commodity swap agreements, which effectively convert a portion of its natural gas costs into a fixed rate obligation. Certain of these commodity derivatives are designated as cash flow hedges, and as such, the contracts are marked-to-market at each reporting date and any unrealized gains or losses are included in AOCI to the extent effective, and reclassified to cost of sales in the period during which the transaction affects earnings or it becomes probable that the forecasted transaction will not occur.

The Company had no open commodity cash flow hedges as of December 31, 2025 and 2024. The Company may also enter into certain commodity swap agreements to economically hedge the impact of these price fluctuations, which are not designated for hedge accounting treatment. The Company had no open commodity economic hedges as of December 31, 2025. Open commodity economic hedges as of December 31, 2024 had maturities occurring over a period of 3 months and had a notional value of approximately 91 thousand megawatt hours of natural gas purchases.

Summary of Derivative Instruments

The following table presents the effect of the Company's derivative instruments, including those not designated for hedge accounting treatment, on the consolidated statements of operations for the years ended December 31, 2025, 2024, and 2023:

	Location and Amount of Gain (Loss) Recognized in Statements of Operations					
	Year Ended December 31,					
	2025		2024		2023	
	Cost of sales	Other (expense) income, net	Cost of sales	Other (expense) income, net	Cost of sales	Other (expense) income, net
Total amount of income (expense) line items presented in the statements of operations, which include the effects of derivative instruments	$ (2,809.0)	$ 25.2	$ (3,247.6)	$ (3.9)	$ (3,533.1)	$ 17.2
Effects of cash flow hedge instruments:						
Commodity cash flow hedges						
Amount of loss reclassified from AOCI into income	$ (2.4)	$ —	$ (9.7)	$ —	$ (32.7)	$ —
Effects of derivatives not designated as hedge instruments:						
Foreign exchange forward contracts						
Amount of loss recognized in income	$ —	$ (27.3)	$ —	$ 17.8	$ —	$ (7.6)
Commodity economic hedges						
Amount of loss recognized in income	$ (1.3)	$ —	$ (2.8)	$ —	$ (23.9)	$ —

The following table presents the effect of cash flow and net investment hedge accounting on AOCI for the years ended December 31, 2025, 2024, and 2023:

	Gain (Loss) Recognized in AOCI on Balance Sheets		
	Year Ended December 31,		
	2025	2024	2023
Designated as Cash Flow Hedges			
Commodity cash flow hedges	$ 0.6	$ 9.4	$ 5.6
Total	$ 0.6	$ 9.4	$ 5.6

	Gain (Loss) Recognized in Other expense (income), net in Statement of Operations		
	Year Ended December 31,		
	2025	2024	2023
Settlements and changes in the fair value of forward contracts (not designated as hedges)	$ (27.3)	$ 17.8	$ (7.6)
Remeasurement of foreign currency-denominated assets and liabilities	27.6	(19.5)	16.7
Total	$ 0.3	$ (1.7)	$ 9.1

The Company expects to reclassify in the next twelve months an approximate $0.1 million net loss from AOCI into earnings related to the Company's outstanding commodity cash flow hedges as of December 31, 2025, based on current commodity price indices.

The following tables summarize the net unrealized gains and losses and balance sheet classification of outstanding derivatives recorded in the consolidated balance sheets:

| Balance Sheet Classification | December 31, 2025 | | | | | | |
	Foreign Exchange Forward Contracts		Commodity Cash Flow Hedges		Total	
Liability Derivatives:						
Accounts payable	$	(1.6)	$	(0.1)	$	(1.7)
Net derivative liability position	$	(1.6)	$	(0.1)	$	(1.7)
Total net derivative position	$	**(1.6)**	$	**(0.1)**	$	**(1.7)**

| Balance Sheet Classification | December 31, 2024 | | | | | | | | |
	Foreign Exchange Forward Contracts		Commodity Economic Hedges		Commodity Cash Flow Hedges		Total	
Asset Derivatives:								
Accounts receivable, net of allowance	$	7.3	$	—	$	—	$	7.3
Gross derivative asset position		7.3		—		—		7.3
Less: Counterparty netting		(2.7)		—		—		(2.7)
Net derivative asset position	$	4.6	$	—	$	—	$	4.6
Liability Derivatives:								
Accounts payable	$	(2.7)	$	(1.0)	$	(0.5)	$	(4.2)
Gross derivative liability position		(2.7)		(1.0)		(0.5)		(4.2)
Less: Counterparty netting		2.7		—		—		2.7
Net derivative liability position	$	—	$	(1.0)	$	(0.5)	$	(1.5)
Total net derivative position	$	**4.6**	$	**(1.0)**	$	**(0.5)**	$	**3.1**

Forward contracts, commodity swaps, interest rate swaps, and cross currency swaps are entered into with a limited number of counterparties, each of which allows for net settlement of all contracts through a single payment in a single currency in the event of a default on or termination of any one contract. As such, in accordance with the Company's accounting policy, these derivative instruments are recorded on a net basis by counterparty within the consolidated balance sheets.

Refer to Notes 18 and 24 for further information regarding the fair value of the Company's derivative instruments and the related changes in AOCI.

NOTE 18—FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Assets and liabilities measured at fair value are classified using the following hierarchy, which is based upon the transparency of inputs to the valuation as of the measurement date.

The following tables summarize the basis used to measure certain assets and liabilities at fair value on a recurring basis in the consolidated balance sheets at December 31, 2025 and 2024:

Assets (Liabilities) at Fair Value	Level 1[1]		Level 2[2]		Level 3[3]		Total	
				December 31, 2025				
Foreign exchange forward contracts—(Liabilities)	$	—	$	(1.6)	$	—	$	(1.6)
Commodity cash flow hedges—(Liabilities)		—		(0.1)		—		(0.1)
Total fair value	$	—	$	(1.7)	$	—	$	(1.7)

Assets (Liabilities) at Fair Value	Level 1[1]		Level 2[2]		Level 3[3]		Total	
				December 31, 2024				
Foreign exchange forward contracts—Assets	$	—	$	4.6	$	—	$	4.6
Commodity economic hedges—(Liabilities)		—		(1.0)		—		(1.0)
Commodity cash flow hedges—(Liabilities)		—		(0.5)		—		(0.5)
Total fair value	$	—	$	3.1	$	—	$	3.1

(1) Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

(2) Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

(3) Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

The Company uses an income approach to value its derivative instruments, utilizing discounted cash flow techniques, considering the terms of the contract and observable market information available as of the reporting date, such as interest rate yield curves, currency spot and forward rates, and commodity spot and forward rates. Significant inputs to the valuation for these derivative instruments are obtained from broker quotations or from listed or over-the-counter market data and are classified as Level 2 in the fair value hierarchy.

Nonrecurring Fair Value Measurements

In connection with the Company's strategy to focus efforts and increase investments in certain product offerings serving applications that are less cyclical and offer significantly higher growth and margin potential, and other management considerations, in March of 2020, the Company initiated a consultation process with the Economic Council and Works Councils of Trinseo Deutschland regarding the potential disposition of its styrene monomer assets in Boehlen, Germany. In late 2020, the Company completed its evaluation of the assets and decided to continue operating them, however the assessment of the long-lived asset group for impairment indicated that the carrying value was not recoverable when compared to the expected undiscounted future cash flows generated from the assets. The fair value of the depreciable assets was determined through an analysis of the underlying fixed asset records in conjunction with the use of industry experience and available market data. In the fourth quarter of 2022, the Company committed to close this plant in connection with the asset restructuring plan. During the twelve months ended December 31, 2025, the plant was fully decommissioned and demolished, and all assets were written off through restructuring charges. Refer to Note 6 for further information.

As a result of the fair value measurements performed, the Company recorded an impairment loss on the Boehlen styrene monomer assets of $0.5 million for the year ended December 31, 2023. The impairment loss reflects the initial impairment loss taken in March of 2020, as well as subsequent impairment losses related to capital expenditures at the Boehlen styrene monomer facility that were determined to be impaired. The loss was recorded within "Impairment and other charges" on the consolidated statements of operations. As of December 31, 2024, the value of the Boehlen styrene monomer assets recorded within the Company's consolidated balance sheet was $3.1 million.

The Company recorded non-cash goodwill impairment losses of $349.0 million for the year ended December 31, 2023, related to the PMMA business and Aristech Surfaces reporting units. Refer to Note 14 for further information. There were no other financial assets and no financial liabilities measured at fair value on a nonrecurring basis as of December 31, 2025 and 2024.

Fair Value of Debt Instruments

The following table presents the estimated fair value of the Company's outstanding debt not carried at fair value as of December 31, 2025 and 2024:

Liabilities at Fair Value(1)	December 31, 2025	December 31, 2024
2028 Refinance Term Loans	$ 1,115.9	$ 1,129.7
2028 Term Loan B	71.5	446.7
2029 Refinance Senior Notes	36.2	—
2029 Senior Notes	—	279.6
2025 Senior Notes	—	114.8
Total fair value	$ 1,223.6	$ 1,970.8

(1) Total carrying value of the Company's outstanding debt was $2,591.4 million and $2,448.4 million as of December 31, 2025 and 2024, respectively. See details in Note 16 for further detail.

The fair value of the Company's debt facilities, each a Level 2 security, is determined using over-the-counter market quotes and benchmark yields received from independent vendors. The fair value presented reflects the Company's carrying value of debt, net of original issuance discount.

There were no other significant financial instruments outstanding as of December 31, 2025 and 2024.

NOTE 19—COMMITMENTS AND CONTINGENCIES

Environmental Matters

Accruals for environmental matters are recorded when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated, based on current law, existing technologies and other information. Pursuant to the terms of the Dow Separation, the pre-closing environmental conditions were retained by Dow and the Company has been indemnified by Dow from and against all environmental liabilities incurred or relating to the predecessor periods. There are several properties which the Company now owns on which Dow has been conducting investigation, monitoring, or remediation to address historical contamination, including Dalton, Georgia. There are other properties with historical contamination that are owned by Dow that the Company leases for its operations, including its facilities in Midland, Michigan, Schkopau, Germany, and Terneuzen, The Netherlands. Other than certain immaterial environmental liabilities assumed as part of the PMMA Acquisition and the Aristech Surfaces Acquisition, no material environmental claims have been asserted or threatened against the Company. The Company is not a potentially responsible party for any material amounts at any Superfund sites. As of December 31, 2025 and 2024, the Company had $2.0 million and $1.3 million (adjusted for foreign currency rates), respectively, of accrued obligations for environmental remediation or restoration costs, which were recorded at fair value within the opening balance sheets of the PMMA business and Aristech Surfaces during 2021.

Inherent uncertainties exist in the Company's potential environmental liabilities primarily due to unknown conditions, whether future claims may fall outside the scope of the indemnity, changing governmental regulations and legal standards regarding liability, and evolving technologies for handling site remediation and restoration. In connection with the Company's existing indemnification, the possibility is considered remote that environmental remediation costs will have a material adverse impact on the consolidated financial statements over the next 12 months.

Purchase Commitments

In the normal course of business, the Company has certain raw material purchase contracts under which it is required to purchase certain minimum volumes at current market prices. These commitments have remaining terms ranging from one to five years. The following table presents the fixed and determinable portion (based on current pricing indexes) of the minimum obligation under the Company's purchase commitments with remaining contract terms in excess of one year as of December 31, 2025:

				Annual Commitment			
2026	2027	2028	2029	2030	Thereafter	Total
$ 219.7	$ 155.3	$ 111.7	$ 86.8	$ 86.6	$ 33.9	$ 694.0

In certain raw material purchase contracts, the Company has the right to purchase less than the required minimums and pay a liquidated damages fee, or, in case of a permanent plant shutdown, to terminate the contracts. In such cases, these obligations would be less than the obligations shown in the table above.

Asset Retirement Obligations

The Company has built certain manufacturing facilities on leased land and is required to remove these facilities at the end of the corresponding contract term. Legal obligations for these demolition and decommissioning activities exist in connection with the retirement of these assets triggered upon closure of the facilities. In instances when the Company plans to continue operations at these facilities indefinitely, and therefore, a reasonable estimate of fair value cannot be determined, an asset retirement obligation is not recognized.

In connection with the asset restructuring plans, as described within Note 6, the Company concluded the Boehlen, Germany site, the Stade, Germany site, the Schkopau, Germany site and the Porto Marghera, Italy site no longer had indeterminate lives. Accordingly, during the years ended December 31, 2022, 2024, and 2025, respectively, the Company recorded the fair value of an asset retirement obligation and a corresponding asset retirement cost, which was capitalized as part of the carrying amount of the related long-lived assets and depreciated over the asset's shortened useful life. The asset retirement cost related to the Boehlen, Germany site was fully depreciated during the year ended December 31, 2024.

Change in asset retirement obligation		
Balance at December 31, 2024	$	33.6
Obligations incurred and adjustments to estimated obligations		22.3
Settlements		(23.4)
Accretion expense		2.7
Currency translation adjustment		2.6
Balance at December 31, 2025	$	37.8

Accretion expense is included within "Selling, general and administrative expenses" in the consolidated statement of operations. The current portion of the asset retirement obligation is recorded within "Accrued expenses and other current liabilities" and the long-term portion is recorded within "Other noncurrent obligations" in the consolidated balance sheets. As of December 31, 2025 and 2024, the current portion was $17.1 million and $15.5 million, and the long-term portion was $20.7 million and $18.1 million, respectively.

Litigation Matters

From time to time, the Company may be subject to various legal claims and proceedings incidental to the normal conduct of business, relating to such matters as product liability, antitrust/competition, past waste disposal practices and release of chemicals into the environment. While it is impossible at this time to determine with certainty the ultimate outcome of these routine claims, the Company does not believe that the ultimate resolution of these claims will have a material adverse effect on the Company's results of operations, financial condition or cash flow. Legal costs, including those legal costs expected to be incurred in connection with a loss contingency, are expensed as incurred.

Environmental Proceedings related to the Bristol Spill

On March 25, 2023, the Company received a Notice of Federal Interest from the United States Coast Guard ("USCG"), identifying the Company as a "potentially responsible party" ("PRP") related to the Bristol Spill. The Company also received a Notice of Federal Assumption and an Administrative Order, dated April 20, 2023 from the USCG, identifying the Company as a PRP related to the Bristol Spill. The USCG notices and order do not designate specific fines or penalties against the Company. In October 2023, the Pennsylvania Department of Environmental Protection (PADEP) notified the Company of its intent to impose penalties related to a Notice of Violation dated April 26, 2023 alleging water violations associated with the Spill. Discussions between the Company and PADEP are ongoing.

In December 2023, the Company established an accrual for the estimated resolution of this matter, and such loss is not expected to be material to our business.

It is not possible at this time for the Company to estimate its ultimate liability pursuant to these matters or other potential administrative or criminal actions related to the Bristol Spill, whether a material loss to our business is probable or remote, or estimate a potential range of loss, if any.

Synthos Matter

On November 21, 2022, the Company received formal notice from the German Arbitration Institute that Synthos had initiated an arbitration dispute on October 14, 2022 against Trinseo and its following subsidiaries: Trinseo Deutschland GmbH, Trinseo Belgium BV, Trinseo Europe GmbH, and Trinseo Export GmbH, related to Synthos' purchase of Trinseo's rubber business in 2021.

As discussed in Note 4, Synthos and Trinseo are parties to an asset purchase agreement ("APA") dated May 21, 2021, whereby Trinseo transferred its Rubber Business to Synthos, pending regulatory approval and other administrative pre-closing conditions, for an enterprise value of approximately $491.0 million. This transaction formally closed on December 1, 2021. Synthos claims that Trinseo did not properly disclose certain information including the natural gas pricing mechanism for the steam which is supplied by a third party to the Rubber Business. Synthos is seeking monetary damages related to the spike of utility prices in Germany that commenced in the fall of 2021. On December 7, 2023, Synthos filed an adjusted motion with the German Arbitration Institute clarifying its claims for monetary damages. On April 26, 2024, Trinseo filed a statement of defense and counterclaim in response to Synthos' adjusted motion. On September 27, 2024, Synthos filed a Statement of Reply to reduce its monetary damages claim and filed a statement of defense to Trinseo's counterclaim. On February 10, 2025, Trinseo filed a statement of rejoinder in defense of Synthos' claims and a reply to Synthos' defense of Trinseo's counterclaim. On March 21, 2025, Synthos filed a further statement of defense against Trinseo's counterclaim. During the week of May 19, 2025, an arbitration hearing was held before an arbitration tribunal convened by the German Arbitration Institute, following which the tribunal set a schedule for submission of post-hearing briefings ending during the fourth quarter 2025. The parties submitted respective final substantive briefs to the arbitration tribunal over July, August and September 2025. Additional briefs related to potential reimbursement of legal fees and other costs incurred were submitted in fourth quarter 2025. A decision from the arbitration tribunal is expected in 2026.

The Company continues to believe it has valid and prevailing defenses to Synthos' claims and intends to vigorously defend itself against all allegations.

NOTE 20 – LEASES

The Company's right of use ("ROU") assets and lease liabilities are classified on its consolidated balance sheets as follows:

	December 31,		Location on Balance Sheet
	2025	2024	
Operating lease ROU assets, net	$ 56.2	$ 63.9	Right-of-use assets - operating, net
Finance lease ROU assets, net	3.6	4.7	Property, plant, and equipment, net of accumulated depreciation
Operating lease liabilities - current portion	11.6	12.9	Current lease liabilities - operating
Operating lease liabilities - noncurrent portion	47.9	53.3	Noncurrent lease liabilities - operating
Finance lease liabilities - current portion	1.7	1.6	Short-term borrowings and current portion of long-term debt
Finance lease liabilities - noncurrent portion	2.5	3.5	Long-term debt, net of unamortized deferred financing fees

The components of the Company's lease costs are classified on its consolidated statements of operations as follows:

	Year Ended December 31,					
	2025		2024		2023	
Finance lease cost:						
Amortization of lease ROU assets	$	1.7	$	1.5	$	1.6
Interest on lease liabilities		0.3		0.3		0.4
Operating lease cost:		18.2		19.4		19.1
Variable lease cost		1.9		1.7		0.4
Total lease cost	$	22.1	$	22.9	$	21.5

The table below shows the cash and non-cash activity related to the Company's lease liabilities during the period:

	Year Ended December 31,					
	2025		2024		2023	
Cash paid related to lease liabilities:						
Operating cash flows from operating leases	$	16.6	$	19.1	$	19.5
Operating cash flows from finance leases		0.3		0.3		0.4
Financing cash flows from finance leases		1.7		1.5		1.4
Non-cash lease liability activity:						
ROU assets obtained in exchange for new operating lease liabilities	$	10.1	$	14.5	$	5.1
ROU assets obtained in exchange for new finance lease liabilities		0.3		0.6		0.2

As of December 31, 2025, the maturities of the Company's operating and finance lease liabilities were as follows:

	Maturity of lease liabilities by year								
	2026	2027	2028	2029	2030	Thereafter	Total Lease Payments	Less Imputed Interest	Lease Liability
Operating leases	$ 14.9	$ 12.8	$ 10.6	$ 8.5	$ 7.2	$ 23.9	$ 77.9	$ (18.4)	$ 59.5
Finance leases	1.9	2.0	0.3	0.2	0.2	0.6	5.2	(1.0)	4.2
Total	$ 16.8	$ 14.8	$ 10.9	$ 8.7	$ 7.4	$ 24.5	$ 83.1	$ (19.4)	$ 63.7

The following table summarizes the weighted average remaining lease terms and the weighted average discount rates as of December 31, 2025, 2024, and 2023:

| | December 31, | | |
	2025	2024	2023
Operating leases:			
Weighted average remaining lease term (in years)	6.6	6.9	7.1
Weighted average discount rate	9.0 %	8.1 %	3.9 %
Finance leases:			
Weighted average remaining lease term (in years)	2.9	1.8	3.9
Weighted average discount rate	9.5 %	8.3 %	6.4 %

As of December 31, 2025, the Company does not have any additional operating leases that have not yet commenced.

NOTE 21—PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

Defined Benefit Pension Plans

Many of the Company's employees are participants in various defined benefit pension plans which are administered and sponsored by the Company and are primarily in Germany, Switzerland, The Netherlands, China, Belgium, France, Taiwan, Indonesia, Italy, Mexico, and Japan (collectively, the "Non-U.S. Plans"). The Company's U.S. defined benefit pension plan (the "U.S. Plan") was acquired in 2021, in conjunction with the PMMA Acquisition.

Company employees who were not previously associated with the acquired pension and postretirement plans are not eligible for enrollment in a number of these plans. Pension benefits are typically based on length of service and the employee's final average compensation.

Other Postretirement Benefits

The Company provides certain health care and life insurance benefits primarily to Dow-heritage employees in the United States when they retire (the "OPEB Plans").

In the U.S., the plan provides for health care benefits, including hospital, physicians' services, drug and major medical expense coverage. In general, the plan applies to employees hired by Dow before January 1, 2008 and transferred to the Company in connection with the Dow Separation, and who are at least 50 years old with 10 years of service. The plan allows for spouse coverage as well. If an employee was hired on or before January 1, 1993, the coverage extends past age 65. For employees hired after January 1, 1993 but before January 1, 2008, coverage ends at age 65. The Company reserves the right to modify the provisions of the plan at any time, including the right to terminate, and does not guarantee the continuation of the plan or its provisions.

Assumptions

The weighted average assumptions used to determine pension plan obligations and net periodic benefit costs are provided below:

	Non-U.S. Plans			U.S. Plan		
	Pension Plan Obligations					
	December 31,					
	2025	2024	2023	2025	2023	2022
Discount rate for projected benefit obligation	3.79 %	3.09 %	3.16 %	5.46 %	5.70 %	5.19 %
Rate of increase in future compensation levels	2.97 %	2.93 %	2.97 %	3.00 %	3.00 %	3.00 %

	Non-U.S. Plans			U.S. Plan		
	Net Periodic Benefit Costs					
	December 31,					
	2025	2024	2023	2025	2024	2023
Discount rate for projected benefit obligation	3.09 %	3.16 %	3.51 %	5.70 %	5.19 %	5.53 %
Discount rate for service cost	2.54 %	2.57 %	3.24 %	5.74 %	5.20 %	5.55 %
Discount rate for interest cost	2.98 %	3.19 %	3.54 %	5.42 %	5.10 %	5.41 %
Rate of increase in future compensation levels	2.97 %	2.93 %	3.01 %	3.00 %	3.00 %	3.00 %
Expected long-term rate of return on plan assets	2.63 %	3.17 %	3.20 %	6.90 %	6.90 %	6.50 %

The weighted average assumptions used to determine OPEB obligations and net periodic benefit costs are provided below:

	Obligations			Net Periodic Benefit Costs		
	December 31,			December 31,		
	2025	2024	2023	2025	2024	2023
Discount rate for accumulated postretirement benefit obligation	4.70 %	5.15 %	6.41 %	5.15 %	6.41 %	6.01 %
Discount rate for service cost	N/A	N/A	N/A	5.40 %	6.40 %	6.01 %
Discount rate for interest cost	N/A	N/A	N/A	4.96 %	6.25 %	5.82 %
Initial health care cost trend rate	6.50 %	6.50 %	6.00 %	6.50 %	6.50 %	6.25 %
Ultimate health care cost trend rate	5.00 %	5.00 %	5.00 %	5.00 %	5.00 %	5.00 %
Year ultimate trend rate to be reached	2032	2032	2028	2032	2032	2028

The Company determines the discount rate used to measure plan liabilities as of the December 31 measurement date for the pension and postretirement benefit plans. The discount rate reflects the current rate at which the associated liabilities could be effectively settled at the end of the year. The Company sets its rate to reflect the yield of a portfolio of high quality, fixed-income debt instruments that would produce cash flows sufficient in timing and amount to settle projected future benefits. The Company uses a full yield curve approach in the estimation of the future service and interest cost components of net periodic benefit cost for its defined benefit pension and other postretirement benefit plans by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows.

The expected long-term rate of return on plan assets is determined by performing an analysis of key economic and market factors impacting historical returns for each asset class and formulating a projected return based on factors in the current environment. Factors considered include, but are not limited to, inflation, real economic growth, interest rate yield, interest rate spreads, and other valuation measures and market metrics. The expected long-term rate of return for each asset class is then weighted based on the strategic asset allocation approved by the governing body for each plan. The historical experience with the pension fund asset performance is also considered.

The net amounts recognized in the consolidated balance sheets as of December 31, 2025 and 2024 were as follows:

	Non-U.S. Plans		U.S. Plan		OPEB Plans	
	December 31,		December 31,		December 31,	
	2025	2024	2025	2024	2025	2024
Net amounts recognized in the balance sheets as of December 31						
Current liabilities	$ (9.1)	$ (6.5)	$ —	$ —	$ (0.2)	$ (0.2)
Noncurrent liabilities	(173.6)	(171.3)	(2.7)	(3.5)	(1.3)	(1.8)
Net amounts recognized in the balance sheet	$ (182.7)	$ (177.8)	$ (2.7)	$ (3.5)	$ (1.5)	$ (2.0)
Accumulated benefit obligation at the end of the period	$ 267.7	$ 259.6	$ 12.8	$ 13.5	$ 1.5	$ 2.0
Pretax amounts recognized in AOCI as of December 31						
Net prior service credit	$ (0.7)	$ (1.2)	$ —	$ —	$ (1.6)	$ (2.2)
Net loss (gain)	(37.0)	(19.8)	(1.4)	(1.4)	(3.6)	(3.9)
Total at end of period	$ (37.7)	$ (21.0)	$ (1.4)	$ (1.4)	$ (5.2)	$ (6.1)

The net periodic benefit costs for the pension and other postretirement benefit plans for the years ended December 31, 2025, 2024, and 2023 were as follows:

	Non-U.S. Plans December 31,			U.S. Plan December 31,			OPEB Plans December 31,		
	2025	2024	2023	2025	2024	2023	2025	2024	2023
Net periodic benefit cost[1]									
Service cost	$ 7.0	$ 8.0	$ 8.2	$ 0.5	$ 0.5	$ 0.5	$ —	$ —	$ —
Interest cost	8.5	8.7	9.1	0.7	0.9	0.9	0.1	0.2	0.3
Expected return on plan assets	(2.6)	(2.9)	(3.0)	(0.8)	(0.8)	(0.6)	—	—	—
Amortization of prior service credit	(0.2)	(0.3)	(0.3)	—	—	—	(0.6)	—	—
Amortization of net (gain) loss	(2.0)	(1.2)	(3.0)	—	—	—	(0.8)	(0.6)	(0.8)
Settlement and curtailment (gain) loss	(3.2)	(0.9)	0.3	(0.2)	(0.2)	—	—	—	—
Net periodic benefit cost	$ 7.5	$ 11.4	$ 11.3	$ 0.2	$ 0.4	$ 0.8	$ (1.3)	$ (0.4)	$ (0.5)
Amounts recognized in other comprehensive income (loss) ("OCI")									
Net (gain) loss	$ (22.0)	$ (6.4)	$ 12.7	$ (0.1)	$ (0.3)	$ (0.4)	$ (0.5)	$ (0.1)	$ (0.1)
Amortization of prior service credit	0.2	0.3	0.3	—	—	—	0.6	—	—
Amortization of net gain (loss)	2.0	1.2	3.0	—	—	—	0.8	0.6	0.8
Settlement and curtailment gain (loss)	3.2	0.9	(0.3)	0.2	0.2	—	—	—	—
Prior service credit	(0.1)	(0.1)	(0.5)	—	—	—	—	(2.2)	—
Total recognized in OCI	(16.7)	(4.1)	15.2	0.1	(0.1)	(0.4)	0.9	(1.7)	0.7
Net periodic benefit cost	7.5	11.4	11.3	0.2	0.4	0.8	(1.3)	(0.4)	(0.5)
Total recognized in net periodic benefit cost and OCI	$ (9.2)	$ 7.3	$ 26.5	$ 0.3	$ 0.3	$ 0.4	$ (0.4)	$ (2.1)	$ 0.2

(1) Service cost related to the Company's defined benefit pension plans and other postretirement plans is included within "Cost of sales" and "Selling, general and administrative expenses," whereas all other components of net periodic benefit cost are included within "Other expense (income), net" in the consolidated statements of operations.

The following information relates to pension plans with projected and accumulated benefit obligations in excess of the fair value of plan assets as of December 31, 2025 and 2024:

Projected Benefit Obligation Exceeds the Fair Value of Plan Assets	Non-U.S. Plans December 31,		U.S. Plan December 31,	
	2025	2024	2025	2024
Projected benefit obligations	$ 214.4	$ 209.5	$ 14.1	$ 15.0
Fair value of plan assets	$ 31.6	$ 31.7	$ 11.3	$ 11.4

Accumulated Benefit Obligation Exceeds the Fair Value of Plan Assets	Non-U.S. Plans December 31,		U.S. Plan December 31,	
	2025	2024	2025	2024
Accumulated benefit obligations	$ 197.4	$ 191.7	$ 12.8	$ 13.5
Fair value of plan assets	$ 25.6	$ 26.8	$ 11.3	$ 11.4

The changes in the pension benefit obligations, the fair value of plan assets, and the funded status of all significant plans for the years ended December 31, 2025 and 2024 were as follows:

	Non-U.S. Plans December 31,		U.S. Plan December 31,		OPEB Plans December 31,	
	2025	2024	2025	2024	2025	2024
Change in projected benefit obligations						
Benefit obligation at beginning of period	$ 273.1	$ 282.4	$ 14.9	$ 16.8	$ 2.0	$ 4.2
Service cost	7.0	8.0	0.5	0.5	—	—
Interest cost	8.5	8.7	0.7	0.9	0.1	0.2
Plan participants' contributions	1.0	1.3	—	—	—	—
Actuarial changes in assumptions and experience [1]	(26.3)	1.1	0.6	(0.9)	(0.5)	(0.1)
Benefits paid from fund	(1.9)	(2.0)	(0.2)	(0.2)	—	—
Benefit payments by employer	(5.0)	(4.1)	—	—	(0.1)	(0.1)
Plan amendments	(0.1)	(0.1)	—	—	—	(2.2)
Curtailments	(2.5)	(0.8)	—	—	—	—
Settlements	(7.7)	(3.7)	(2.2)	(1.9)	—	—
Currency impact	33.5	(17.7)	(0.3)	(0.3)	—	—
Benefit obligation at end of period	$ 279.6	$ 273.1	$ 14.0	$ 14.9	$ 1.5	$ 2.0
Change in plan assets						
Fair value of plan assets at beginning of period	$ 95.3	$ 94.1	$ 11.4	$ 12.4	$ —	$ —
Actual return on plan assets	(4.2)	9.8	1.5	0.3	—	—
Settlements	(7.7)	(3.9)	(2.2)	(1.9)	—	—
Employer contributions	7.2	6.5	1.1	1.1	0.1	0.1
Plan participants' contributions	1.0	1.3	—	—	—	—
Benefits paid	(6.9)	(6.1)	(0.2)	(0.2)	(0.1)	(0.1)
Currency impact	12.2	(6.4)	(0.3)	(0.3)	—	—
Fair value of plan assets at end of period	96.9	95.3	11.3	11.4	—	—
Funded status at end of period	$ (182.7)	$ (177.8)	$ (2.7)	$ (3.5)	$ (1.5)	$ (2.0)

(1) The actuarial gain (losses) incurred during the years ended December 31, 2025 and 2024 was primarily due to changes in discount rates during the years.

The estimated future benefit payments, reflecting expected future service, as appropriate, are presented in the following table:

	2026	2027	2028	2029	2030	2031 through 2035	Total
Non-U.S. plans	$ 13.4	$ 10.7	$ 11.8	$ 14.5	$ 15.0	$ 77.0	$ 142.4
U.S. plan	0.8	0.9	1.0	0.9	1.0	5.4	10.0
OPEB plans	0.2	0.2	0.2	0.2	0.2	0.7	1.7
Total	$ 14.4	$ 11.8	$ 13.0	$ 15.6	$ 16.2	$ 83.1	$ 154.1

The Company estimates it will make cash contributions, including benefit payments for unfunded plans, of $11.6 million in 2026 to the defined benefit pension plans.

Plan Assets

Plan assets totaled $108.2 million as of December 31, 2025 and $106.7 million as of December 31, 2024, consisting primarily of investments in insurance contracts, as well as equity and debt securities.

The Company's investment strategy with respect to pension assets outside of the United States is to pursue an investment plan consisting of investments in insurance contracts that provide for guaranteed returns. For pension assets inside of the United States, the Company's investment strategy is to pursue an investment plan that, over the long term, will satisfy the funding objectives of the plan, and generate a total return that provides sufficient assets to fund plan liabilities, subject to a prudent level of risk, while maintaining compliance with various laws and regulations. The Company has established target allocations for each asset category, which is reviewed periodically to assess the need to rebalance the plan.

Plan assets outside the United States are invested in a mix of asset classes designed to generate strong long-term growth of principal while avoiding excessive risk. Assets may include, but are not necessarily limited to, equities, fixed income, liquid marketable assets, and less liquid alternatives. Additionally, the portfolio may include assets with the objective of hedging interest rate risk inherent in pension plan liabilities through the use of fixed income assets with various duration exposure. This portfolio diversification is expected to reduce the impact of losses in single investments, and mitigate the risk of volatility, while providing sufficient assets and liquidity to pay benefits and expenses as they come due.

Pension plan assets are managed by outside investment managers. The investment managers value our plan assets using quoted market prices, other observable inputs or unobservable inputs. Certain assets are not available on an exchange or in an active market and these investments are valued using their net asset value, which is generally based on the underlying asset values of the investments held in the funds. Investments in the pension plan insurance were valued utilizing unobservable inputs, which are contractually determined based returns, fees, and the present value of the future cash flows, or cash surrender values, of the contracts.

The following plan assets are measured at fair value on a recurring basis:

Basis of Fair Value Measurements	December 31, 2025				December 31, 2024			
	Total	Level 1[1]	Level 2[2]	Level 3[3]	Total	Level 1[1]	Level 2[2]	Level 3[3]
U.S. plan:								
Cash	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Investments measured at net asset value[4]:								
Equities	6.9	—	—	—	6.9	—	—	—
Debt	4.4	—	—	—	4.5	—	—	—
Total U.S. plan assets	$ 11.3	$ —	$ —	$ —	$ 11.4	$ —	$ —	$ —
Non-US plans:								
Insurance contracts	$ 96.9	$ —	$ —	$ 96.9	$ 95.3	$ —	$ —	$ 95.3
Total non-U.S. plan assets	$ 96.9	$ —	$ —	$ 96.9	$ 95.3	$ —	$ —	$ 95.3

(1) Valuation is based upon quoted prices (unadjusted) for identical assets or liabilities in active markets.

(2) Valuation is based upon quoted prices for similar assets and liabilities in active markets, or other inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

(3) Valuation is based upon other unobservable inputs that are significant to the fair value measurement.

(4) The Company elected to present certain pension plan assets valued at net asset value per share as a practical expedient outside of the fair value hierarchy.

The following table reconciles the beginning and ending balances of plan assets measured at fair value using unobservable inputs (Level 3):

Fair Value Measurements of Plan Assets Using Significant Unobservable Inputs (Level 3)	Insurance Contracts Year ended December 31,			
	2025		2024	
Balance at beginning of period	$	95.3	$	94.1
Actual return on assets		(4.2)		9.8
Settlements		(7.7)		(3.9)
Employer contributions		7.2		6.5
Plan participant contributions		1.0		1.3
Benefits paid		(6.9)		(6.1)
Currency impact		12.2		(6.4)
Balance at end of period	$	96.9	$	95.3

The asset allocation for the Company's pension plans as of December 31, 2025 and 2024, and the target allocation for 2026, by asset category, are as follows:

Asset category	Target Allocation 2026	Allocation at December 31,	
		2025	2024
U.S. plan:			
Equities	60.0 %	61.1 %	60.5 %
Debt	40.0 %	38.9 %	39.5 %
Other	— %	— %	— %
Total U.S. plan	100.0 %	100.0 %	100.0 %
Non-U.S. plans:			
Insurance contracts	100.0 %	100.0 %	100.0 %
Total non-U.S. plans	100.0 %	100.0 %	100.0 %

Concentration of Risk

The Company mitigates the credit risk of investments by establishing guidelines with investment managers that limit investment in any single issue or issuer to an amount that is not material to the portfolio being managed. These guidelines are monitored for compliance both by the Company and external managers. Credit risk related to derivative activity is mitigated by utilizing multiple counterparties and through collateral support agreements.

Defined Contribution Plans

The Company also offers defined contribution plans to eligible employees in the U.S. and in other countries, including Hong Kong, Korea, The Netherlands, Indonesia, Taiwan, and the United Kingdom. The defined contribution plans are comprised of a non-discretionary elective matching contribution component as well as a discretionary non-elective contribution component. Employees participate in the non-discretionary component by contributing a portion of their eligible compensation to the plan, which is partially matched by the Company. Non-elective contributions are made at the discretion of the Company and are based on a combination of eligible employee compensation and performance award targets. During the years ended December 31, 2025, 2024, and 2023, the Company contributed $11.3 million, $14.9 million, and $15.6 million, respectively, to the defined contribution plans.

NOTE 22—SHARE-BASED COMPENSATION

Summary of Share-based Compensation Expense

Share-based compensation expense, which is recorded within "Selling, general and administrative expenses" in the consolidated statements of operations, was as follows for the years ended December 31, 2025, 2024, and 2023. Share amounts in the tables below are in whole numbers, unless otherwise indicated.

| | Year Ended December 31, | | | December 31, 2025 | |
	2025	2024	2023	Unrecognized Compensation Cost	Weighted Average Years
2014 Omnibus Plan Awards					
RSUs	$ 5.1	$ 6.6	$ 11.7	$ 1.3	0.8
Option Awards	0.2	1.5	4.9	—	0.1
PSUs	2.5	2.7	2.9	2.1	1.7
Restricted Cash Units ("RCUs")	2.1	3.6	—	1.6	1.4
Total share-based compensation expense	$ 9.9	$ 14.4	$ 19.5		

2014 Omnibus Plan

In connection with the IPO, the Company's board of directors approved the 2014 Omnibus Plan, adopted on May 28, 2014 and amended on June 19, 2019, June 9, 2020, October 8, 2021, June 14, 2022, June 14, 2023, and June 25, 2025 under which 10.0 million ordinary shares is the maximum number that may be delivered upon satisfaction of awards granted. Following the IPO, all equity-based awards granted by the Company have been granted under the 2014 Omnibus Plan, which provides for awards of share options, share appreciation rights, restricted shares, unrestricted shares, share units, performance awards, cash awards and other awards convertible into or otherwise based on ordinary shares of the Company. Since the IPO, the board of directors of the Company has approved equity award grants for certain directors, executives, and employees, including RSUs, option awards, and PSUs. When these awards vest or exercise, shares are issued from shares authorized unless use of treasury shares is authorized by shareholders.

Restricted Share Units

The RSUs granted to executives and employees in 2023 and prior vest in full on the third anniversary of the date of grant, generally subject to the employee remaining continuously employed by the Company through the vesting date. The RSUs granted to executives and employees in 2024 vest in three equal annual installments beginning on the first anniversary of the date of grant, generally subject to the employee remaining continuously employed on the applicable vesting date. RSUs granted to directors of the Company vest in full on the first anniversary of the date of grant. Upon a termination of employment due to an employee's death or retirement or a termination of employment by the Company without cause in connection with a restructuring or redundancy or due to the employee's disability prior to the vesting date, the RSUs will vest in full or in part, depending on the type of termination. In the event employment is terminated for cause, all unvested RSUs will be forfeited.

Compensation cost for RSUs is measured at grant date based on the fair value of the award and is recognized ratably as expense over the applicable vesting term. The fair value of RSUs is equal to the fair market value of the Company's ordinary shares based on the closing price on the date of grant. RSU award holders are entitled to an amount equal to any cash dividend paid by the Company upon one ordinary share for each RSU held by the award holder ("dividend equivalents"). The dividend equivalents are payable in cash only upon vesting of the associated RSUs and do not accrue interest.

The following table summarizes the activity for RSUs during the year ended December 31, 2025:

Restricted Share Units	Shares	Weighted Average Grant Date Fair Value per Share
Unvested, December 31, 2024	1,554,198	$ 11.68
Granted	1,182,719	3.21
Vested	(815,673)	11.24
Forfeited	(8,911)	28.65
Unvested, December 31, 2025	1,912,333	$ 6.55

The following table summarizes the weighted average grant date fair value per share of RSUs granted during the years ended December 31, 2025, 2024, and 2023 as well as the total fair value of awards vested during those periods:

| | Restricted Share Units | |
	Weighted Average Grant Date Fair Value per Share of Grants during Period	Total Fair Value of Awards Vested during Period
Year Ended December 31, 2025	$ 3.21	$ 9.2
Year Ended December 31, 2024	$ 3.67	$ 10.4
Year Ended December 31, 2023	$ 21.23	$ 7.9

Option Awards

The option awards, which contain an exercise term of nine years from the date of grant, vest in three equal annual installments beginning on the first anniversary of the date of grant, generally subject to the employee remaining continuously employed on the applicable vesting date. Upon a termination of employment due to the employee's death or retirement or a termination of employment by the Company without cause in connection with a restructuring or redundancy or due to the employee's disability prior to a vesting date, the option awards will vest in full or will continue to vest on the original vesting schedule, depending on the type of termination. In the event employment is terminated for cause, all vested and unvested option awards will be forfeited.

Compensation cost for option awards is measured at the grant date based on the fair value of the award and is recognized as expense over the appropriate service period utilizing graded vesting. The following table summarizes the activity for option awards during the year ended December 31, 2025:

Option Awards	Shares	Weighted Average Exercise Price per share	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value
Outstanding as of December 31, 2024	1,594,667	$ 33.20		
Granted	—	—		
Exercised	—	—		
Forfeited	(240,218)	58.46		
Expired	(160,737)	43.10		
Outstanding as of December 31, 2025	1,193,712	$ 26.79	5.3	$ —
Exercisable as of December 31, 2025	847,906	$ 32.84	4.7	$ —
Expected to vest as of December 31, 2025	345,806	$ 11.94	6.8	$ —

The total intrinsic value of option awards was immaterial for the years ended December 31, 2025, 2024, and 2023. The fair value for option awards is computed using the Black-Scholes pricing model, whose inputs and assumptions are determined as of the date of grant. Determining the fair value of the option awards requires considerable judgment, including estimating the expected term of said awards and the expected volatility of the price of the Company's ordinary shares.

The expected volatility used in the Black-Scholes model for option awards granted is based on the publicly traded history of the Company's ordinary shares. The expected term of option awards represents the period of time that option awards granted are expected to be outstanding. For all grants of option awards presented herein, the simplified method was used to calculate the expected term, given the Company's limited historical exercise data. The risk-free interest rate for the periods within the expected term of option awards is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield is estimated based on historical and expected dividend activity.

No option awards were granted during the year ended December 31, 2025. The following are the weighted average assumptions used within the Black-Scholes pricing model for grants during the years ended December 31, 2024, and 2023:

	Year Ended December 31,	
	2024	2023
Expected term (in years)	5.50	5.50
Expected volatility	64.12 %	54.01 %
Risk-free interest rate	4.28 %	4.06 %
Dividend yield	0.73 %	2.00 %

Utilizing the above assumptions, the weighted average grant date fair value per option award granted in the years ended December 31, 2024, and 2023 was $2.48, and $10.86, respectively.

Performance Share Units

PSUs, which are granted to executives, cliff vest on the third anniversary of the date of grant, generally subject to the executive remaining continuously employed by the Company through the vesting date and achieving certain performance conditions. The number of the PSUs that vest upon completion of the service period can range from 0% to 200% of the original grant, subject to certain limitations, contingent upon the Company's total shareholder return during the performance period relative to a pre-defined set of industry peer companies. Upon a termination of employment due to the executive's death or retirement, or termination in connection with a change in control or other factors prior to the vesting date, the PSUs will vest in full or in part, depending on the type of termination and the achievement of the performance conditions. Dividend equivalents accumulate on PSUs during the vesting period, are payable in cash, and do not accrue interest.

For the awards granted in February 2025, if the total shareholder return exceeds 100%, the Company, in its sole discretion, may elect to pay the grantee in lieu of shares and in settlement of the PSUs exceeding 100%, an amount in cash equal to the closing price per share of our ordinary shares on the vesting date times the number of PSUs vesting above 100% on the vesting date. The February 2025 awards to be settled in shares are accounted for as equity settled shares, with a grant date fair value of $2.99. The February 2025 awards able to be settled in shares or cash are accounted for as liability settled awards, with a grant date fair value of $0.55.

The following table summarizes the activity for PSU awards during the year ended December 31, 2025, at target:

Performance Share Units	Shares	Weighted Average Grant Date Fair Value per Share	
Unvested, December 31, 2024	816,413	$	10.35
Granted	600,986		3.54
Vested	—		—
Cancelled [1]	(52,647)		57.47
Forfeited	(5,832)		2.86
Unvested, December 31, 2025	1,358,920	$	5.55

(1) During the year ended December 31, 2025, PSU award recipients earned 0% of the target PSU awards granted in 2022 based upon the Company's total shareholder return relative to a pre-defined set of industry peer companies. As a result, 100% of the associated PSU awards were cancelled.

The fair value for PSU awards is computed using a Monte Carlo valuation model, whose inputs and assumptions are determined as of the date of grant. Determining the fair value of the PSU awards requires considerable judgment, including estimating the expected volatility of the price of the Company's ordinary shares, the correlation between the Company's share price and that of its peer companies, and the expected rate of interest. The expected volatility for each grant is determined based on the historical volatility of the Company's ordinary shares. The expected term of PSU awards represents the length of the performance period. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for a duration equivalent to the performance period. The share price is the closing price of the Company's ordinary shares on the grant date.

The following are the weighted average assumptions used within the Monte Carlo valuation model for grants during the years ended December 31, 2025, 2024, and 2023:

		Year Ended December 31,		
	2025		2024	2023
Expected term (in years)	3.00		3.00	3.00
Expected volatility	85.00 %		65.40 %	62.60 %
Risk-free interest rate	4.05 %		4.40 %	4.41 %
Share price	$ 5.00	$	4.37	$ 24.08

Utilizing the above assumptions, the total grant date fair value for PSU awards granted in the years ended December 31, 2025, 2024, and 2023 was $2.1 million, $1.6 million and $4.4 million, respectively.

Restricted Cash Units (RCUs)

For the year ended December 31, 2025, 1,518,653 restricted cash units ("RCUs") were awarded to certain employees and represent the right to receive a cash payment at the end of a vesting period, subject to the employee's continued employment. In general, RCUs vest in equal installments each year over 3 years. RCUs are cash-settled with the value of each vested RCU equal to the lower of the closing price per share of our ordinary shares on the vesting date or a specified per share price cap. Certain awards are subject to a specified price floor. We determined that RCUs are in-substance liabilities accounted for as liability instruments in accordance with ASC 718, Compensation-Stock Compensation, due to this cash settlement feature. RCUs are remeasured based on the closing price per share of our ordinary shares at the end of each reporting period.

The following table summarizes the activity for RCU's during the year ended December 31, 2025:

Restricted Cash Units	Shares		Weighted Average Grant Date Fair Value per Share
Unvested, December 31, 2024	920,778	$	4.38
Granted	1,518,653		5.00
Vested	(320,731)		4.38
Forfeited	(148,387)		4.81
Unvested, December 31, 2025	1,970,313	$	4.83

The liability associated with the RCUs is included in accrued expenses and other current liabilities in the consolidated balance sheets. The following table summarizes the accrued liability activity for RCUs. during the years ended December 31, 2025 and 2024:

Change in Restricted Cash Units Accrual		
Balance as of December 31, 2024	$	3.6
Compensation expense [1]		2.1
Payments		(1.8)
Balance as of December 31, 2025	$	3.9

(1) Compensation expense includes compensation cost recognized over the requisite service period, as well as the adjustment of the liability to reflect the fair value as of the award as of December 31, 2025.

NOTE 23—SEGMENTS AND GEOGRAPHIC INFORMATION

The Company's Chief Executive Officer, who is the chief operating decision maker, manages the Company's operations under four segments: Engineered Materials, Latex Binders, Polymer Solutions, and Americas Styrenics.

The Engineered Materials segment includes the Company's compounds and blends products sold into higher growth and value applications, such as consumer electronics, medical, automotive, and other applications as well as soft thermoplastic elastomers ("TPEs") products which are sold into markets such as footwear and automotive. Additionally, the Engineered Materials segment also includes PMMA and MMA products, which are sold into a variety of applications including automotive, building & construction, medical, consumer electronics, and wellness, among others.

The Latex Binders segment produces SB latex and other latex polymers and binders, primarily for coated paper and packaging board, carpet and artificial turf backings, as well as a number of performance latex binders applications, such as adhesive, building and construction and the technical textile paper market.

The Polymer Solutions segment contains the results of the acrylonitrile butadiene styrene ("ABS"), styrene-acrylonitrile ("SAN") and polycarbonate ("PC") businesses. The Polymer Solutions segment also includes the results of Heathland and the legacy Polystyrene segment, which includes a variety of general purpose polystyrenes ("GPPS") and polystyrene that has been modified with polybutadiene rubber to increase its impact resistant properties ("HIPS").

Lastly, the Americas Styrenics segment consists solely of the operations of the Company's 50%-owned joint venture, Americas Styrenics, a producer of both styrene monomer and polystyrene in North America.

The following table provides disclosure of the Company's segment Adjusted EBITDA, which is the metric used by the chief operating decision maker to measure segment operating performance and is defined below, for the years ended December 31, 2025, 2024, and 2023. Asset and intersegment sales information by reportable segment is not regularly reviewed or included with the Company's reporting to the chief operating decision maker. Therefore, this information has not been disclosed below. Refer to Note 5 for the Company's net sales to external customers by segment and by geography for the years ended December 31, 2025, 2024, and 2023.

Year Ended [1]	Engineered Materials	Latex Binders	Polymer Solutions	Americas Styrenics	Total Segments	Corporate Unallocated	Total
December 31, 2025							
Net sales	$ 1,084.1	$ 787.9	$ 1,102.9	$ —	$ 2,974.9	$ —	$ 2,974.9
Cost of sales	(1,026.1)	(719.3)	(1,063.6)	—	(2,809.0)	—	(2,809.0)
Selling, general and administrative expenses	(164.6)	(37.2)	(69.8)	—	(271.6)	(145.4)	(417.0)
Equity in earnings of unconsolidated affiliate	—	—	—	(3.1)	(3.1)	—	(3.1)
Other income and (expense)	0.2	(1.7)	26.1	—	24.6	0.6	25.2
Other segment items [2]	36.7	(0.3)	27.4	—	63.8	36.1	99.9
Depreciation and amortization expenses [3]	187.0	37.7	46.0	—	270.7	20.9	291.6
Adjusted EBITDA [1]	$ 117.3	$ 67.1	$ 69.0	$ (3.1)	$ 250.3		
Investment in unconsolidated affiliate	—	—	—	206.9	206.9	—	206.9
Capital expenditures	21.5	19.9	7.1	—	48.5	2.5	51.0
December 31, 2024							
Net sales	$ 1,176.9	$ 954.3	$ 1,382.0	$ —	$ 3,513.2	$ —	$ 3,513.2
Cost of sales	(1,110.2)	(847.9)	(1,289.5)	—	(3,247.6)	—	(3,247.6)
Selling, general and administrative expenses	(69.0)	(39.5)	(94.9)	—	(203.4)	(123.6)	(327.0)
Equity in earnings of unconsolidated affiliate	—	—	—	15.4	15.4	—	15.4
Other income and (expense)	0.7	(2.0)	1.0	—	(0.3)	(3.6)	(3.9)
Other segment items [2]	(0.8)	1.4	30.0	—	30.6	12.8	43.4
Depreciation and amortization expenses [3]	104.9	29.1	57.2	—	191.2	19.0	210.2
Adjusted EBITDA [1]	$ 102.5	$ 95.4	$ 85.8	$ 15.4	$ 299.1		
Investment in unconsolidated affiliate	—	—	—	222.6	222.6	—	222.6
Capital expenditures	37.2	17.3	6.5	—	61.0	2.3	63.3
December 31, 2023							
Net sales	$ 1,156.9	$ 942.9	$ 1,575.6	$ —	$ 3,675.4	$ —	$ 3,675.4
Cost of sales	(1,156.9)	(849.9)	(1,526.3)	—	(3,533.1)	—	(3,533.1)
Selling, general and administrative expenses	(65.8)	(45.0)	(68.5)	—	(179.3)	(131.0)	(310.3)
Equity in earnings of unconsolidated affiliates	—	—	—	62.1	62.1	—	62.1
Other income and (expense)	4.0	(0.2)	5.1	—	8.9	8.3	17.2
Other segment items [2]	(14.7)	3.3	16.3	—	4.9	16.9	21.8
Depreciation and amortization expenses [3]	122.5	32.4	48.3	—	203.2	18.0	221.2
Adjusted EBITDA [1]	$ 46.0	$ 83.5	$ 50.5	$ 62.1	$ 242.1		
Investment in unconsolidated affiliates	—	—	—	252.2	252.2	—	252.2
Capital expenditures	27.4	19.8	14.0	—	61.2	8.5	69.7

(1) The Company's measure of segment operating performance is Adjusted EBITDA, which is defined as income from continuing operations before interest expense, net; provision for income taxes; depreciation and amortization expense; loss on extinguishment of long-term debt; asset impairment charges; gains or losses on the dispositions of businesses and assets; restructuring charges; acquisition related costs and benefits, and other items. Segment Adjusted EBITDA is the key metric that is used by the chief operating decision maker to evaluate business performance in comparison to budgets, forecasts, and prior year financial results, providing a measure that the chief operating decision maker believes reflects core operating performance by removing the impact of transactions and events that would not be considered a part of core operations.

(2) Other segment items contain activity primarily defined as addbacks to arrive at Adjusted EBITDA included from the loss on extinguishment of long-term debt; asset impairment charges; gains or losses on the dispositions of businesses and assets; restructuring charges; acquisition related costs and benefits, and other items.

(3) Segment depreciation and amortization expense is included as a component of cost of goods sold; and selling, general, and administrative expense in the amounts regularly provided to the chief operating decision maker and are therefore added back to arrive at Segment Adjusted EBITDA.

The reconciliation of income before income taxes to segment Adjusted EBITDA is as follows:

		Year Ended December 31,				
		2025		2024		2023
Loss before income taxes	$	(503.0)	$	(318.0)	$	(632.9)
Interest expense, net		273.8		267.5		188.4
Depreciation and amortization [4]		291.6		210.2		221.2
Corporate Unallocated [5]		87.8		95.4		87.8
Adjusted EBITDA Addbacks [6]		100.1		44.0		377.6
Segment Adjusted EBITDA	$	250.3	$	299.1	$	242.1

(4) During the year ended December 31, 2025, the Company recognized $41.5 million for accelerated amortization of capitalized software assets related to our current enterprise resource planning ("ERP") system now being transitioned to a cloud based system which was partially offset by a $10.3 million change in cost estimate related to the Boehlen, Germany Asset Retirement Obligation recognized to realize efficiencies during decommissioning.

(5) Corporate unallocated includes corporate overhead costs and certain other income and expenses.

(6) Adjusted EBITDA addbacks for the years ended December 31, 2025, 2024, and 2023 are as follows:

		Year Ended December 31,				
		2025		2024		2023
Loss on financing transactions (Note 16)	$	26.5	$	—	$	—
Net gain on disposition of businesses and assets [a]		—		(7.1)		(25.6)
Restructuring and other charges (Note 6)		63.9		44.7		31.4
Acquisition transaction and integration net costs		—		—		(1.4)
Asset impairment charges or write-offs (Note 18) [b]		—		—		2.7
Goodwill impairment charges (Note 14)		—		—		349.0
Other items [c]		9.7		6.4		21.5
Total Adjusted EBITDA Addbacks	$	100.1	$	44.0	$	377.6

(a) In June 2024, the Company entered into an agreement to sell certain European emission certifications the Company no longer intends to utilize for cash consideration of approximately $3.5 million, which was entirely recorded as a pre-tax gain on sale within "Other expense (income), net" in the condensed consolidated statements of operations during the year ended December 31, 2024. In March 2024, the Company entered into two separate agreements to sell its land, buildings and equipment in Bronderslev, Denmark and Belen, New Mexico for gross cash consideration of approximately $4.7 million. The Company recorded pre-tax gain on sales of $3.6 million during the year ended December 31, 2024, which was recorded within "Selling, general and administrative expenses" in the condensed consolidated statements of operations.

In September 2023, the Company entered into an agreement to sell certain European emission certifications the Company no longer intends to utilize for a cash consideration of approximately $15.7 million. The Company recorded a pre-tax gain on sale of $9.3 million during the year ended December 31, 2023, which was recorded within "Other expense (income), net" in the condensed consolidated statements of operations. In April 2023, the Company entered into an agreement to sell its land, buildings and equipment in Matamoros, Mexico for a cash consideration of approximately $19.0 million, which was received in May 2023 when the transaction closed. The Company recorded a pre-tax gain on sale of $14.4 million during the year ended December 31, 2023, which was recorded within "Selling, general and administrative expenses" in the condensed consolidated statements of operations.

(b) Asset impairment charges or write-offs for the year ended December 31, 2023 primarily relate to the impairment of the company's styrene monomer assets in Boehlen, Germany.

(c) Other items for the year ended December 31, 2025 primarily relate to fees incurred in conjunction with the Company's legal defense costs associated with Synthos litigation, described in Note 19 and fees incurred in conjunction with certain of the Company's strategic and financial initiatives.

Other items for the years ended December 31, 2024 and 2023 primarily relate to third party fees incurred in conjunction with certain of the Company's strategic initiatives, including the ERP upgrade project.

Geographic Information

As of December 31, 2025, the Company operates 32 manufacturing plants and one recycling facility at 28 sites in 14 countries, inclusive of its joint venture. It also operates 11 R&D facilities globally, including technology and innovation development centers. Sales are attributed to geographic areas based on the location where sales originated; long-lived assets are attributed to geographic areas based on asset location. The Company is incorporated under the existing laws of Ireland, as discussed in Note 1, which therefore represents its country of domicile. The Company has no sales generated from this country. The Company had $1.1 million and $2.2 million of existing long-lived assets in Ireland as of December 31, 2025 and December 31, 2024, respectively.

	As of and for the Year Ended December 31,					
		2025		2024		2023
United States						
Sales to external customers	$	902.5	$	999.1	$	931.0
Long-lived assets		164.9		179.4		183.0
Right-of-use assets - operating, net		17.9		22.1		14.8
Europe						
Sales to external customers	$	1,378.3	$	1,681.2	$	1,929.5
Long-lived assets		275.9		308.7		362.2
Right-of-use assets - operating, net		34.8		38.0		47.4
Asia-Pacific						
Sales to external customers	$	578.4	$	711.7	$	688.4
Long-lived assets		82.8		87.7		98.5
Right-of-use assets - operating, net		3.5		3.8		3.1
Rest of World						
Sales to external customers	$	115.7	$	121.2	$	126.5
Long-lived assets		—		—		—
Right-of-use assets - operating, net		—		—		—
Total						
Sales to external customers[1]	$	2,974.9	$	3,513.2	$	3,675.4
Long-lived assets[2]		523.6		575.8		643.7
Right-of-use assets - operating, net[3]		56.2		63.9		65.3

(1) Sales to external customers in Germany represented approximately 9% of the total for the year ended December 31, 2025 and 10% of the total for the years ended December 31, 2024 and 2023, respectively. Sales to external customers in Hong Kong represented approximately 8%, 9%, and 8% of the total for the years ended December 31, 2025, 2024, and 2023, respectively. Sales to external customers in Italy represented approximately 8%, 8%, and 7% of the total for the years ended December 31, 2025, 2024, and 2023, respectively.

(2) Long-lived assets in Germany represented approximately 13%, 12%, and 13% of the total as of December 31, 2025, 2024, and 2023, respectively. Long-lived assets in The Netherlands represented approximately 11% of the total as of December 31, 2025 and 10% of the total as of December 31, 2024, and 2023, respectively. Long-lived assets in Italy represented approximately 19%, 22%, and 23% of the total as of December 31, 2025, 2024, and 2023, respectively. Long-lived assets consist of property, plant and equipment, net, and finance lease ROU assets, net.

(3) Operating lease ROU assets in The Netherlands represented approximately 47%, 41% and 48% of the total as of December 31, 2025, 2024, and 2023, respectively. Operating lease ROU assets in Ireland represented approximately 5%, 9%, and 10% of the total as of December 31, 2025, 2024, and 2023, respectively.

NOTE 24—ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of accumulated other comprehensive income (loss) ("AOCI"), net of income taxes, consisted of:

Year Ended December 31, 2025, 2024 and 2023	Cumulative Translation Adjustments	Pension & Other Postretirement Benefit Plans, Net	Cash Flow Hedges, Net	Total
Balance at December 31, 2022	$ (151.2)	$ 29.0	$ (9.1)	$ (131.3)
Other comprehensive income (loss)	9.3	(8.9)	(25.1)	(24.7)
Amounts reclassified from AOCI to net loss[1]	—	(3.0)	29.4	26.4
Balance at December 31, 2023	$ (141.9)	$ 17.1	$ (4.8)	$ (129.6)
Other comprehensive income (loss)	(28.3)	6.3	3.3	(18.7)
Amounts reclassified from AOCI to net loss[1]	—	(2.5)	8.7	6.2
Balance as of December 31, 2024	$ (170.2)	$ 20.9	$ 7.2	$ (142.1)
Other comprehensive income (loss)	50.0	16.8	(1.6)	65.2
Amounts reclassified from AOCI to net loss[1]	—	(5.6)	2.2	(3.4)
Balance as of December 31, 2025	$ (120.2)	$ 32.1	$ 7.8	$ (80.3)

(1) The following is a summary of amounts reclassified from AOCI to net loss for the years ended December 31, 2025, 2024, and 2023.

	Amount Reclassified from AOCI			
	Year Ended December 31,			Statement of Operations
AOCI Components	2025	2024	2023	Classification
Cash flow hedging items				
Commodity cash flow hedges	$ 2.4	$ 9.7	$ 32.7	Cost of sales
Total before tax	2.4	9.7	32.7	
Tax effect	(0.2)	(1.0)	(3.3)	Provision for (benefit from) income taxes
Total, net of tax	$ 2.2	$ 8.7	$ 29.4	
Amortization of pension and other postretirement benefit plan items				
Prior service credit	$ (0.8)	$ (0.3)	$ (0.3)	(a)
Net actuarial loss	(2.8)	(1.8)	(3.8)	(a)
Curtailment and settlement (gain) loss	(3.4)	(1.1)	0.3	(a)
Total before tax	(7.0)	(3.2)	(3.8)	
Tax effect	1.4	0.7	0.8	Provision for (benefit from) income taxes
Total, net of tax	$ (5.6)	$ (2.5)	$ (3.0)	

(a) These AOCI components are included in the computation of net periodic benefit costs. Refer to Note 21 for further information....

NOTE 25— SUBSEQUENT EVENTS

Deferral of Interest Payment to Holders of the 2029 Refinance Senior Notes

As of December 31, 2025, the Company had outstanding $388.6 million aggregate principal amount of the 2029 Refinance Senior Notes. On February 17, 2026, the Company elected to utilize a contractually-available 30-day grace period for the payment of interest under the terms of the 2L Note Indenture. The Company has elected to delay its next interest payment on the 2029 Refinance Senior Notes in the amount of approximately $10.0 million, even though the Company has sufficient cash on hand to make the interest payment. If the Company does not make an interest payment on or before March 19, 2026, an event of default would be triggered under the 2L Note Indenture. Further, upon an event of default our 2029 Refinance Senior Notes are subject to the terms of an intercreditor agreement which prohibits holders from enforcing any collection action against any collateral secured by the 2029 Refinance Senior Notes for 180 days following an event of default.

Amendment to our Senior Credit Facility Agreement and Deferral of Interest Payment to Holders of the 2028 Term Loan B

On February 16, 2026, in connection with ongoing discussions with its financial stakeholders, the Company entered into an amendment (the "Amendment") to our existing credit agreement dated as of September 6, 2017 (as amended, the "Senior Credit Facility") governing our $750.0 million senior secured term loan B facility maturing in May 2028 (the "2028 Term Loan B"). The Amendment extends, until March 19, 2026, the grace period for any payment of interest under the Senior Credit Facility that is due on or after February 1, 2026 and prior to March 1, 2026. This extended grace period aligns with the grace period for payment of interest provided under the 2L Note Indenture, described above.

On February 27, 2026, the Company elected to utilize the contractually-available grace period for the payment of interest under the terms of the Senior Credit Facility. The Company has elected to delay its next interest payment on the 2028 Term Loan B in the amount of approximately $12.0 million, even though the Company has sufficient cash on hand to make the interest payment. If the Company does not make an interest payment on or before March 19, 2026, an event of default would be triggered under the Senior Credit Facility.

Amendment to our Accounts Receivable Securitization Facility

On February 24, 2026, in connection with ongoing discussions with its financial stakeholders, the Company entered into an amendment (the "First Amendment") to our existing facility for the securitization of trade receivables originated by certain subsidiaries (the "Accounts Receivable Securitization Facility"). The First Amendment waives the requirement for certain compliance certificate deliverables.

New York Stock Exchange Delisting Notification

On March 2, 2026, Trinseo PLC received notice from the New York Stock Exchange (the "NYSE") that it would commence proceedings to delist the Company's ordinary shares because the Company had fallen below the NYSE continued listing standard requiring companies to maintain an average market capitalization over a 30-trading day period of at least $15 million. The Notice also stated that trading in the Company's ordinary shares would be suspended immediately.

TRINSEO PLC

SCHEDULE II—FINANCIAL STATEMENT SCHEDULE
VALUATION AND QUALIFYING ACCOUNTS
(In millions)

	Balance at Beginning of the Period	Charged to Cost and Expense	Deduction from Reserves	Currency Translation Adjustments	Balance at End of the Period
Allowance for doubtful accounts:					
Year ended December 31, 2025	$ 8.5	$ 0.8	$ — (a)	$ 0.9	$ 10.2
Year ended December 31, 2024	6.7	2.6	— (a)	(0.8)	8.5
Year ended December 31, 2023	7.3	(0.9)	— (a)	0.3	6.7
Tax valuation allowances:					
Year ended December 31, 2025	$ 339.2	$ 89.2	$ —	$ 14.3	$ 442.7
Year ended December 31, 2024	278.3	67.0	—	(6.1)	339.2
Year ended December 31, 2023	118.4	159.6	—	0.3	278.3

(a) Amounts written off, net of recoveries.